                       FAIRBANKS GOLD MINING, INCORPORATED


                             TECHNICAL REPORT ON THE

                        FORT KNOX AND TRUE NORTH DEPOSITS


                    Fairbanks North Star Borough, Alaska USA


                                  April 4, 2003











Prepared by:

Victor J. Miller, P.E.

Senior Planning Engineer

Fairbanks Gold Mining, Inc.

Fairbanks, Alaska US

Professional Engineer: #10434 (State of Nevada)



and

Dean T. Wilton, P.G.

Technical Services Manager

Fairbanks Gold Mining, Inc.

Fairbanks, Alaska USA

Registered Professional Geologist #7659 (Wyoming)

Kinross Gold Corporation                                             April, 2003


1.0      EXECUTIVE SUMMARY ..................................................  1
2.0      INTRODUCTION AND TERMS OF REFERENCE ................................  5
2.1      TERMS OF REFERENCE .................................................  5
2.2      SOURCES OF DATA AND INFORMATION CONTAINED IN THIS
           REPORT ...........................................................  6
2.3      EXTENT OF FIELD INVOLVEMENT OF QUALIFIED PERSONS ...................  6
3.0      DISCLAIMER .........................................................  7
4.0      PROPERTY DESCRIPTION AND LOCATION ..................................  8
5.0      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
            PHYSIOGRAPHY .................................................... 14
6.0      HISTORY ............................................................ 16
6.1      FORT KNOX DEPOSIT .................................................. 16
6.2      TRUE NORTH DEPOSIT ................................................. 18
7.0      GEOLOGICAL SETTING ................................................. 20
8.0      MINERALIZATION ..................................................... 22
8.1      FORT KNOX DEPOSIT .................................................. 23
8.2      TRUE NORTH DEPOSIT ................................................. 25
9.0      EXPLORATION ........................................................ 29
10.0     DRILLING ........................................................... 32
11.0     SAMPLING METHOD AND APPROACH ....................................... 41
11.1     DRY SAMPLES ........................................................ 41
11.2     WET SAMPLES ........................................................ 41
12.0     QUALITY CONTROL, QUALITY ASSURANCE ................................. 43
12.1     CHECK ASSAYS ....................................................... 43
12.2     BLANK PROGRAM ...................................................... 44
12.3     DUPLICATE PROGRAM .................................................. 44
12.4     STANDARDS .......................................................... 45
12.5     CYANIDE SOLUBLE ASSAYS (TRUE NORTH MINE) ........................... 45
13.0     SAMPLE PREPARATION, ANALYSES AND SECURITY .......................... 46
14.0     DATA VERIFICATION .................................................. 48
15.0     ADJACENT PROPERTIES ................................................ 49
16.0     MINERAL PROCESSING AND METALLURGICAL TESTING ....................... 50
16.1     MILLING METHODS AND CAPACITY ....................................... 50
16.2     GOLD RECOVERY - FORT KNOX DEPOSIT .................................. 51
16.3     GOLD RECOVERY - TRUE NORTH DEPOSIT ................................. 51
16.4     OTHER CONSIDERATIONS ............................................... 52
         16.4.1         TRUE NORTH .......................................... 52
         16.4.2         FORT KNOX ........................................... 52
17.0     MINERAL RESOURCE AND RESERVE ESTIMATES ............................. 53


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Kinross Gold Corporation                                             April, 2003


17.1     MINERAL RESOURCE AND RESERVE STATEMENT ............................. 53
17.2     FORT KNOX DEPOSIT - MODELING METHODOLOGY ........................... 56
         17.2.1         OVERVIEW ............................................ 56
         17.2.2         SURVEY DATA ......................................... 56
         17.2.3         DATA MANAGEMENT AND VALIDATION ...................... 56
         17.2.4         DRILL HOLE DATA REJECTION ........................... 57
         17.2.5         ASSAY GRADE CAPPING ................................. 58
         17.2.6         DRILL HOLE COMPOSITING .............................. 60
         17.2.7         MODEL SETUP ......................................... 66
         17.2.8         LITHOLOGY ........................................... 67
         17.2.9         INNER-OUTER ZONES ................................... 68
         17.2.10        DOMAINS ............................................. 68
         17.2.11        VARIOGRAPHY ......................................... 69
         17.2.12        INTERPOLATION METHODOLOGY: .......................... 71
         17.2.13        SEARCH PARAMETERS: .................................. 71
         17.2.14        SPECIFIC GRAVITY - TONNAGE FACTORS .................. 72
         17.2.15        DILUTION ............................................ 72
         17.2.16        METALLURGICAL RECOVERY .............................. 72
         17.2.17        MODEL CHECKING: ..................................... 73
         17.2.18        RESOURCE AND RESERVE CLASSIFICATION ................. 73
         17.2.19        RECONCILIATION BY DOMAINS ........................... 74
17.3     TRUE NORTH DEPOSIT - MODELING METHODOLOGY .......................... 76
         17.3.1         OVERVIEW ............................................ 76
         17.3.2         DRILL HOLE DATA REJECTION ........................... 76
         17.3.3         ASSAY GRADE CAPPING ................................. 76
         17.3.4         DRILL HOLE COMPOSITING .............................. 79
         17.3.5         MODEL SETUP ......................................... 82
         17.3.6         CONTROLS ON MINERALIZATION .......................... 83
         17.3.7         DOMAINS ............................................. 83
         17.3.8         INTERPOLATION METHODOLOGY ........................... 84
         17.3.9         SPECIFIC GRAVITY - TONNAGE FACTORS .................. 85
         17.3.10        DILUTION ............................................ 86
         17.3.11        METALLURGICAL RECOVERY .............................. 89
         17.3.12        RESOURCE AND RESERVE CLASSIFICATION ................. 90
17.4     PIT OPTIMIZATION ................................................... 93
         17.4.1         FORT KNOX ........................................... 93
         17.4.2         TRUE NORTH .......................................... 95
17.5     PRODUCTION RECONCILIATION .......................................... 95


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Kinross Gold Corporation                                             April, 2003


18.0     ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION
           PROPERTIES ....................................................... 99
18.1     FORT KNOX MINE ..................................................... 99
         18.1.1         MINE EQUIPMENT ...................................... 99
         18.1.2         LIFE OF MINE PLAN ...................................100
         18.1.3         OTHER CONSIDERATIONS ................................102
         18.1.4         CAPITAL AND OPERATING COST ESTIMATES ................103
18.2     TRUE NORTH MINE ....................................................104
         18.2.1         MINE EQUIPMENT ......................................105
         18.2.2         LIFE OF MINE PLAN ...................................105
         18.2.3         OTHER CONSIDERATIONS ................................106
         18.2.4         CAPITAL AND OPERATING COST ESTIMATE .................106
         18.2.5         FINANCIAL ANALYSIS ..................................107
18.3     PRODUCTION SCHEDULE ................................................108
19.0     REFERENCES .........................................................110
APPENDIX A - FORT KNOX DRILL HOLE LISTING ...................................112
APPENDIX B - TRUE NORTH DRILL HOLE LISTING ..................................126


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Kinross Gold Corporation                                             April, 2003

LIST OF FIGURES

FIGURE 4.1-1            Fort Knox and True North Projects
                        General Location and Land Position Plan                           9
FIGURE 4.2-1            True North Property Map                                          12
FIGURE 8.1-1            Fort Knox Deposit - General Geology                              24
FIGURE 8.2-1            General Geology - True North Deposit                             27
FIGURE 10-1             Drill Hole Location Plan - Fort Knox Deposit Area                33
FIGURE 10-2             Drill Hole Location Plan - True North Deposit Area               35
FIGURE 17.2.5-1         Probability Plot - Fort Knox Raw Assay Data                      59
FIGURE 17.2.6-1         Fort Knox Deposit - 5 foot Sample Statistics                     61
FIGURE 17.2.6-1         Fort Knox Deposit - Composite Sample Statistics                  63
FIGURE 17.2.6-3         Fort Knox Deposit - Block Model Grade Statistics                 65
FIGURE 17.3.3-1         Probability Plot - True North Raw Assay Data                     78
FIGURE 17.3.4-1         True North Deposit - 5 foot Sample Statistics                    80
FIGURE 17.3.4-2         True North Deposit - Composite Sample Statistics                 81
FIGURE 17.3.12-1        True North Deposit - Block Model Grade Statistics (Undiluted)    91
FIGURE 17.3.12-2        True North Deposit - Block Model Grade Statistics (Diluted)      92

LIST OF TABLES

TABLE 1-1               Proven and Probable Mineral Reserve Summary                       1
TABLE 1-2               Measured and Indicated Mineral Resource Summary                   2
TABLE 16.2-1            Grade Recovery Relationship - Fort Knox Mine                     51
TABLE 17.1-1            Fort Knox Property - Mineral Reserve Summary (12/31/02)          54
TABLE 17.1-2            True North Property - Mineral Reserve Summary (12/31/02)         54
TABLE 17.1-3            Fort Knox Property - Mineral Resource Summary (12/31/02)         55
TABLE 17.1-4            True North Property - Mineral Reserve Summary (12/31/02)         55
TABLE 17.2.11-1         Variogram Parameters                                             70
TABLE 17.2.19-1         Fort Knox - Production to Model Reconciliation                   75
TABLE 17.4.1-1          Fort Knox Slope Angles                                           94
TABLE 17.5-1            Production Reconcilaition for 2002 -Fort Knox Deposit            96
TABLE 17.5-2            Production Reconcilaition for Life of Mine -Fort Knox Deposit    96
TABLE 17.5-3            Production Reconcilaition for 2002 -True North Deposit           97
TABLE 18.1.4-1          Estimated Operating Costs - Fort Knox Mine                      103
TABLE 18.3-1            Fort Knox - True North Life of Mine Production Schedule         109

Technical Report on the Fort Knox                                             iv
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

Kinross Gold Corporation                                             April, 2003


1.0     EXECUTIVE SUMMARY

Fairbanks Gold Mining, Inc. (FGMI) a wholly owned subsidiary of Kinross Gold Corporation (Kinross), operates two open pit gold mines and a processing plant at its Fairbanks, Alaska property, which is located approximately 25 miles by road (40 kilometers) northeast of the city of Fairbanks. The two mines, Fort Knox and True North, provide the feed for the Fort Knox mill, a large and modern carbon-in-pulp gold extraction plant that has a capacity of between 36,000 to 50,000 short tons (32,658 to 45,359 tonnes) per day.

FGMI controls extensive property positions at both of the mines, covering not only the Fort Knox and True North gold deposits, but also known extensions of the mineralized zones.

The Company has carried out comprehensive exploration and development drilling programs at both properties. As of the end of 2002 the Company had identified mineral reserves and mineral resources for both deposits.

Table 1-1 summarizes the Proven and Probable Mineral Reserves for the Fort Knox and True North deposits as at December 31, 2002 using an assumed gold price of $300 US per ounce.

                                    TABLE 1-1
                   PROVEN AND PROBABLE MINERAL RESERVE SUMMARY

--------------------------------------------------------------------------------
                    Proven                 Probable        Proven and Probable
--------------------------------------------------------------------------------
Property       Tonnes    Grade         Tonnes    Grade       Tonnes    Grade
               (,000)    (g/t)         (,000)    (g/t)       (,000)    (g/t)
--------------------------------------------------------------------------------
Fort Knox      56,938     0.84         33,758     0.77       90,696     0.81
True North      1,476     0.84          4,986     1.66        6,462     1.47
--------------------------------------------------------------------------------
TOTAL          58,414     0.84         38,744     0.89       97,158     0.86
--------------------------------------------------------------------------------


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Kinross Gold Corporation                                             April, 2003


In addition to the above noted Mineral Reserves, Measured and Indicated Mineral Resources as at December 31, 2002 at an assumed gold price of $325 US are summarized in Table 1-2.

                                    TABLE 1-2
                 MEASURED AND INDICATED MINERAL RESOURCE SUMMARY

--------------------------------------------------------------------------------
                  Measured                Indicated       Measured and Indicated
--------------------------------------------------------------------------------
Property       Tonnes    Grade         Tonnes    Grade       Tonnes    Grade
               (,000)    (g/t)         (,000)    (g/t)       (,000)    (g/t)
--------------------------------------------------------------------------------
Fort Knox       3,879     0.81         11,345     0.65       15,224     0.69
True North          -        -            823     1.40          823     1.40
--------------------------------------------------------------------------------
TOTAL           3,879     0.81         12,168     0.70       16,047     0.73
--------------------------------------------------------------------------------

The Fort Knox and True North deposits also host a combined Inferred Mineral Resource of 6.6 million tonnes averaging 0.71 g/tonne Au at the same $325 US per ounce gold price.

Fort Knox and True North are currently being mined as conventional truck and shovel open pit mines. Ore from both deposits is processed at FGMI's modern mill complex adjacent to the Fort Knox mine.

The Fort Knox mine has produced gold on a continuous basis since 1996. Fort Knox has produced slightly more than 2.66 million ounces of gold (443,000 ozs annually) from 99.7 million tons of ore (16.6 M tonnes annually). Production from the True North deposit commenced in 2001.

Production experience at both deposits indicates that the current Mineral Resource and Reserve Models are conservative, underestimating both the tonnage and grade of the deposits as compared to actual production. At Fort Knox, mine production statistics indicate that the mine has produced approximately 4% more gold than what was predicted by the model. At True


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Kinross Gold Corporation                                             April, 2003


North, where the production history is more limited and the gold grades are higher, production exceeded the model by 11%.

FGMI's Life of Mine Plan (LoMP) has been developed based on the design pits and Proven and Probable Mineral Reserves at a $300 per ounce US gold price assumption. The LoMP indicates that the Fort Knox / True North deposits host sufficient Mineral Reserves to support an eight year mine life which includes processing of the low grade stockpile material at the end of the mine life. Reserves at the True North deposit are exhausted by 2005 with production from that point forwarding originating from the Fort Knox deposit until 2010 when the low grade stockpiles are processed.

Overall, the LoMP calls for an annual production rate of 13.4 million tonnes averaging 0.86 g/tonne Au. Recoveries are estimated to average 88% over the LoMP.

FGMI has estimated both operating and capital cost requirements in support of the LoMP and financial analysis of the project indicates a positive cash flow. The LoMP, cost estimates, budgets and financial analysis have been estimated using industry standard procedures and assumptions. The authors of this report have reviewed these documents and found them to be complete and free of gross errors or omissions. FGMI considers these documents to be confidential in nature and therefore, are not incorporated into the body of this report. Individuals requiring access to said documents are required to sign a confidentiality agreement with Kinross Gold Corporation.


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Kinross Gold Corporation                                             April, 2003


This document supports the December 2002 Fort Knox and Area Mineral Resource and Reserve Statement.

















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and True North Deposits

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Kinross Gold Corporation                                             April, 2003



2.0     INTRODUCTION AND TERMS OF REFERENCE

2.1     TERMS OF REFERENCE

This report has been prepared to fulfill the requirements of National Instrument 43-101 as they relate to the estimation and reporting of mineral reserves and mineral resources situated on properties owned or controlled By Kinross Gold Corporation (Kinross) and its subsidiary Fairbanks Gold Mining, Incorporated
(FGMI) in the Fairbanks mining district, Fairbanks North Star Borough, Alaska USA. The report covers the period from January 1, 2002 through December 31, 2002.

The mineral reserve and mineral resource estimates cited in this report were classified in conformance within the meanings ascribed by the Canadian Institute of Mining, Metallurgy, and Petroleum CIM Standards on Mineral Resources and Reserves DEFINITIONS AND GUIDELINES.

Conversion of mine data to metric equivalents used the following conversion factors:


         Tons to tonnes                     multiply by 0.90718

         Oz / ton to g/tonne                multiply by 34.2857


Remaining units of measure (distance, area, etc,) unless otherwise noted are presented in both metric and English units of measure.


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Kinross Gold Corporation                                             April, 2003


2.2     SOURCES OF DATA AND INFORMATION CONTAINED IN THIS REPORT

The mineral resource and mineral reserve estimates reported in this document were prepared using technical information from the files of FGMI. Some of the assay and geologic data were developed by previous owners of the respective properties, but FGMI has taken steps to review all of this information for reasonableness. The majority of information used in the estimates was collected during the course of exploration and development drilling programs carried out by FGMI, or data that was developed by contractors who conducted various studies under FGMI's supervision.

2.3     EXTENT OF FIELD INVOLVEMENT OF QUALIFIED PERSONS

The Qualified Persons who supervised the preparation of the mineral reserve and mineral resource estimates cited in the report, and compiled this document are Victor J. Miller P. E., Senior Planning Engineer, and Dean T. Wilton P. G., Technical Services Manager for FGMI. Both Qualified Persons have been regularly involved in the day-to-day activities related to exploration, development, mineral reserve and resource estimation and production at all of FGMI's properties in the Fairbanks mining district since late in 2001. As such, the Qualified Persons have inspected the properties covered in this report.


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Kinross Gold Corporation                                             April, 2003


3.0     DISCLAIMER

This report was prepared by the authors using data prepared under their direction, as well as under the supervision of other employees of FGMI. While reasonable care has been taken in the preparation of this report, the authors cannot guarantee the completeness or accuracy of supporting studies not prepared under their direct supervision. While the authors did not supervise the preparation of reports relating to reserve estimation techniques (prior to 2001), geotechnical studies, or any drilling and assaying prior to 2001, they have examined the reports and supporting data and have concluded that the information, conclusions and recommendations are reasonable. Accordingly, the authors feel that report recommendations and conclusions are suitable for use in the preparation of the appropriate sections of this report.

Mineral Resource Development, Inc. (MRDI) of San Mateo, California have assisted in the mineral modeling for both deposits through 2001. Most of the modeling methodology developed by the FGMI staff and MRDI was incorporated into the 2002 resources and reserves.


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

Kinross Gold Corporation                                             April, 2003


4.0     PROPERTY DESCRIPTION AND LOCATION

The Fort Knox and True North mines are situated in the Fairbanks North Star Borough in the State of Alaska, United States of America. Figure 4.1-1 is a general location map of the Fort Knox and True North properties. The blue shaded areas define the company's land holdings at both the Fort Knox and True North mines as well as locating the deposits relative to the city of Fairbanks.


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Kinross Gold Corporation                                             April, 2003


                                  FIGURE 4.1-1
                        FORT KNOX AND TRUE NORTH PROJECTS
                     General Location and Land Position Plan


















                                    [PICTURE]













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Kinross Gold Corporation                                             April, 2003


Both the Fort Knox and True North properties are active, open pit, mining operations. The Fort Knox gold mine is located 40 kilometers (25 miles) by road northeast of the city of Fairbanks, Alaska, and the True North mine is 43 kilometers (27 miles) from Fairbanks. An 18-kilometer (11 mile) long all-weather gravel road connects the two mines. Ore from the two mines is processed at the Fort Knox mill, which is adjacent to the Fort Knox mine.

The Company controls a large and diverse group of properties that comprise its mineral holdings in the Fairbanks mining district. These properties include patented and unpatented Federal lode and placer mining claims and State of Alaska mining claims. Some of the claims are owned outright, while others are controlled through leases and/or joint venture agreements. Figure 4.1-1 presents FGMI's land position within the Fairbanks Gold Mining District. Blue shaded areas represent the company's holdings.

At the Fort Knox project, the Company owns 1,168 State of Alaska mining claims covering an area of approximately 19,962 hectares (49,320 acres), an additional 501 hectares (1,239.5 acres) of mineral rights comprised of an Upland Mineral Lease issued by the State of Alaska, a Millsite Lease (issued by the State of Alaska), and one unpatented (federal) lode mining claim. Together, these properties cover an area of approximately 20,463 hectares (50,564 acres). Mineral reserves at the Fort Knox mine are situated on 505 hectares (1,248 acres) of land that are covered by a State of Alaska Millsite Lease. Although this lease expires in 2014, it may be renewed for a period not to exceed 55 years. The lease carries a 3 percent production royalty, based on net income and recovery of the initial capital investment, payable to the State of Alaska Mental Health Trust. The Company has not been obligated to pay any royalties for production from the Fort Knox mine.


Technical Report on the Fort Knox                                             10
and True North Deposits

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Kinross Gold Corporation                                             April, 2003


Mineral production from State mining claims is subject to a Mine License Tax, payable to the State of Alaska; following a three-year "grace" period after production commences. The license tax ranges from 3 to 7 percent of taxable income. There has been no production from State claims situated outside the boundaries of the Millsite Lease at the Fort Knox mine. The unpatented lode claim (federal) is owned by the Company and is not currently subject to any royalty provisions.

The True North mine area is covered by an extensive group of State of Alaska mining claims. The Company owns 104 mining claims, covering 1,619 hectares (4,000 acres), and these claims are subject to a production royalty tax of 3 percent payable to the State of Alaska. Mineral leases have been executed between the Company and eleven private individuals, for an additional 138 State mining claims that cover approximately 2,185 hectares (5,400 acres). Figure 4.2-1 is a detailed property map for the True North deposit, showing the claim boundaries, outlined in red, the ultimate pit limit as a thick line, current pit contours, current waste dump and permitted disturbance.


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

Kinross Gold Corporation                                             April, 2003


                                  FIGURE 4.2-1
                             True North Property Map
















                                    [PICTURE]



















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Kinross Gold Corporation                                             April, 2003


Mineral reserves at the True North mine are situated on two groups of State claims that the Company has leased from private individuals. Mineral production to date has been from one of the leased claim blocks, and production royalties have been paid.



























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and True North Deposits

Kinross Gold Corporation                                             April, 2003


5.0     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Company's mineral prospects and mining operations are situated in close proximity to the City of Fairbanks, which is a major population, service and supply center for the Interior region of Alaska. Fairbanks is the second largest city in Alaska, and has an estimated population of more than 35,000. The surrounding areas of the Fairbanks North Star Borough have a further 30,000 to 40,000 residents. Fairbanks is served by major airlines and the Alaska Railroad, and is connected to Anchorage and Canada by a series of well-maintained paved highways. Services, supplies, and energy (fuel and electricity) are available in Fairbanks in ample quantities to support the local and regional needs, along with the mining and processing operations of FGMI.

The Fairbanks mining district is an arcuate belt of placer and lode gold deposits that is more than 64 kilometers (40 miles) long and about 13 kilometers (8 miles) wide, and is situated within the northern foothills of the Tanana Valley of central Alaska. The southwestern part of the mining district is located about 18 kilometers (11 miles) west of the city of Fairbanks and the northeastern extremity of the district is approximately 48 kilometers (30 miles) to the northeast. The area has generally good access, with numerous all-weather paved highways and gravel roads maintained by the Fairbanks North Star Borough and the State of Alaska.

The mining district is a region of low hills and broad valleys occupied by meandering streams. The hills are generally rounded with gentle slopes and


Technical Report on the Fort Knox                                             14
and True North Deposits

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Kinross Gold Corporation                                             April, 2003

irregular ridge patterns. Meandering ridgelines were formed by numerous gulches and streams that cut the flanks of the ridges and hills. The most prominent topographic features include Ester Dome, which is in the western part of the district and is 720 meters (2,364 feet) above sea level, and Pedro Dome, which is situated in the northeastern part of the area and is 609 meters (2,000 feet) above sea level.

The Fairbanks area has a sub-arctic climate, with long cold winters and short summers. Winter low temperatures drop to the range of -40 to -55 F, while in the summer, highs may occasionally exceed +90 F. The annual rainfall in Fairbanks is approximately 30.50 centimeters (12 inches).


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and True North Deposits

Kinross Gold Corporation                                             April, 2003


6.0     HISTORY

6.1     FORT KNOX DEPOSIT

The Fort Knox area was actively explored for gold placer deposits since 1902 when Felix Pedro discovered gold in Fish Creek which is located downstream of the Fort Knox deposit. Since that initial discovery, the Fish Creek drainage basin has produced in excess of 8 million ounces of gold, predominantly from placer deposits. Placer mining operation continue to this day.

Exploration for lode gold deposits was very limited during the early history of the region, focused on tracing the source of the placer deposits up headwaters and tributaries to Fish Creek. The Fort Knox deposit area was originally mapped by USGS geologist Alfred Brooks in the early 1900's. Brooks' mapping described a large granitic intrusive within the project area.

In 1913, H. A. Currier staked lode-mining claims covering auriferous quartz veins on the Melba Creek-Monte Cristo Creek divide (covering part of what is now the Fort Knox gold deposit). A three-stamp mill was constructed on the property, but there is little evidence of any production from the claims. USGS geologists who examined the prospect noted the association of bismuthite and gold in quartz veins and suggested a relationship between the observed mineralization and the large granitic intrusive located nearby.

The claims were dormant until 1980 when two local prospectors, Joe Taylor and George Johnson staked 19 state mining claims to work placer deposits. From 1980
- 1982, Taylor and Johnson worked the placers of Monte Cristo


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and True North Deposits

Kinross Gold Corporation                                             April, 2003


Creek, recovering bismuthite nuggets that contained abundant gold.. The demonstrated correlation between the gold and bismuth led Taylor and Johnson to prospect the slopes and divide between Melba and Monte Cristo Creeks. The prospecting involved panning and trenching operations which suggested that gold mineralization was widespread and resulted in the prospectors staking an additional 34 mining claims.

In 1984, Rob Blakestead, a consulting geologist, noted the presence of visible gold in granitic hosted quartz veins. around the Fort Knox area. This discovery led to increasing levels of exploration in an effort to locate the source of the gold. IN 1986, the claims were leased to Nye Minerals who entered into a joint venture agreement with Electrum Resources in 1987. From 1987 through to 1991, numerous small mining companies actively explored the claims, including FGMI.

In 1992, AMAX Gold, Inc (AMAX). purchased the Fort Knox project and established FGMI as a wholly owned subsidiary to operate the project. FGMI initiated extensive exploration programs on the property which included surface geochemical sampling, drilling and geophysics.

Soil sampling proved to be a useful exploration tool, delineating the ore body during the initial exploration of the deposit. This was followed up by surface trenching and mapping of the anomalies developed through soil geochemistry to identify the more favorable exploration targets.

Ground magnetometer surveys performed in 1987, 1991 and 1992 were employed with limited success. By the end of 1992, 427 holes totaling in excess of 262,000 feet had been completed on the property.


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and True North Deposits

Kinross Gold Corporation                                             April, 2003


This work led to the completion environmental and engineering studies examining the feasibility of commencing commercial production from the deposit.

In 1995, AMAX began construction of mill and started pre-stripping the Fort Knox gold deposit. The first gold was poured in 1996 and the property has operated continuously since start up. Kinross acquired the property in 1998 as part of the merger with AMAX.

6.2     TRUE NORTH DEPOSIT

In 1916, approximately 200 tons of stibnite were shipped from the Hindenburg prospect which was acquired by AMAX in 1990. AMAX completed regional geochemical sampling and trenching programs outlining several anomalies that warranted follow up exploration. AMAX completed a 4 hole, 1,000 foot drill program on the Hindenburg prospect in 1991 and followed up with a 16 hole, 5,332 foot drill program during the 1992 field season. This program outlined an inferred oxide resource in excess of 300,000 ounces of gold averaging 0,092 oz / ton with an estimated 3:1 stripping ratio.

Ryan Lode Mines Inc. (RLM), a wholly owned Alaska subsidiary of La Teko Resources Ltd. (LTR), entered into a joint venture agreement with AMAX in 1993 to further explore the True North property. From 1993 - 1994, 57,557 feet of drilling was completed outlining a proven and probable reserve of 446,000 ounces at an assumed gold price of $375 and a cut-off grade of 0.015 oz per ton. Subsequent to this drilling, LTR acquired a 100% interest in the property from AMAX in 1993.


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and True North Deposits

Kinross Gold Corporation                                             April, 2003


In 1995, Newmont Exploration Ltd. (NEL) joined LTR to form the True North Joint Venture in which Newmont held a 65% interest and LTR held the remaining 35%. Newmont spent $17.0 million in exploration expenditures on the property, identifying a indicated and inferred resource of 18 million tons averaging 0.072 oz/ton.

Kinross, through merger, acquired La Teko's interest in the property in 1999. In the spring of 1999, Kinross acquired Newmont's 65% interest in the property in a cash transaction and the property management fell to Kinross' subsidiary FGMI who initiated additional exploration work on the property which led to engineering and environmental studies examining the feasibility of the project and examining the synergies with the Fort Knox mine and mill complex. .

In 2001, the first gold production from the True North mine was realized by FGMI.


Technical Report on the Fort Knox                                             19
and True North Deposits

Kinross Gold Corporation                                             April, 2003

7.0     GEOLOGICAL SETTING

The properties are located within the Fairbanks mining district, a southwest-northeast trending belt of lode and placer gold deposits that comprise one of the largest gold producing areas in the state of Alaska.

The Fairbanks district is situated in the northwestern part of the Yukon-Tanana Uplands. The Yukon-Tanana terrane consists of a thick sequence of polymetamorphic rocks that range from Precambrian (?) to upper Paleozoic in age. The protoliths were comprised primarily of sedimentary and volcanic units, with only minor rocks of plutonic origin. The region has undergone at least two periods of dynamic and thermal metamorphism, an early prograde amphibolite event, and a later, retrograde, greenschist facies event. Some workers have suggested a more complex metamorphic history for the area, with the identification of four Phases of penetrative deformation.

The dominant rock unit in the district is the Fairbanks Schist. It is comprised of gray to brown fine-grained micaceous schist and micaceous quartzite. Interlayered with the Fairbanks Schist is the Cleary Sequence, a varied assemblage of metamorphic lithologies. In the northern part of the district highly metamorphosed rocks of the Chatanika terrane have been identified. These rocks, which are in fault contact with the Fairbanks Schist and Cleary Sequence, are thought to be Devonian to Mississippian in age, and have been metamorphosed to eclogite facies.

The dominant structural trend of the district is expressed by numerous northeast trending faults and shear zones. These structures, which were


Technical Report on the Fort Knox                                             20
and True North Deposits

Kinross Gold Corporation                                             April, 2003


important to the localization of gold mineralization, show a dominant strike-slip movement.

Several intrusive bodies, ranging in age from late Cretaceous to early Tertiary, penetrate the Yukon-Tanana terrane. They generally range from ultramafic to felsic in composition, and can be distinguished from older intrusive rocks by their lack of metamorphic textures.


Technical Report on the Fort Knox                                             21
and True North Deposits

Kinross Gold Corporation                                             April, 2003


8.0     MINERALIZATION

The Fairbanks mining district, the site of all of FGMI's mines and exploration projects, is well known as a major placer gold camp, having produced in excess of 8.0 million ounces of gold since 1902. Although it is a significant mining district in terms of total production, it had seen only limited lode production until the discovery and development of the Fort Knox deposit in the late 1990's. The discovery and development of the True North deposit, which commenced production in 2001, has further enhanced the lode production from the district.

Gold mineralization in the Fairbanks district is hosted in a variety of geologic settings:

        o The Fort Knox deposit (the largest lode deposit in the district) is characterized by mineralization in quartz and pegmatite veins,

        o       stockwork zones and mineralized shear zones;

        o True North mineralization is hosted within carbonaceous sediments and complex structures and is associated with small scale quartz veins;

        o Within and adjacent to large-scale shear zones, such as the Ryan Lode deposit;

        o Mineralization is hosted in skarn zones, and in quartz veins within the skarns, such as at the Gil project; and

        o In quartz veins within the Fairbanks Schist (the Cleary Hill mine, etc.)


Technical Report on the Fort Knox                                             22
and True North Deposits

Kinross Gold Corporation                                             April, 2003


8.1     FORT KNOX DEPOSIT

The Fort Knox gold deposit is hosted by the Vogt stock - a late Cretaceous-aged multi-Phase granitic body that intrudes Precambrian to mid-upper Paleozoic schists of the Yukon-Tanana terrane. The surface exposure of the Vogt stock is elongate, measuring approximately 1,067 meters (3,500 feet) east-west and 610 meters (2,000 feet) north-south.

Gold occurs in and along the margins of pegmatites, quartz veins and veinlets, quartz-filled shears, and fractures within the granite. Pre-mineralization fractures, which resulted from magmatic doming, provided conduits for mineralizing fluids within the stockwork and shear zones. The stockwork veins strike predominantly east-west and dip randomly. Vein density decreases with depth. Shear zones generally strike northwest to southeast and dip moderately to the southwest .

Figure 8.1-1 presents the local geology of the Fort Knox deposit. The plan shows the extent of the granite intrusive and the distribution and orientation of the major shear zones affecting mineralization overlain on the proposed ultimate pit limits.


Technical Report on the Fort Knox                                             23
and True North Deposits

Kinross Gold Corporation                                             April, 2003


                                  FIGURE 8.1-1
                       FORT KNOX DEPOSIT - GENERAL GEOLOGY












                                    [PICTURE]
















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and True North Deposits

Kinross Gold Corporation                                             April, 2003


There appear to be two distinct zones of gold distribution within the deposit: the inner zone, which is characterized by mineralization that has good continuity over considerable distances; and an outer zone, where the mineralization has shown itself to be less predictable. It appears that the differences in the continuity of the mineralization may be due to grain size changes and different Phases within the stock.

Mineralization in the quartz-filled shears is distributed relatively evenly, and individual gold grains are generally less than 100 microns in size, in contrast to the stockwork veins, where gold particle size and distribution are more erratic. The mineralized zone has a very low sulfide content.

The authors are confident that the geology and controls on mineralization at the Fort Knox deposit are well understood.

8.2     TRUE NORTH DEPOSIT

The True North gold deposits lies within the poly-metamorphic Chatanika Terrane, a klippe of eclogitic marbles, calc-magnesian schists, quartz-muscovite schists, carbonaceous phyllites, and quartzites. In the mine area, rocks have been subdivided into four main lithologic units:


        o Graphitic phyllite - Grades into a carbonaceous and extremely fine-grained schist and fine-grained carbonaceous quartzite;

        o Mafic schist unit - Amphibolite and biotite-chlorite-amphibolite schist;

        o Eclogite unit - Magnetic and non-magnetic calcareous eclogite and marble; and


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and True North Deposits

Kinross Gold Corporation                                             April, 2003


        o Felsic unit - Muscovite schist, quartz-muscovite +/- biotite schist and quartzite

The mineral deposits are partially situated in a structurally complex zone that has a northeast elongated orientation that parallels the Eldorado fault. It is characterized by a series of gentle to complex folds, especially between the Eldorado fault and the sub-parallel "Neil's discontinuity", shear zones, breccias, and occasional low angle faults. Northwest of Neil's discontinuity the mineralized zones dip gently to the northwest, while south of the zone mineralization dips to the southeast. The area between Neil's discontinuity and the Eldorado fault is structurally complex, and the orientation of individual mineralized zones in this area can be highly variable.

Figure 8.2-1 presents the local geology at the True North deposit. The proposed ultimate pit limit is outlined in red.


Technical Report on the Fort Knox                                             26
and True North Deposits

Kinross Gold Corporation                                             April, 2003


                                  FIGURE 8.2-1
                      GENERAL GEOLOGY - TRUE NORTH DEPOSIT















                                    [PICTURE]



















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and True North Deposits

Kinross Gold Corporation                                             April, 2003


The gold mineralization in the True North deposits is hosted in felsic schists and is frequently accompanied by carbon and carbonate alteration in sheared or otherwise structurally prepared zones. The gold is very fine grained, and is closely associated with pyrite, arsenopyrite, and stibnite in the unoxidized zones. It occurs in drusy quartz veins, and in altered and brecciated rocks adjacent to breccia bodies. There appears to be a direct relationship between veining and gold content, as weakly veined rocks generally carry lower gold values.

The authors are confident that the geology and controls on mineralization at the Fort Knox deposit are well understood.


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and True North Deposits

Kinross Gold Corporation                                             April, 2003


9.0     EXPLORATION

Although the Fairbanks district has produced very significant amounts of gold, over 8.0 million ounces since its discovery in 1902, most of the production has come from the extensive auriferous gravels, rather than lode deposits. Prospecting and exploration for the lode sources for the placer deposits have been carried out periodically since the discovery of the district, but until the 1990's, there was little success from these efforts.

Exploration procedures, which are standard to the gold exploration industry, that have been utilized at the Fort Knox and True North projects include:

o Reconnaissance and detailed geologic mapping, on a base of either topographic maps or aerial photographs, and at scales that are suitable to show the details of observed geologic features. Geologic mapping on topographic base maps is normally done at a scale of 1 inch = 500 feet, and mapping that is done on aerial photographs is at a scale of 1 inch = 2,000 feet. This work is undertaken by employees of the Company or contract/consulting geologists;

o Soil and rock chip sampling to determine the presence of gold mineralization, or associated (trace) elements. These samples are regularly collected during the course of geologic mapping programs, and this work is also carried out by either Company employees or contract/consulting geologists, under Company supervision;

o Soil anomalies were trenched to create exposures of bedrock. The trenches are cut with bulldozers owned and operated by contracting firms. The trenches are mapped in detail and also sampled in detail by either contract/consulting geologists or Company personnel;


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and True North Deposits

Kinross Gold Corporation                                             April, 2003


o Drilling has been the principal exploration tool used by the Company at the two projects. Two drilling methods have been used - diamond core and reverse circulation (RC). Drilling is always completed by independent drilling contractors under the supervision of Company personnel. Sampling of the drill holes is done by staff of the drill contractors, under close supervision of Company or contract geologists;

o Geochemical and assay determinations for gold and associated elements are undertaken by independent commercial laboratories. The Company has utilized the services of two firms - ALS Chemex Laboratories and Bondar-Clegg (now owned by the ALS Chemex group). Prior to 2002, all of the assaying for both Fort Knox and True North was done by Bondar-Clegg at their Vancouver, B.C. laboratory (the samples were dried, weighed, crushed, and pulped at the Bondar-Clegg preparation facility in Fairbanks), and quality control, or check assaying (described elsewhere in this report) was done by Chemex Laboratories at their laboratory in Vancouver. At the beginning of 2002 all assaying was done by ALS Chemex at their Vancouver laboratory, although sample preparation was done at their facility in Fairbanks. Check assay work during 2002 was done by Acme Analytical of Vancouver, B.C.

Certain aspects of the process of mineral exploration and evaluation have varying degrees of precision. The Company has developed programs to determine the degree of precision of the most critical elements - analytical determinations (assaying) and drill sample reliability. The sample QA/QC (quality assurance/quality control) program is both rigorous and effective. The quality control program is more fully described in Section 12.0 of this report. The Company also utilizes a very stringent method for determining if


Technical Report on the Fort Knox                                             30
and True North Deposits

Kinross Gold Corporation                                             April, 2003


reverse circulation samples are representative of rock penetrated by drill holes.


























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and True North Deposits

Kinross Gold Corporation                                             April, 2003


10.0    DRILLING

Drilling is the principal tool utilized by FGMI to explore for and define mineral deposits in the Fairbanks mining district. Two types of drilling have been used at the Fort Knox and True North projects - diamond core and reverse circulation methods.

Comprehensive drilling programs have been carried out at both mines. The Fort Knox deposit has been defined by 594 drill holes (201 core holes and 393 reverse circulation holes totaling 375,230 feet), which have provided 75,046 nominal 1.52-meter (5 foot) long samples.


Figure 10-1 shows the drill hole distribution at the Fort Knox deposit.


Technical Report on the Fort Knox                                             32
and True North Deposits

Kinross Gold Corporation                                             April, 2003


                                   FIGURE 10-1

                DRILL HOLE LOCATION PLAN - FORT KNOX DEPOSIT AREA















                                    [PICTURE]















Technical Report on the Fort Knox                                             31
and True North Deposits

Kinross Gold Corporation                                             April, 2003


The True North deposit has been defined by 1,353 drill holes (totaling 352,660 feet), which provided 70,532 nominal 1.52-meter (5 foot) long samples.


Figure 10-2 presents the drill hole location plan of the True North deposit.


Technical Report on the Fort Knox                                             34
and True North Deposits

Kinross Gold Corporation                                             April, 2003


                                   FIGURE 10-2
               DRILL HOLE LOCATION PLAN - TRUE NORTH DEPOSIT AREA
















                                    [PICTURE]



















Technical Report on the Fort Knox                                             35
and True North Deposits

Kinross Gold Corporation                                             April, 2003


Reverse circulation (RC) drilling is a method of "rotary" drilling. Drilling medium (water, foam or other drilling mud and additives, or air) is circulated to the drill bit face from the surface on the outside of the drill rods and the drill cuttings (samples of rock that are ground up by the drill bit cutting face) are removed through the inside of the rods. Reverse circulation drilling is a generally accepted method that is commonly used in mineral exploration and development drilling programs throughout the world. Reverse circulation holes completed by FGMI are normally 139.70 millimeters (5.50 inches) in diameter, but may range as high as 146.05 millimeters (5.75 inches) in diameter.

Core drilling is the process of obtaining continuous cylindrical samples of rock from drill holes by means of annular shaped rock cutting bits rotated by a borehole-drilling machine. Core drilling, also referred to as diamond

Drilling, is commonly used to collect undisturbed and continuous samples from either complete drill holes. It may also be used for pre-selected intervals of holes that are of particular interest. Compared to samples obtained by RC drilling, the core provides detailed and comprehensive sampling, improved geologic description, samples for geotechnical and rock strength tests, samples for metallurgical testing, and density determination.

Commonly the Company has drilled PQ3 diameter core holes (83.1 mm, or 3.270 inches) at the Fort Knox deposit since 1998. Prior to1998, core holes were PQ diameter (85.0 mm, or 3.345 inches in diameter). Both PQ3 and PQ diameter core are commonly used for exploration and evaluation of mineral deposits. Due to the coarse grained nature of the gold hosted within


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and True North Deposits

Kinross Gold Corporation                                             April, 2003


the Fort Knox deposit, the larger core diameter was considered to be the preferred sample diameter. Core holes drilled at the True North property are HQ (63.5 mm, or 2.5 inches) diameter, in part, because of the finer grained and more disseminated nature of the gold present at True North.

Core samples and RC drill cuttings are collected from each drill hole and are geologically logged (detailed descriptions of rock types, alteration, mineral identification, and examination of structural features present in core samples). Reverse circulation holes are sampled on regular 1.52-meter (5 foot) intervals for the entire length of the hole. Each core interval and RC cutting sample is submitted to an independent assay laboratory for geochemical analysis, and the subsequent geochemical data is entered with the lithologic log data into the project database. All of the drill data is used to construct subsurface geologic maps and cross sections depicting geologic contacts, interpretations of structural settings, and extent of alteration zones and intervals of mineralization. The "raw" data, as well as the geologic interpretations, are used to prepare estimates of mineral resources and mineral reserves that may be present.

In addition to the preparation of detailed lithologic logs for all core and reverse circulation holes the core from each diamond drill hole is photographed and the photographs are retained for future use. A representative "split" of all reverse circulation drill hole samples, collected at 1.52 meter (5 foot) intervals, are preserved in plastic "chip trays". The trays are designed to hold 20 five foot samples, and each sample has a weight of approximately 200 grams. A split of each core from holes drilled in the True


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and True North Deposits

Kinross Gold Corporation                                             April, 2003


North deposit has been retained and stored in the Company's sample storage facility in the Fairbanks area. The core split is either sawn one-quarter or one-half of the core cylinder. All of the core from diamond drill holes completed in the Fort Knox deposit was pulverized and submitted for assay.

Starting in 1997, angled core holes have been routinely down-hole surveyed with a Reflex EZ-Shot instrument. Although early core drill holes were not down hole surveyed, readings from more recent drilling indicate holes usually deviate 30 or less over 1,000 ft. of core length

The Company employs, as a standard operating procedure, a very detailed analysis program for determining if a particular reverse circulation drill sample is representative of the rock within the drill hole. This program includes weighing the samples to determine if the sample is under weight (indicating loss of material in the sampled interval). All assay data from mineralized intervals are analyzed by two computer programs (developed by MRDI, an independent mining consulting firm) to determine if there is a predictable repetition (cyclicity) to high grade intervals, or (decay) of assays immediately adjacent to and below high grade intervals, possibly indicating contamination of certain assay values. Any holes suspected of down hole contamination on the basis of these three criteria are examined in cross-sections. Based on how the area compared to adjacent holes, a decision is made as to whether or not the data is to be rejected. If any samples are determined from these procedures to be suspicious, that data is "rejected" and is excluded from the database used to estimate mineral resources.


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and True North Deposits

Kinross Gold Corporation                                             April, 2003

One computer program developed by MRDI and employed by FGMI to evaluate the RC drill results is known as "CYCLEF" . This program is used to assist in the identification of reverse circulation drill holes which may have down-hole sample contamination. The program determines if there is a cyclicity of higher grade samples that may occur at a regular, or repetitive, position in a hole in relation to the length of the drill rods. The program will highlight areas where there is a monotonically descending grade profile within each rod of a hole. If such a pattern is present down-hole sample contamination may be present.

A second computer program, known as "DECAYF", was also developed by MRDI to evaluate the RC drill results. DECAYF identifies asymmetric grade profiles that are skewed downward. The presence of this type of profile is indicative of down-hole sample contamination.

Reverse circulation drill hole samples are routinely weighed to determine if individual 1.52 meter (5 foot) intervals have unusually high or low weights.

The presence of unusually high sample weights is often an important indicator of sample contamination in a drill hole. Different formulas are used for the Fort Knox and True North deposits:

At Fort Knox, the % sample recovery = (sample weight)(split fraction)(4.3633*(bit diameter)^2)*100.

At True North % sample recovery = (sample weight)(split fraction)(4.1634*bit diameter)^2)*100.


Technical Report on the Fort Knox                                             39
and True North Deposits

Kinross Gold Corporation                                             April, 2003


Any mineralized drill hole interval that has a calculated recovery greater than 100 percent is closely scrutinized and may be "rejected". This is the primary (but not only) method for determining contamination at the Fort Knox deposit, but it is a less effective method for the True North deposit, where cyclicity and decay are more effective tools.

The nature of the mineralization and host rock at the Fort Knox deposit requires that particular care be given to the collection of drill hole samples, especially for RC holes, that penetrate the water table within the deposit. The reasonableness of the Company's methods in drilling this part of the deposit has been validated by the results of mining in several of these areas of the deposit. These techniques are now also used as standard practice at all of the Company's properties in the Fairbanks mining district, including the True North mine.


Technical Report on the Fort Knox                                             40
and True North Deposits

Kinross Gold Corporation                                             April, 2003


11.0    SAMPLING METHOD AND APPROACH

Reverse circulation drill cuttings are collected at 1.52-meter (5 foot) intervals by a geologist or helper at each drill site. The data for each sample is entered in digitized format on a log sheet. Occasional written comments are also made on the log. A small portion of each sample is collected and preserved in plastic "chip" trays, (twenty 1.52 meter samples per tray) and retained for future use. Once the sample has been collected, it is placed in a pre-numbered,
45.72 by 60.96 centimeter (18 by 24 inches) 8 mil polyethylene bag. A sample tag is placed in each bag, which is then sealed with a wire tie. The samples are placed in bulk bags (approximately 50 per bag) and are picked up by staff from a commercial laboratory.

11.1    DRY SAMPLES

Cuttings are passed through a collection hose into a cyclone-type dust collector, and are then manually split through a hopper-feed Gilson splitter. The split fraction of each sample is recorded on the log sheet.

11.2    WET SAMPLES

Cuttings are fed into a cyclone that deposits a stream of sample and drilling fluid into a splitter with a variable speed hydraulic motor that rotate a set of vanes that can be covered to control the volume of split sample. This split sample is fed from the side of the splitter into four 5-gallon buckets set in cascading series to collect and settle out the cuttings. A flocculent is added to the first bucket to aid in the settling of the sample. The samples are then permitted to settle.


Technical Report on the Fort Knox                                             41
and True North Deposits

Kinross Gold Corporation                                             April, 2003


In an effort to collect the most representative sample possible, PQ diameter core (85.0 millimeter, or 3.345 inch) holes have been drilled at the Fort Knox deposit, while HQ diameter (63.5 millimeters, or 2.5 inches) holes are drilled at True North. Detailed lithologic logs are prepared for all of the core, with special emphasis placed on shear and vein orientations, as well as mineralization and oxidation. The core is then photographed, logged, and sampled at 1.52-meter (5 foot) intervals.

Samples are either delivered to, or are picked up by personnel from the commercial laboratory's preparation facility in Fairbanks. The RC cuttings are weighed and dried and reweighed. The sample is then crushed to minus 25.4 millimeters (1 inch) and a 1250-gram split is retained for air shipment to the analytical facility for assay. Once the 1250-gram split has been delivered to the laboratory it is pulverized to 80 mesh, passed through a riffle splitter to produce a 200 to 300 gram sample. This sample is then ring pulverized to 150 mesh, rolled, and a 50 gram sample is taken for gold determination by fire assay with an atomic absorption "finish". The detection limit of this analytical method is 0.001 oz Au/short ton.


Technical Report on the Fort Knox                                             42
and True North Deposits

Kinross Gold Corporation                                             April, 2003


12.0    QUALITY CONTROL, QUALITY ASSURANCE

FGMI collects duplicate samples as part of the company's standard Quality Control, Quality Assurance Program (QA/QC). The objective of FGMI's QA/QC Program is to ensure the accuracy and integrity of the data collected on the property. The QA/QC Program includes the submission of duplicates, blanks and standards at rates described in the following section.

12.1    CHECK ASSAYS

To monitor the precision of the analytical process, FGMI collects separate 1250 gram samples from every tenth sample collected. The even numbered samples, 20th, 40th, 60th, etc. are air freighted along with the regular samples to the primary lab. Every odd numbered sample, 10th, 30th, 50th, etc. are picked up on a weekly basis by a secondary lab, and are pulverized and further split to 250 to 300 grams and shipped by air to the analytical facilities for assay. In addition, every 40th sample is re-assayed by the primary lab.

Assay results are received electronically from Chemex, Acme, and Bondar-Clegg (prior to 2002) labs. Facsimile copies are also received and finally, certified "hard" copies of the assay certificates are delivered and retained in the Company's files.

FGMI's Technical Staff monitor the results on a regular basis. Any skewed results are investigated to determine the cause of the difference. The authors consider the results of the past operating year to be within acceptable error levels.


Technical Report on the Fort Knox                                             43
and True North Deposits

Kinross Gold Corporation                                             April, 2003


12.2    BLANK PROGRAM

FGMI also inserts blank or unmineralized samples into each sample shipment as part of the operation's standard procedures. Returned sample rejects that assay below the detection limit (<0.001) are submitted with the regular RVC samples every 100 feet or 20th sample. The old and the new sample numbers are recorded on the log sheet for reference purposes.

As with the duplicate samples, FGMI's Technical Staff carefully monitor the results of the submitted blanks to check for possible contamination during the analytical process. Any skewed results are investigated to determine the cause. If necessary, unexplained results will result in an entire set of samples to be re-run to verify the initial results.

The authors consider the results of the past operating year to be within acceptable error levels.

12.3    DUPLICATE PROGRAM

FGMI also collects duplicate samples at random from the RC drill sample population. These duplicates are collected from the reject portion of the sample splitter and are used to monitor sample analyses precision. The samples are bagged and tagged consistent with FGMI's normal sample submission practices so that the duplicates are indistinguishable from the normal sample population.


Technical Report on the Fort Knox                                             44
and True North Deposits

Kinross Gold Corporation                                             April, 2003


As with the other QA/QC samples, the duplicates are carefully monitored by FGMI's Technical staff . Any samples falling outside expected tolerance levels are reviewed to determine the cause of the discrepancy.

The authors consider the results of the Duplicate Analyses for the past operating year to be within acceptable error levels.

12.4    STANDARDS

FGMI also regularly submits known standards into the sample stream. Pulp samples of known grade are submitted to the laboratory to monitor analytical precision. Standards are submitted at a rate of two standards per core hole, and every 100 feet for reverse circulation holes. These standards are prepared by both in-house and by outside labs over the different exploration seasons, and represent different ranges of gold grades.

FGMI's Technical staff monitor the performance of the standard samples submitted for analysis to ensure that the results lie within acceptable tolerance levels. Recent sample performance indicates no significant areas of concern.

The authors of this report have reviewed the preparation of and results of the standards used since 2001 and have found them to be within acceptable error levels.

12.5    CYANIDE SOLUBLE ASSAYS (TRUE NORTH MINE)

The final portion of FGMI's QA/QC procedures is applied to the True North deposit. At True North, samples with fire assays greater than 0.3 gram (0.01 oz Au/short ton) per tonne are resubmitted to the laboratory for a cyanide


Technical Report on the Fort Knox                                             45
and True North Deposits

Kinross Gold Corporation                                             April, 2003


soluble assay. The purpose of this procedure is to determine mill recovery rates.

Prior to 2002, Bondar Clegg provided assay services for the project. Bondar used the "hot cyanide" extraction method where a 30 gram sample was digested in a 60mL of 1 percent cyanide solution on a shaking table for one hour at a temperature of 85 degrees Centigrade. The gold concentration of the solution was then determined by atomic absorption. ALS Chemex provided analytical services for the True North project in 2002, and they used a "cold" extraction method where a 30 gram sample was digested in a 60mL solution of 0.25 percent cyanide by rolling for a period of one hour, at room temperature. The gold content of the solution was then determined by atomic absorption.

Results of the cyanide soluble analyses are compared to the original gold analysis to note any outliers. Although the cyanide soluble assays are not a true QA/QC sampling protocol, they can be used to loosely monitor the original assay results for the population above a 0.30 g/t cut-off

13.0    SAMPLE PREPARATION, ANALYSES AND SECURITY

Drill samples (either core or reverse circulation cuttings), which are the basis for all analytical determinations, are collected from the drill hole by personnel of the various drilling contractors, under the direct supervision of Company staff. The samples are labeled and placed in bags at the drill site and prepared for transport to commercial laboratories for preparation and assay. All samples are either delivered to the preparation facility by Company


Technical Report on the Fort Knox                                             46
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Kinross Gold Corporation                                             April, 2003


personnel, or are picked up at a Company facility by employees of the laboratory.















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Kinross Gold Corporation                                             April, 2003


14.0    DATA VERIFICATION

Discussion on data verification is included into Section 17.0 of this report.






























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Kinross Gold Corporation                                             April, 2003


15.0    ADJACENT PROPERTIES

As noted, this region of Alaska has seen significant gold production but almost exclusively, this production was derived from placer deposits. The Fort Knox and True North deposits are the first lode gold deposits to be exploited in this region.




















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Kinross Gold Corporation                                             April, 2003


16.0    MINERAL PROCESSING AND METALLURGICAL TESTING

16.1    MILLING METHODS AND CAPACITY

Ore from the Fort Knox and True North mines is processed at the Company's CIP (carbon-in-pulp) mill located near the Fort Knox mine. The Fort Knox mill facilities were constructed in 1995 and 1996 with the first dore produced in December 1996.

The Fort Knox mill has a daily capacity of between 32,658 to 45,359 tonnes (36,000 to 50,000 short tons) per day. An average of 37,650 tonnes (41,500 short tons) per day is schedule to be processed in 2003, with True North providing 22 percent of the mill feed. Mill feed is first crushed to minus 20 centimeters (8 inches) in the primary gyratory crusher located near the Fort Knox pit and conveyed 800 meters (2,625 feet) to a coarse-ore stockpile located near the mill. The crushed material is conveyed to a semi-autogenous (SAG) mill, which operates in closed circuit with two ball mills and a bank of cyclones for sizing. A portion of the cyclone underflow is screened and then directed to a gravity recovery circuit. Because the True North mineralization has a much finer gold particle size than the Fort Knox mineralization, the gravity circuit is not a significant factor in recovering True North reserves.

Correctly sized material flows into a high rate thickener and then into leach tanks where cyanide is used to dissolve the gold. Activated carbon is used in the CIP (carbon-in-pulp) circuit to adsorb the gold from the cyanide solution. Carbon particles loaded with gold are removed from the slurry by screening


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and True North Deposits

Kinross Gold Corporation                                             April, 2003


and are transferred to the gold recovery circuit where the gold is stripped from the carbon by a solution, plated onto a cathode by electrowinning, and melted into dore bars for shipment to a refiner. Mill tailings are detoxified and into the tailings impoundment below the mill.

Gold recoveries at the Fort Knox mill have historically ranged from 87 to more than 90 percent since production began in 1996. With the commencement of feed from the True North mine in 2001, it has been necessary to add lead nitrate to the process, and make modest increases to the cyanide and lime concentrations to maintain mill recovery rates.

16.2    GOLD RECOVERY - FORT KNOX DEPOSIT

The production history at Fort Knox allows a gold grade to recovery relationship to be developed. Table 16.2-1 summarizes this relationship for the Fort Knox mine based on several years of production experience. At the $300/oz (reserve) cutoff grade (0.013 oz Au/short ton) the predicted recovery is 87.3 percent, while for the average grade for reserves (+0.0248 oz Au/short ton) the predicted recovery is 89.7 percent.

                                  TABLE 16.2-1
                           Grade Recovery Relationship
                                  Fort Knox Mine

--------------------------------------------------------------------------------
Grade oz/ton           0.010     0.015    0.020    0.025    0.030     0.035
Recovery               86.4%     87.9%    88.9%    89.8%    90.5%     91.0%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Grade oz/ton           0.040     0.045    0.050    0.055    0.060
Recovery               91.6%     92.0%    92.4%    92.8%    93.2%
--------------------------------------------------------------------------------

16.3    GOLD RECOVERY - TRUE NORTH DEPOSIT

The True North mineral model has both a fire assay grade for in situ reserves and resources and a cyanide soluble (CN) grade for the estimation


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Kinross Gold Corporation                                             April, 2003


of recoverable gold. The cutoff grade and daily grade control are based on the cyanide soluble grade. During 2002, a monthly comparison between the predicted CN grades in the mineralization model and the back-calculated head grade from the mill indicated that a 96 percent recovery factor was required to estimate the produced gold.

16.4    OTHER CONSIDERATIONS

16.4.1  TRUE NORTH

The True North deposit is hosted in altered metamorphic rocks, and generally crushes and grinds at a more rapid rate than material from Fort Knox. Blending of True North and Fort Knox mineralization increases the throughput of the mill over feeding Fort Knox mineralization alone.

Some of the True North mineralization contains concentrations of stibnite, which has the potential to decrease the pH, lower the dissolved oxygen content, and increase the consumption of cyanide. Limiting the feed rate and increasing the mill reagents can compensate for the potential detrimental aspects.

16.4.2  FORT KNOX

Crushing and grinding rates can change significantly within the deposit and have a direct impact on mill throughput and ultimately unit costs. Based on where mining has been scheduled in the pit, the mill tonnage rates are adjusted to reflect crushing and comminution properties.


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Kinross Gold Corporation                                             April, 2003


17.0    MINERAL RESOURCE AND RESERVE ESTIMATES

The 2002 Mineral Resource and Reserve Estimates have been estimated using Minesight, a mine modeling software program developed by Mintec Inc. The estimates were completed under the supervision of Qualified Persons Victor J. Miller, P.E. and Dean T. Wilton, P.G., both of whom are employees of FGMI.

17.1    MINERAL RESOURCE AND RESERVE STATEMENT

The mineral reserve and resource estimates prepared by FGMI personnel have been completed with consideration given to environmental and socioeconomic issues, as well as the amenability of the mineralization to be effectively processed by the mill at the Fort Knox mine. There are no identified environmental or social issues that would unnecessarily limit the Company's ability to exploit the reserves and resources on its properties. It is recognized that there may be a need to renew certain permits from various State or Federal agencies or departments to continue development of the properties.

Tables 17.1-1 and 17.1-2 summarize the Proven and Probable Mineral Reserves for the Fort Knox and True North deposits respectively as at December 31, 2002. Mineral Reserves are estimated using an assumed gold price of US$300 per ounce and are classified according to the CIM Standards on Mineral Resources and Reserves DEFINITIONS AND GUIDELINES.

Tables 17.1-3 and 17.1-4 summarize the Measured and Indicate Mineral Resources for the Fort Knox and True North deposits respectively as at December 31, 2002. Mineral Resources are estimated using a gold price of


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Kinross Gold Corporation                                             April, 2003


US$325 per ounce and are also classified according to the CIM Standards. Resources as stated are exclusive of Reserves.


                                  TABLE 17.1-1
                               Fort Knox Property
                 Mineral Reserve Summary as at December 31, 2002

Based on $300/oz. Gold and 0.43 gpt cutoff
------------------------------------------------------------------------------------------------------
                     GOLD                          Reserve       Grade      Contained      Contained
                Classification                     (tonnes)      (g/t)        (kg)           (oz)
------------------------------------------------------------------------------------------------------
Proven Reserves (in-situ)                         40,069,000      0.98       39,070        1,256,000
Stockpiles                                        16,869,000      0.51        8,550          275,000
         Total Proven (inc. stockpiles)           56,938,000      0.84       47,620        1,531,000
------------------------------------------------------------------------------------------------------
Probable Reserves:                                33,758,000      0.77       26,160          841,000
------------------------------------------------------------------------------------------------------
                Total Proven + Probable           90,696,000      0.81       73,780        2,372,000
------------------------------------------------------------------------------------------------------

                                  TABLE 17.1-2
                              True North Property
                Mineral Reserve Summary as at December 31, 2002

Based on $300/oz. Gold & 0.51 Cn gpt cutoff
------------------------------------------------------------------------------------------------------
                     GOLD                          Reserve       Grade      Contained      Contained
                Classification                     (tonnes)      (g/t)        (kg)           (oz)
------------------------------------------------------------------------------------------------------
Proven Reserves (in-situ)                                  -      0.00            -                -
Stockpiles                                         1,476,000      0.84        1,244           40,000
Total Proven (inc. stockpiles)                     1,476,000      0.84        1,244           40,000
------------------------------------------------------------------------------------------------------
Probable Reserves:                                 4,986,000      1.66        8,274          266,000
------------------------------------------------------------------------------------------------------
Total Proven + Probable                            6,462,000      1.47        9,518          306,000
------------------------------------------------------------------------------------------------------


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Kinross Gold Corporation                                             April, 2003

                                  TABLE 17.1-3
                               Fort Knox Property
                Mineral Resource Summary as at December 31, 2002

Potentially extractable at a profit at $325/oz Gold and 0.40 gpt cutoff       (Exclusive of Reserves)
------------------------------------------------------------------------------------------------------
                     GOLD                          Reserve       Grade      Contained      Contained
                Classification                     (tonnes)      (g/t)        (kg)           (oz)
------------------------------------------------------------------------------------------------------
Measured Resource:                                 3,879,000      0.81        3,140          101,000
Indicated Resource:                               11,345,000      0.65        7,370          237,000
             Total Measured + Indicated           15,224,000      0.69       10,510          338,000
------------------------------------------------------------------------------------------------------
Inferred Resource :                                6,472,000      0.70        4,540          146,000
------------------------------------------------------------------------------------------------------

                                  TABLE 17.1.4
                               True North Property
                Mineral Resource Summary as at December 31, 2002

Potentially extractable at a profit at $325/oz. & 0.58 CN gpt cutoff       (Exclusive of Reserves)
------------------------------------------------------------------------------------------------------
                     GOLD                          Reserve       Grade      Contained      Contained
                Classification                     (tonnes)      (g/t)        (kg)           (oz)
------------------------------------------------------------------------------------------------------
Measured Resource:                                         -                      -                -
Indicated Resource:                                  823,000      1.38        1,136           36,527
------------------------------------------------------------------------------------------------------
             Total Measured + Indicated              823,000      1.38        1,136           36,527
------------------------------------------------------------------------------------------------------
Inferred Resource :                                   58,000      1.70          105            3,380
------------------------------------------------------------------------------------------------------



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Kinross Gold Corporation                                             April, 2003


17.2    FORT KNOX DEPOSIT - MODELING METHODOLOGY

17.2.1  OVERVIEW

The mineral model for the Fort Knox project was estimated with Mintec's MineSight (formerly known as Medsystem) modeling and mine planning software. Grades are projected from composited drill hole assay data into a 3-dimensional matrix of blocks that are sized appropriately for the mining methods used at the mine. Additional drilling in 2002 improved confidence levels in zones of formerly low drill density resulting in a conversion of a portion of the "Inferred Resources" into the "Reserve" category. Detailed reconciliation utilizing actual production from over six years of mining from specific mineralization domains has allowed for refinements in parameters to create a more accurate model.

17.2.2 SURVEY DATA

Pre-mine topography is based on airborne photogrammetric elevation data contoured at 1.52 meter (5 foot) contour intervals. The coordinate system at the mine is a local grid modified from State Plane coordinates. Mining progress is constantly updated by survey traverses of bench toes using a backpack GPS (global positioning system) system and periodically updated using airborne photogrammetric methods. The most recent airborne topography update was in August 1998 by AeroMap U.S, of Anchorage, Alaska and the next update is planned for April 2003.

17.2.3  DATA MANAGEMENT AND VALIDATION

All drill data, including collar locations, down hole surveys, and interval data are collated in excel spreadsheets. Survey and log data are hand-entered into the spreadsheets while assay data are downloaded in


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Kinross Gold Corporation                                             April, 2003


digital format from the assay lab and subsequently merged into the spreadsheets. Down hole surveys are converted from a single depth down hole to a "From-To" interval as required by the MineSight software. Additionally, spreadsheet formulas correct the azimuths of down hole surveys from raw, magnetic north readings, to the local grid. Collar locations are initially recorded in the local grid by the GPS surveying system. Collar locations and down hole surveys are also rigorously reviewed via manual verification methods for erroneous data by the technical staff of FGMI.

Following input of data into Excel spreadsheets, the data are output to a MineSight-ready ASCII file and subsequently imported into the MineSight software package. The resulting assay and survey files in the MineSight directory include:

The assay file , identified as KNX011.LS4 and,

The survey file, named KNX012.LS4.

Gold grade and lithology data is entered into the AUADJ and LITH fields within the assay file.

17.2.4  DRILL HOLE DATA REJECTION

Any drill hole intervals suspected of down-hole sample contamination are rejected in the data set. Gold values for rejected data are converted to -1 (as if missing) if other nearby holes could be used for grade definition. Gold values are converted to 0 for data defining the edges of mineralized zones or internally where adjacent holes are not close enough to be used to define grade. This process resulted in the rejection of approximately 6,200 assay


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Kinross Gold Corporation                                             April, 2003


intervals, mostly from early reverse-circulation drill holes, when down-hole contamination was problematic due to drilling below the water table. Since then, improvements in drilling techniques and a heavier reliance on core drilling below the water table has greatly reduced contamination problems.

17.2.5  ASSAY GRADE CAPPING

Original gold assays are capped at 0.75 oz Au/short ton (set back to 0.75 when exceeding this value as opposed to removal from the database), which is represented by statistical drift from a lognormal distribution (MRDI, Reserve Update, February 1998).

Figure 17.2.5-1 presents the lognormal probability distribution of the current assay data for the Fort Knox deposit.


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Kinross Gold Corporation                                             April, 2003


                                 FIGURE 17.2.5-1
                   PROBABILITY PLOT - FORT KNOX RAW ASSAY DATA


















                                    [PICTURE]



















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Kinross Gold Corporation                                             April, 2003


The excellent historical performance of the resource and reserve model to actual production (less than 2% difference) indicates that the capping methodology is both effective and justified.

One hundred and nine assay intervals were capped, representing 0.45% of the assay data above the 0.012 oz Au/short ton cutoff grade. These data are capped directly in the data spreadsheets prior to import into MineSight.

17.2.6  DRILL HOLE COMPOSITING

Assay intervals are combined into 30-foot long down hole composites with slope weighting. Fully rejected intervals (-1 assigned to gold grade) are excluded from the composites. Rejected intervals are assigned values of 0 for the gold grade and are included. Later, during the interpolation process, rejected intervals within the composites are accounted for with length weighting. Figures 17.2.6-1 presents the histogram frequency plot for the raw assay intervals for the Fort Knox deposit.


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Kinross Gold Corporation                                             April, 2003


                                 TABLE 17.2.6-1
                  FORT KNOX DEPOSIT - 5 FOOT SAMPLE STATISTICS


















                                    [PICTURE]

















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Kinross Gold Corporation                                             April, 2003


Figure 17.2.6-2 presents the histogram frequency plot and statistics for the downhole composite data for the Fort Knox deposit.




























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Kinross Gold Corporation                                             April, 2003


                                 FIGURE 17.2.6-2
                 FORT KNOX DEPOSIT - COMPOSITE SAMPLE STATISTICS


















                                    [PICTURE]




















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Kinross Gold Corporation                                             April, 2003


Figure 17.2.6-3 presents the histogram frequency plot and statistical summary of the interpolated block model grades of the Fort Knox deposit.




























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Kinross Gold Corporation                                             April, 2003


                                 FIGURE 17.2.6-3
                FORT KNOX DEPOSIT - BLOCK MODEL GRADE STATISTICS











                                    [PICTURE]

















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Kinross Gold Corporation                                             April, 2003


17.2.7  MODEL SETUP

The Fort Knox mineral block model (MineSight file type 15) is based on a block size of 50 feet x 50 feet x 30 feet (x, y, z), which is appropriately sized for the mining equipment and methods utilized at the Fort Knox mine. The dimensions of the block matrix are: 5,400-12,800 feet East (148 columns), 7,400-12,600 feet North (104 rows), and 400-2,350 foot elevation (65 levels).

The pre-mine topography is stored in the model as a "topo%" item and is assigned to the model from a MineSight file type 13 gridded surface models. The gridded surface file 13 is created directly from a DTM wireframe triangulated in MineSight rather than directly from VBM contours. This avoids stepwise errors in the gridded surface model along ridgeback and valley bottoms that was found to occur using the older Medsystem approach.

The following is a list of the important field items in the 2002 Reserve model file named KNX015.LS4:

        o       AUOK Interpolated gold grade

        o CLAY Used to distinguish between first and second pass interpolation runs

        o       DIST Distance to nearest composite

        o DOM1 Domain identifier (10=west pit, 20=mid pit, 30=east pit) ESTV Estimation variance

        o LITH Lithology (1=fine granite, 2=medium granite, 3=coarse granite, 4=schist)

        o       MCOST Mining cost of block in $/ton

        o       NCMPS Number of composites used to estimate block grade


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Kinross Gold Corporation                                             April, 2003


        o       NHOLE N umber of drill holes used to estimate block

        o       PPP Classification (1=Measured, 2=Indicated, 3=Inferred)

        o       RECOV Metallurgical recovery as a percentage

        o       REVT Revenue of a block

        o SCODE Zone ID (7=outer, 8=inner) TOPO% Percentage of block below pre-mining topo

        o       VAL1 Block value at a $300 gold price

        o       VAL2 Block value at a $325 gold price

        o       VAL3 Block value at a $350 gold price

17.2.8  LITHOLOGY

Lithology plays an important role in the distribution of mineralization at Fort Knox, and is used to model gold mineralization zones in the block modeling. Most mineralization above the cutoff grade is confined to the granitic Vogt stock that has been subdivided into fine, medium, and coarse-grained phases. Within the granites, most gold mineralization is hosted in quartz- filled fractures and veins within series of generally northwest striking and moderately southwest dipping shear packages.

In the core of the deposit, a series of more steeply dipping mineralized fractures zones cut through the main south-dipping shears. Where they intersect the main shears, more widespread development of high-grade mineralized fractures occur. Between the shears, the steep high-grade fracture zones are narrower. Contacts between the granitic rock-types are locally sub-parallel to major mineralized structures. In the schist, most gold mineralization is confined to discontinuous narrow extensions of mineralized structures in the granite.


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Kinross Gold Corporation                                             April, 2003


In order to constrain grade interpolation to the recognized lithologies, contacts are interpreted in plan and on north-south sections. The resulting sectional interpretations are then digitized into MineSight as VBM strings (VBM code 100, 200, and 300 for fine, medium, and coarse-grained granites in file knx025.zon) and subsequently used to assign "lith" item identifiers in the block model. Each 50 foot x 50 foot x 30 foot model block is assigned the code of the majority owner lithology (the schist code of 4 was used as the background code). To maintain a good spatial relationship between assay composites and the block model, lithology codes are back-marked to the composite file using the VBM strings.

17.2.9  INNER-OUTER ZONES

It was determined That the zones of wider-spread mineralization in the core of the deposit should be modeled separately from outside material. The outer zone mineralization is confined to the narrower, moderately dipping shear packages. This inner zone also coincides with closer-spaced drilling. To accommodate this, a north-south sectional interpretation of the inner-outer zone is digitized into MineSight VBM strings (VBM code 802 in file knx025.zon) and subsequently used to assign inner-outer zone codes to the block model (using a similar majority owner system as above with the lithology).

17.2.10 DOMAINS

Three different domains (west pit, mid pit, and east pit) have been developed in the model to better honor orientations of mineralization observed in blasthole data across different areas of the deposit. Planar VBM strings on each level in the deposit are used to assign domain identifiers to the model (VBM code 250, 251, and 252 for west, mid, and east pit domains in file


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Kinross Gold Corporation                                             April, 2003


knx025.dom). The search ellipse orientations are adjusted for overall fit in each domain. These domains are also used as the basis for constraining mined volumes for reconciliation studies in order to refine modeling and resource classification parameters.

17.2.11 VARIOGRAPHY

Directional variograms with two structure spherical models were calculated on drill hole composites and blast hole data by MRDI (MRDI Reserve Update, 1998) for each lithology/inner-outer zone combination (including ones that combine the three granites into a combined data set) in order to develop kriging and search parameters. Table 17.2.11-1 presents a chart of the variogram parameters used in the interpolation.


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Kinross Gold Corporation                                             April, 2003


                                      TABLE 17.2.11-1
                                  VARIOGRAM PARAMETERS

FIRST-PASS SEARCH PARAMETERS
--------------------------------------------------------------------------------
Domain                        WEST PIT      MID PIT    EAST PIT    ALL DOMAINS
Inner-Outer Zone             Inner   Out  Inner  Out  Inner  Out   Outer
Lithology                 Combined Fine, Med., and coare Granites  Schist
--------------------------------------------------------------------------------

SEARCH ELLIPSE
--------------------------------------------------------------------------------
Ellipse major                 150    150   150   150   150   150     100
Ellipse minor                 150    150   150   150   150   150     100
Ellipse vertical               60     60    60    60    60    60      60
Major Azimuth                 215    215   245   245   215   215     215
Dip at Major Azimuth          -35    -35   -40   -40   -45   -60     -45
Max. dist to nearest hole     200    200   200   200   200   200     100
Min. # composites               4      4     4     4     4     4       3
Max. # composites              10     10    10    10    10    10      15
Max. # comps/hole               3      2     3     2     3     2       2
--------------------------------------------------------------------------------

VARIOGRAM
--------------------------------------------------------------------------------
Range: 1st Var major           50     40    50    40    50    40      30
Range: 1st Var minor           50     40    50    40    50    40      60
Range: 1st Var vertical        50     35    50    35    50    35      80
Range: 2nd Var major          400    450   400   450   400   450     300
Range: 2nd Var minor          500    300   500   300   500   300     300
Range: 2nd Var vertical       120    110   120   110   120   110     120
Nugget                       0.34   0.53  0.34  0.53  0.34  0.53    0.28
Sill 1st structure           0.46   0.37  0.46  0.37  0.46  0.37    0.57
Ssill 2nd structure           0.2    0.1   0.2   0.1   0.2   0.1    0.15
--------------------------------------------------------------------------------

2ND-PASS SEARCH PARAMETERS FOR GRANITE LITHOLOGIES
----------------------------------------------------------------------------------------------------------------
Domain                      WEST PIT                                  MID PIT
----------------------------------------------------------------------------------------------------------------
Inner-Outer Zone                  Inner                Outer                Inner                 Outer
----------------------------------------------------------------------------------------------------------------
Lithology                   Fine   Med  Coarse   Fine   Med  Coarse   Fine   Med   Coarse   Fine   Med  Coarse
----------------------------------------------------------------------------------------------------------------

SEARCH ELLIPSE
----------------------------------------------------------------------------------------------------------------
Ellipse major                250   250    250     250   250    250     250   250     250     250   250    250
Ellipse minor                250   250    250     250   250    250     250   250     250     250   250    250
Ellipse vertical             100   100    100     100   100    100     100   100     100     100   100    100
Major Azimuth                215   215    215     215   215    215     245   245     245     245   245    245
Dip at Major Azimuth         -35   -35    -35     -35   -35    -35     -40   -40     -40     -40   -40    -40
Max. dist to nearest hole    200   200    200     200   200    200     200   200     200     200   200    200
Min. # composites              4     4      4       4     4      4       4     4       4       4     4      4
Max. # composites             10    10     10      15    15     15      10    10      10      15    15     15
Max. # comps/hole              3     3      3       2     2      2       3     3       3       2     2      2
----------------------------------------------------------------------------------------------------------------

VARIOGRAM
----------------------------------------------------------------------------------------------------------------
Range: 1st Var major          50    60     60      40    40     40      50    60      60      40    40     40
Range: 1st Var minor          50    50     50      40    40     40      50    50      50      40    40     40
Range: 1st Var vertical       50    35     40      35    40     40      50    35      40      35    40     40
Range: 2nd Var major         400   500     50     250   300    300     400   500      50     250   300    300
Range: 2nd Var minor         500   500    150     300   300    300     500   500     150     300   300    300
Range: 2nd Var vertical      120   120    100     110   120    120     120   120     100     110   120    120
Nugget                      0.33  0.41   0.31    0.69  0.48   0.55    0.33  0.41    0.31    0.69  0.48   0.55
Sill 1st structure          0.47  0.39   0.49    0.21  0.42   0.35    0.47  0.39    0.49    0.21  0.42   0.35
Ssill 2nd structure          0.2   0.2    0.2     0.1   0.1    0.1     0.2   0.2     0.2     0.1   0.1    0.1
----------------------------------------------------------------------------------------------------------------

(CONTINUED)

--------------------------------------------------------------------
Domain                      EAST PIT
--------------------------------------------------------------------
Inner-Outer Zone                  Inner                Outer
--------------------------------------------------------------------
Lithology                   Fine   Med  Coarse   Fine   Med  Coarse
--------------------------------------------------------------------

SEARCH ELLIPSE
--------------------------------------------------------------------
Ellipse major                250   250    250     250   250    250
Ellipse minor                250   250    250     250   250    250
Ellipse vertical             100   100    100     100   100    100
Major Azimuth                215   215    215     215   215    215
Dip at Major Azimuth         -45   -45    -45     -60   -60    -60
Max. dist to nearest hole    200   200    200     200   200    200
Min. # composites              4     4      4       4     4      4
Max. # composites             10    10     10      15    15     15
Max. # comps/hole              3     3      3       2     2      2
--------------------------------------------------------------------

VARIOGRAM
--------------------------------------------------------------------
Range: 1st Var major          50    60     60      40    40     40
Range: 1st Var minor          50    50     50      40    40     40
Range: 1st Var vertical       50    35     40      35    40     40
Range: 2nd Var major         400   500     50     250   300    300
Range: 2nd Var minor         500   500    150     300   300    300
Range: 2nd Var vertical      120   120    100     110   120    120
Nugget                      0.33  0.41   0.31    0.69  0.48   0.55
Sill 1st structure          0.47  0.39   0.49    0.21  0.42   0.35
Ssill 2nd structure          0.2   0.2    0.2     0.1   0.1    0.1
--------------------------------------------------------------------


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Kinross Gold Corporation                                             April, 2003


Mineralization at Fort Knox is characterized by narrow high-grade structures containing coarse gold within a lower grade background. This results in high nugget to sill ratios that are generally in a range of 0.6 to 0.8 (Ref Table 17.2.11-1).

17.2.12 INTERPOLATION METHODOLOGY:

Gold grade is projected into model blocks from the 30-foot drill hole composites with a series of interpolation runs using an ordinary kriging algorithm. In a first set of interpolations, the three granites are modeled together using shorter search distances (inner and outer zones ran separately in each domain). In the first set of interpolations, the inner and outer zones and domain boundaries are treated as soft boundaries in that all granite composites within the search ellipse are used. In a second pass, longer search distances are used to help interpolate blocks not assigned a gold grade in the first pass. However, to avoid excessive smearing at the longer search distances, the three granites are run separately, matching granite lithology codes in model and composites (use of hard boundaries). Variogram parameters developed for the relevant data sets are employed in each run.

17.2.13 SEARCH PARAMETERS:

The search parameters used for composite selection in the interpolation are shortened versions of the variogram ranges. This helps reduce smearing and over-projection into areas of wider spaced drilling that would occur at the full ranges. Also, the approach of requiring at least two drill holes and a maximum of two composites from any single drill hole help to reduce bias


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Kinross Gold Corporation                                             April, 2003


from high-grade samples and mitigate the high nugget affect in the deposit.

17.2.14 SPECIFIC GRAVITY - TONNAGE FACTORS

The dry tonnage factor used at Fort Knox is a global 12.5 ft3/ton and is based on analysis of samples using 25 immersion tests (FGMI), 33 test without immersion (Golder Associates Inc. 1995), 99 pycnometer tests (Bondar-Clegg), and one volumetric (bulk sample by FGMI) determination. Production reconciliation's indicate that this value continues to be accurate in predicting the mill tonnage, which is measured by a weightometer and adjusted for moisture content.

17.2.15 DILUTION

Dilution is built into the model by adjusting search criteria to tailor results to a theoretical distribution for a 51-foot x 68-foot x 30-foot selective mining unit. In addition, lowering the mill to stockpile cutoff grade by 0.001 oz Au/short ton (from 0.016 to 0.015 oz Au/short ton) when tabulating the block model results in good grade-tonnage comparisons with fully diluted mill-grade zones outlined by ore-control.

17.2.16 METALLURGICAL RECOVERY

In order to aid economic analyses such as pit optimizations, a percent gold recovery is calculated for each block (field RECOV) using the recovery curve formula discussed in Section 16.0. The following formula is applied to determine the recovery: Recovery % = (0.0411 * LN (Grade + 0.002) + 1.046) * 100


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Kinross Gold Corporation                                             April, 2003


17.2.17 MODEL CHECKING:

The interpolated gold grades in the block model are checked in detail against both exploration and blasthole production drilling on both plan and sectional views using the MineSight software visualization tools. This checking has led to refinements of interpolation parameters to obtain a better fit with grade patterns in drilling data.

17.2.18 RESOURCE AND RESERVE CLASSIFICATION

17.2.18.1 MEASURED, INDICATED, INFERRED

All model blocks with interpolated grade are assigned a confidence category identifier based on search distance requirements that were developed from detailed reconciliation studies comparing the model to over six years of mine production. In order for the grade of a block to be interpolated, the composite search was required to find a minimum of two drill holes and 3 to 4 composites. Therefore, the primary variable used to distinguish potential "Indicated" blocks (PPP = 2) from "Inferred" blocks (PPP = 3) is distance to the nearest sample, which is recorded during the interpolation process. Additionally, blocks with PPP = 2 are considered to belong the "Measured" category if they reside in the inner zone, where mineralization is more continuous and drill density is highest. For reporting purposes, only blocks within the 885 ultimate design pit and a potentially economic pushback in the southwest pit wall are considered as resources. Distance requirements to the nearest sample for each domain are listed below:


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Kinross Gold Corporation                                             April, 2003


                  West Pit             Mid Pit              East Pit
                  --------             -------              --------
"Measured":       90 ft                120 ft               165 ft (inner zone)
"Indicated":      90 ft                120 ft               165 ft (outer zone)
"Inferred":       200 ft               200 ft               200 ft

17.2.18.2 PROVEN AND PROBABLE

All "Measured" and "Indicated" blocks within the 885 ultimate design pits are considered to be "Proven" and "Probable" reserves respectively.

17.2.19 RECONCILIATION BY DOMAINS

Detailed mine production to model reconciliation comparisons are used to refine modeling parameters. Within each of the main domains (east, mid, and west pits), yearly production outlines were used to tabulate both the exploration block model and the smaller-blocked blasthole ore-control model (observed dilution for respective years were applied to the tabulations of the raw ore-control model). Production outlines not representative of material left in the deposit were excluded from the reconciliation (1996-97 and portions of 1998-99 production zones with anomalous high grade mineralization found only near the top of the deposit). Using this approach, the modeling of the domains were refined until both tonnage and contained gold ounces reconciled to within 2 percent of comparable portions of the diluted ore-control model. An exception to this is in the Mid - Pit domain, where a 4 percent under-prediction of grade and contained ounces could not be adjusted through search parameters.


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Kinross Gold Corporation                                             April, 2003


Table 17.2.19-1 below summarizes the model to production reconciliation by domain for the Fort Knox deposit after final adjustments to search parameters:


                                     TABLE 17.2.19-1
                 FORT KNOX PRODUCTION TO MODEL RECONCILIATION

ORE CONTROL RECONCILIATION TO LS4 MODEL BY DOMAIN

             ACTUAL MINED FROM DILLUTED BLAST HOLE MODEL            EOY 2002 BLOCK MODEL (MODEL LS4)
------------ ----------------------------------------------------   ----------------------------------------------------
PRODUCTION   DOMAIN 1 (WEST PIT)                                    DOMAIN 1 PROVEN + PROBABLE (WEST PIT)
  YEAR       ----------------------------------------------------   ----------------------------------------------------
             A ZONE PRODUCTION            B ZONE PRODUCTION         A ZONE PRODUCTION            B ZONE PRODUCTION
             KTONS    GRADE   OUNCES      KTONS    GRADE   OUNCES   KTONS    GRADE   OUNCES      KTONS    GRADE   OUNCES
------------ ----------------------------------------------------   ----------------------------------------------------
2000         14,034   0.0274  384,341      1,954   0.0141  27,614   14,235   0.0264  375,804      2,083   0.0139  28,954
2001          5,544   0.0334  185,104        396   0.0147   5,829    5,859   0.0334  195,726        333   0.0147   4,895
2002          3,359   0.0299  100,451        149   0.0143   2,130    3,316   0.0348   99,812        159   0.0140   2,226
------------ ----------------------------------------------------   ----------------------------------------------------
TOT 1998-02  22,938   0.0292  669,896      2,499   0.0142  35,573   23,410   0.0287  671,341      2,575   0.0140  36,075
------------ ----------------------------------------------------
                                                           % DIFF    -2.0%     1.8%    -0.2%      -3.0%     1.6%   -1.4%
                                                                    ----------------------------------------------------
             --------------------------                             -------------------------
TOTAL A+B    25,437   0.0277  705,469                   TOTAL A+B   25,985   0.0272  707,416
             --------------------------                    % DIFF    -2.1%     1.9%    -0.3%
                                                                    -------------------------

                negitive = over estimation, positive = under estimation

             ----------------------------------------------------   ----------------------------------------------------
             DOMAIN 2 (MID PIT)                                     DOMAIN 2 PROVEN + PROBABLE (MID PIT)
------------ ----------------------------------------------------   ----------------------------------------------------
1999         10,359   0.0280  289,708      3,320   0.0139  46,266   10,390   0.0260  270,140      3,076   0.0144  44,294
2000          1,536   0.0324   49,797        228   0.0151   3,449    1,383   0.0284   39,277        150   0.0139   2,085
2001          6,162   0.0219  134,757        752   0.0146  10,992    6,840   0.0223  152,424        650   0.0144   9,360
2002          2,302   0.0225   51,894        177   0.0142   2,524    2,057   0.0219   45,124        315   0.0139   4,379
------------ ----------------------------------------------------   ----------------------------------------------------
TOT 1998-02  20,358   0.0258  526,156      4,477   0.0141  63,231   20,670   0.0245  506,965      4,191   0.0143  60,118
------------ ----------------------------------------------------
                                                           % DIFF    -1.5%     5.4%     3.8%       6.8%    -1.5%    5.2%
             --------------------------                             -------------------------
TOTAL A+B    24,836   0.0237  589,387                   TOTAL A+B   24,861   0.0228  567,083
             --------------------------                    % DIFF    -0.1%     4.0%     3.9%
                                                                    -------------------------


             ----------------------------------------------------   ----------------------------------------------------
             DOMAIN 3 (EAST PIT)                                    DOMAIN 3 PROVEN + PROBABLE (EAS PIT)
------------ ----------------------------------------------------   ----------------------------------------------------
1998            533   0.0231   12,339        363   0.0141   5,133      557   0.0239   13,312        201   0.0143   2,874
1999            457   0.0279   12,732         98   0.0154   1,504      550   0.0302   16,610         62   0.0142     880
2000              -                -           -                -        -        -        -          -                -
2001            459   0.0237   10,879          1   0.0255      27      304   0.0223    6,779          -                -
2002          4,066   0.0244   99,143        358   0.0140   5,023    4,141   0.0239   98,986        506   0.0140   7,092
------------ ----------------------------------------------------   ----------------------------------------------------
TOT 1998-02   5,515   0.0245  135,093        820   0.0143  11,687    5,552   0.0244  135,688        769   0.0141  10,847
------------ ----------------------------------------------------
                                                           % DIFF    -0.7%     0.2%    -0.4%       6.6%     1.1%    7.7%
             --------------------------                             -------------------------
TOTAL A+B     6,335   0.0232  146,780                   TOTAL A+B    6,321   0.0232  146,534
             --------------------------                    % DIFF     0.2%     0.0%     0.2%
                                                                    -------------------------

             TOTAL - DOMAINS 1-3                                    TOTAL - DOMAINS 1-3 PROVEN + PROBABLE
             ----------------------------------------------------   ----------------------------------------------------
             48,811   0.0273 1,331,144     7,796   0.0142 110,491   49,632   0.0265 1,313,994     7,535   0.0142 107,039
             ----------------------------------------------------
                                                           % DIFF    -1.7%     3.0%      1.3%      3.5%    -0.2%    3.2%
                                                                    ----------------------------------------------------

             --------------------------                             -------------------------
TOTAL A+B    56,607   0.0255  1,441,635                 TOTAL A+B   57,167   0.0249 1,421,033
             --------------------------                   % DIFF    -1.0%     2.5%      1.4%
                                                                    -------------------------

B Zone model cutoff = 0.013, A Zone = 0.015-0.016, depending on year. Used data available at the end of October 2002.


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Kinross Gold Corporation                                             April, 2003

17.3    TRUE NORTH DEPOSIT - MODELING METHODOLOGY

17.3.1  OVERVIEW

The mineral model for the True North deposit was estimated with Mintec's MineSight (formerly known as Medsystem) modeling and mine planning software.

17.3.2  DRILL HOLE DATA REJECTION

Using the procedures described in Section 10 of this report, assay intervals suspected of down-hole contamination are rejected from the data set. Gold values slated for rejected data are converted to -1 (as if missing) if other nearby holes could be used for grade definition. Gold values are converted to 0 for data defining the edges of mineralized zones or internally where adjacent holes were not close enough to be used to define grade.

17.3.3  ASSAY GRADE CAPPING

Capping limits are defined using a Monte-Carlo risk simulation methodology designed by MRDI (2001 Resource Model Review, True North Project). Capping is set to limit the probability in any one year of overestimating grade (due to assay variability) to 20 percent. In other words, in one of five years, the model would overestimate grade: in four of five years it would underestimate on average. Of course, these risks apply only to evaluation of the original data and not other modeling concerns. As different domains in the property seem to have different distributions of data, different capping limits are selected for each:


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Kinross Gold Corporation                                             April, 2003


        Krig 1 Zeppelin:                         0.85 oz Au/short ton
        Krig 2 Shepard:                          0.65 oz Au/short ton
        Krig 3 Neil:                             1.50 oz Au/short ton
        Krig 4 East Pit:                         0.30 oz Au/short ton
        Krig 5 NWdip Hind/Cent:                  0.65 oz Au/short ton
        Krig 6 SEdip Hind/Cent:                  1.50 oz Au/short ton
        Krig 7 SWdip Hind/Cent:                  0.65 oz Au/short ton

Figure 17.3.3-1 presents the log/log probability plot for all the True North assay data, which shows the distribution of assays in the cutoff grade ranges.


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Kinross Gold Corporation                                             April, 2003


                                 FIGURE 17.3.3-1
                     Probability Plot - True North Deposit














                                    [PICTURE]
















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Kinross Gold Corporation                                             April, 2003


17.3.4  DRILL HOLE COMPOSITING

10-ft down hole un-weighted composites are made for all gold values and density. AU is a composite of the raw gold assay after rejection of data. AUCAP is a composite of the raw gold assay after rejection of data and after capping as described above. Figures 17.3.4-1 and 17.3.4-2 present the histogram frequency plots and statistical summaries of the raw data and composite data for the True North deposit.


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Kinross Gold Corporation                                             April, 2003


                                 FIGURE 17.3.4-1
                  TRUE NORTH DEPOSIT - 5 FOOT SAMPLE STATISTICS













                                    [PICTURE]


















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Kinross Gold Corporation                                             April, 2003


                                 FIGURE 17.3.4-2
                TRUE NORTH DEPOSIT - COMPOSITE SAMPLE STATISTICS
















                                    [PICTURE]


















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Kinross Gold Corporation                                             April, 2003


10-ft down hole composites weighted by AUCAP and restricted to data that has AUCAP values greater than 0.01 oz Au/short ton were used for CN%. The composited value is capped at 100 percent, to avoid generating recoverable gold values that are greater than the fire assay.

17.3.5  MODEL SETUP

The current block model for the True North deposit is based on a 20 foot by 20 foot by 20-foot cell size. The 20-foot bench height was selected to reflect the mining methods being used. The choice of 20-foot X-Y dimensions was also made to be compatible with mining methods being used and to allow transfer of data between the exploration block model and the 5-foot blasthole model. Items assigned to the model include:

        o       PART: Percentage of block within the wireframe;

        o PART2: An expanded 'PART' used for adjustments to the reported tonnage/ adjusted grade;

        o AUIN/AUOUT: Unadjusted grade based on composites inside and outside the wireframe respectively;

        o RECV%: Estimated percentage of gold recoverable by the mill, based upon interpolated CN-soluble assays;

        o       DENS/TONS: Tonnage factor and resultant block tonnage;

        o MII/MII2: "Measured", "Indicated", "Inferred" block classification items;

        o       RAUIN: Recoverable unadjusted gold grade;

        o       AU/RAU: diluted/adjusted gold grade and recoverable gold grade;
                and


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Kinross Gold Corporation                                             April, 2003


        o VALU1: Dollar value of blocks at $300 gold price for economic analysis

17.3.6  CONTROLS ON MINERALIZATION

To prevent the smearing of modeled grade beyond reasonable limits, a wireframe was constructed to define the limits of interpretable mineralized zones. Rules for defining this wireframe were as follows:

        o Gold mineralization wireframe zone limits were defined at a 0.01 oz Au/short ton threshold;

        o Wire frames are snapped directly to the 10 foot composites with no 10 foot buffer around high-grade composites as was done the previous year; and

        o Zones required supporting data from at least two holes each on at least two cross-sections.

The wire frames are then used to tag assays and composites that were within the zone. Similarly, in the model, it was used to define the unadjusted block partial (i.e. the percentage of each block that lies within the wireframe). These were needed for subsequent grade and dilution calculations.

17.3.7  DOMAINS

The deposit dips differently in different areas. Based on similarly trending mineral zones, seven domains were defined. These domains were outlined


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Kinross Gold Corporation                                             April, 2003


by wire frames (similar to that for mineralization-zone definition) and were used to tag assays, composites and the block model.

The seven domains and the orientation of the included mineralized zones is as follows:

                                AZIMUTH           DIP(to right)

Krig 1 Zeppelin:                35                -45
Krig 2 Shepard:                 350               -17
Krig 3 Neil:                    240               -60
Krig 4 East Pit:                90                -50
Krig 5 NWdip Hind/Cent:         240               -15
Krig 6 SEdip Hind/Cent:         50                -30
Krig 7 SWdip Hind/Cent:         150               -10


17.3.8 INTERPOLATION METHODOLOGY

These are the raw kriged interpolated gold values for those portions of each block inside and outside of the wireframe, respectively. AUIN uses only composites tagged as within the wireframe and AUOUT uses only composites tagged as outside of the wireframe. The interpolation uses an ordinary kriging algorithm. The modeling method was chosen, with MRDI consultation, by matching the coefficient of variation (CV) of various interpolation methods, with the theoretical CV of a 30 foot by 30 foot by 20 foot SMU, based on a de-clustered composite population distribution. Basic criteria for the kriged interpolation are:

        o       3-8 composites required with a maximum of two per hole;

        o       175 foot by 150 foot by 45 foot search ellipse;


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Kinross Gold Corporation                                             April, 2003


        o Nested spherical correlograms with C0=0.2, C1=0.5, C2=0.3 Orientations are as follows:

                           Maj    Minor    Vert Ax      Maj      Minor     Vert
Ax

Krig 1 Zeppelin:           20      20        35         50       60         35

Krig 2 Shepard:            25      30        20         175      120        20

Krig 3 Neil:               20      20        20         50       60         35

Krig 4 East Pit:           20      20        20         50       60         35

Krig 5 NWdip Hind/Cent:    25      30        18         175      120        18

Krig 6 SEdip Hind/Cent:    25      30        20         175      120        20

Krig 7 SWdip Hind/Cent:    25      25        25         100      100        40


17.3.9  SPECIFIC GRAVITY - TONNAGE FACTORS

Based on 215 coated immersion specific gravity tests and supported by 211 uncoated immersion tests (by FGMI), a tonnage factor (DENS) is calculated for each composite based on lithology, depth and grade as follows:

Waste /default                                              12.3 gm/cc
Waste mafic                                                 11.6
Waste eclogite/magnetic unit                                11.0
Ore (+.01) above 100 feet                                   13.0
Ore below 100 feet                                          12.5
Ore eclogite/magnetic below 100 feet                        11.5


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Kinross Gold Corporation                                             April, 2003


The tonnage factor (DENS) is then interpolated using ID5 with 1 to 4 composites using a maximum of two composites per hole. The search uses a hard boundary defined by the wireframe and anisotropy roughly parallel to topography. The search ellipse is 125 feet by 125 feet by 40 feet.

TONS are then calculated as 20 x 20 x 20 / DENS.

17.3.10 DILUTION

(AU/RAU/RAUIN/PART2): Dilution and ore loss are incorporated into the model by adjustments to the gold grade and ore percentage within the blocks that are on the edges of the wireframe used to define and the mineralization extent.

To arrive at a reasonable match to production figures, the raw interpolated gold grades, AUIN/AUOUT, were adjusted to model dilution. Similarly, the block ore percentage item was also adjusted from the percentage within the wireframe
(PART). To arrive at a reasonable grade distribution, different adjustments are made for "A" and "B" grade blocks (+0.03 oz Au/short ton and +0.017 oz Au/short ton, respectively). For 2002, the factors used to calculate dilution were modified to reflect actual production data but were not adjusted outside of the Hindenburg and North Central areas to maintain a more conservative interpretation.


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Kinross Gold Corporation                                             April, 2003


17.3.10.1 IN HINDENBURG/CENTRAL AREA:

For A-grade (AUIN) blocks:
AU (adjusted au grade) = 0.85*AUIN + 0.15*AUOUT


if PART (% of block within the wireframe) is between 1 and 99.
AU = AUOUT if PART = 0 AU = AUIN if
PART = 100


PART2 (the ORE%) = PART + 12
if PART is between 1 and 88
PART2 = 100 if PART is
>=88 PART2 = 0 if PART = 0


For B-grade (AUIN) blocks:
AU = 0.72*AUIN + 0.28*AUOUT
if Part is between 1 and 99.
AU= AUOUT if PART = 0
AU= AUIN if PART = 100


PART2 (the Ore%) = PART + 20
if PART is between 1 and 80
PART2 = 100 if PART is >=80
PART2 = 0 if PART = 0


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Kinross Gold Corporation                                             April, 2003


17.3.10.2 OUTSIDE HINDENBURG/CENTRAL AREA:

For A-grade (AUIN) blocks:
AU (adjusted au grade) = 0.6*AUIN + 0.4*AUOUT if PART (% of block within the wireframe) is between 1 and 99.
AU = AUOUT if PART = 0
AU = AUIN if PART = 100


PART2 (the Ore%) = PART + 5
if PART is between 1 and 95
PART2 = 100 if PART is >=95
PART2 = 0 if PART = 0


For B-grade (auin) blocks:
AU = 0.9*AUIN + 0.1*AUOUT
if Part is between 1 and 99.
AU= AUOUT if PART = 0
AU= AUIN if PART = 100


PART2 (the Ore%) = PART + 82
if PART is between 1 and 18
PART2 = 100 if PART is >=18
PART2 = 0 if PART = 0


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Kinross Gold Corporation                                             April, 2003


RAU is the recoverable adjusted gold grade = AU*RECV%/100. This is the gold value that determines the dollar value of a block.

RAUIN is the recoverable unadjusted gold grade within the wireframe = AUIN*RECV%/100. This is the gold value that is queried for cutoff criteria.

For "Measured" and "Indicated" reserve and resource tabulations within any given pit: (1) the cutoff grades are applied to RAUIN; (2) %ORE item is PART2; and the classification items MII and MII2 = 2.

For "Inferred" resource tabulations within a pit: (1) the cutoff grades are applied to RAU; (2) %ORE is 100 (i.e. complete block); and the classification item MII= 3.

17.3.11 METALLURGICAL RECOVERY

Mill recovery in 2002 was estimated to be 96 percent of the cyanide soluble assays from test work done at Hazen Laboratories (see Item 18). CN% is percent ratio of the CN grade divided by the Fire Assay grade and reflects the amount of oxidization that has occurred. It is interpolated into the block model using Inverse Distance to the fifth power (ID5) with 1-8 composites using a maximum of 2 composites per hole. An anisotropy search is made roughly parallel to topography in order to model the oxidation process. A first-pass ellipse measures 400 feet by 400 feet by 70 feet. A second-pass ellipse measures 125 feet by 125 feet by 30 feet. RECV% then equals CN% for this year's model.


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Kinross Gold Corporation                                             April, 2003


17.3.12 RESOURCE AND RESERVE CLASSIFICATION

The "Measured"/"Indicated"/"Inferred" classifications are based on distance from nearest drill holes. For MII, "Indicated" =2 and "Inferred" =3. For MII2, "Indicated" =2 and everything else is left undefined, which is useful for reserve tabulations where "Inferred" is treated as waste. No "Measured" category is defined at True North. For the "Indicated" classification, a block must pass one of the following two criteria: (1) 3 holes within 100 feet and 1 hole within 75 feet; or 2 holes within 100 feet and 1 hole within 50 feet.

Figures 17.3.12.1 and 17.3.12.2 present the histogram frequency plots and statistical summaries of the undiluted and diluted model block grades for the True North deposit.




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Kinross Gold Corporation                                             April, 2003


                                FIGURE 17.3.12.1
          True North Deposit - Block Model Grade Statistics (Undiluted)




















                                    [PICTURE]
















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Kinross Gold Corporation                                             April, 2003


                                FIGURE 17.3.12.2
           TRUE NORTH DEPOSIT - BLOCK MODEL GRADE STATISTICS (DILUTED)




















                                    [PICTURE]

















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Kinross Gold Corporation                                             April, 2003


17.4    PIT OPTIMIZATION

17.4.1  FORT KNOX

Using the MineSight software, a series of Lerchs-Grossmann pit optimizations are run at gold prices ranging between $275 and $350 per ounce. Because each block in the model has a unique recovery, pit optimizations are based upon a net dollar value rather than simply block grade. The steps to calculate the net value in the block model are as follows:

     1. Net value calculation steps: Mining cost is variable by depth and is applied to each block in the field MCOST;
     2. Revenue is calculated for all "Measured" and "Indicated" blocks and is set in the field REVT. REVT = (gold grade * tons * (recov/100) * gold price) - (ore costs * tons);
     3. If REVT is positive, it is assumed the block will be processed and MCOST is subtracted from REVT. VAL1 = REVT - MCOST;
     4. If REVT is negative, the block is assumed to be waste and is assigned just the negative mining cost. VAL1 = MCOST * -1;
     5. All other blocks including "Inferred" and waste blocks are assigned the negative mining cost. VAL1 = MCOST * -1.

Mining costs (MCOST) are variable between $0.68 and $1.06/ton by bench level and are based on varying haul lengths. The "ore" costs include: processing - $2.55/ton, G&A taxes etc - $0.556/ton, and incremental tailings capital - $0.06/ton. A $1.03 per-ounce refining cost is also applied.


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Kinross Gold Corporation                                             April, 2003


Portions of the deposit considered un-mineable such as property boundaries are assigned a very high mining cost to prevent the optimizer from mining them.


Pit optimization slope angles are based on inter-ramp angles from studies by Golder Associates and were further reduced to account for haul roads (thus representing the overall slope). A complex slope model was developed utilizing the location of the granite-schist contact. Slopes in the schist are variable between 300 and 450 and between 400 and 480 in the underlying granite. Table 17.4.1-1 summarizes the slope angle assumptions used to guide the Fort Knox mine pit optimization.

                                 TABLE 17.4.1-1
                             Fort Knox Slope Angles
                          Pit Optimization Slope angles

--------------------------------------------------------------------------------
Rk. Type    Location    Reference   Angle                Comment
--------------------------------------------------------------------------------
SCHIST                                       Overlies Granite, no haul road
                                             angle reduction
               SW        Sector-1    42      West of South wall failure

               S         Sector-2    30      Failure area
               SE        Sector-3    42      East of South wall failure
               N, E, W   Sector-4    45      Remaining slopes
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MODELED SCHIST-GRANITE CONTACT               Contact higher Southwest and West
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Rk. Type    Location    Reference   Angle                Comment
--------------------------------------------------------------------------------
GRANITE                                      Underlies Granite
               S&W       Code-48     48      West pit area, no haul roads
               S         Code-20     42      East pit, 48 deg. IR, one haul road
               N&E       Code-30     40      East pit, 45 deg IR, one haul road
               N         Code-30     40      West pit area, one haul road
--------------------------------------------------------------------------------

An ultimate pit is selected and the final pit is designed using the optimized pit outline as a guide. Generally the final pit walls are close to the $300 per ounce pit optimization.


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and True North Deposits

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Kinross Gold Corporation                                             April, 2003


17.4.2  TRUE NORTH

As with the Fort Knox deposit, a series of Lerchs-Grossmann pit optimizations are run on the final True North model assuming gold prices ranging between $275 and $350 per ounce. Because each block in the model has a unique density, pit optimizations must be based upon a net dollar value rather than simply upon block grade. Block model dollar values used for the pit optimization are calculated as follows:


Mining Costs:                                   $0.77/short ton
Milling Costs:                                  $4.84/short ton


Dollar value for waste or "Inferred" blocks:

  VPIT = -0.77*TONS

Dollar value for "Indicated" blocks above cutoff (MII=MII2=2 and cutoff

0.0169 RAUIN):VALU1 = RAU*$310.97*(PART2*TONS/100) - $4.84*(PART2*TONS/100)

-.77*(TONS)

(Revenue from ore)   - (mill cost for ore)  -  (mine costs of entire block)



An ultimate pit is designed using the optimized pit as a guide.

17.5    PRODUCTION RECONCILIATION

The current mineral models for Fort Knox and True North were reconciled to actual production to provide an indication as to how well the current resource and reserve model predict the tonnage and grade of the mineralization. Table
17.5.1 presents the reconciliation of the model (predicted) to


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and True North Deposits

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Kinross Gold Corporation                                             April, 2003


production (actual) for the Fort Knox Mine for the 2002 operating year. The reconciliation, based on grade control data, indicates that the model has underestimated the reserves by almost 2 percent

                                  TABLE 17.5.1
                       Production Reconciliation for 2002
                                Fort Knox Deposit

        Source                       Tonnes           Grade       Gold
                                                    (g/tonne)     (ozs)
        ----------------------------------------------------------------
        Model (Predicted)            11,210,930        0.86      310,600
        Mined (Actual)               11,417,767        0.88      324,900
        ----------------------------------------------------------------
                % Difference              1.84%       2.79%        4.60%
        ----------------------------------------------------------------

Table 17.5.2 presents the comparison for the life of mine between the reserve (predicted) and the mill production statistics (actual). Here the life-of-mine comparison shows that the model has underestimated the actual ounces that entered the mill by approximately 5 percent.

                                  TABLE 17.5.2
                   Production Reconciliation for Life of Mine
                                Fort Knox Deposit

        Source                       Tonnes           Grade       Gold
                                                    (g/tonne)     (ozs)
        ----------------------------------------------------------------
        Model (Predicted)            88,139,794        0.91    2,565,700
        Milled (Actual)              90,446,753        0.92    2,660,400
        ----------------------------------------------------------------
                % Difference              2.62%       1.14%        3.69%
        ----------------------------------------------------------------

At the True North deposit, the current mineral model is reconciled to actual production as determined from ore-control. Table 17.5.3 summarizes the reconciliation for 2002, which is, in the authors' opinion, believed to be the


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and True North Deposits

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Kinross Gold Corporation                                             April, 2003


best predictor on how the model in the Hindenburg and North Central areas will perform in the future. The model underestimated the tonnes and grade of the material mined by 9 and 2% respectively, resulting in a shortfall of 11% relative to the grade control data.

                                  TABLE 17.5.3
                       Production Reconciliation for 2002
                               True North Deposit

        Source                       Tonnes           Grade       Gold
                                                    (g/tonne)     (ozs)
        ----------------------------------------------------------------
        Model (Predicted)            3,697,666         1.68      200,100
        Mined (Actual)               4,036,044         1.71      222,200
        ----------------------------------------------------------------
                % Difference             9.15%        1.63%       11.04%
        ----------------------------------------------------------------

For the remaining reserve areas at True North (excluding the Hindenburg and North Central zones), tonnages and grades have been estimated based on the reconciliation to actual production during the first year of mine production
(2001). Compared to the above reconciliation, the modeled grade underestimated production by 18 percent and the resulting gold ounces were underestimated by 19 percent.

FGMI considers that, as the remaining areas at True North remain untested by mining, the more conservative 2001 reconciliation data was deemed best for reserve estimation purposes of the remaining reserves.

At both Fort Knox and True North, production experience indicates that the current resource and reserve models are slightly conservative relative to production experience.


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and True North Deposits

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Kinross Gold Corporation                                             April, 2003


































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and True North Deposits

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Kinross Gold Corporation                                             April, 2003


18.0    ADDITIONAL REQUIREMENTS FOR TECHNICAL

        REPORTS ON PRODUCTION PROPERTIES

18.1    FORT KNOX MINE

The mine production rate varies between 94,000 and 130,000 tonnes (104,000 to 143,000 short tons) per day of total material. Mining is carried out on a year round basis, seven days a week. Standard drilling and blasting techniques are used, and the blast holes are sampled and assayed for production grade control purposes. Broken rock is loaded with a shovel or a wheel loader into haul trucks. Depending on the grade control results, the mined material is delivered to either the primary crusher, low-grade stockpiles, or to waste rock dumps.

18.1.1  MINE EQUIPMENT

A listing of the major mining equipment at Fort Knox includes:

        o       4 Blast hole drills;

        o       10 Caterpillar 785 haul trucks (150 short ton capacity)

        o       4 Unit Rig MT-3700 haul trucks (200 short ton capacity)

        o       1 Hitachi EX 3600 shovel

        o       1 Hitachi EX 3500 shovel

        o       1 Caterpillar 5230 shovel

        o       1 Caterpillar 994 Loader

        o       3 Caterpillar D10 Dozers

        o       2 Caterpillar 16G graders

        o       Assorted support equipment and facilities


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Kinross Gold Corporation                                             April, 2003


        o       Truck shop, wash bay, fueling facilities

        o       Site office

18.1.2  LIFE OF MINE PLAN

FGMI's Technical Department updates a detailed Life of Mine Plan (LoMP) based on the available reserves and utilizing the available mining fleet. The planned production schedule is analyzed using Caterpillar's FPC (Fleet Production and Cost) program. Predicted truck productivity (TPH and Cycle times) are adjusted to reflect production experience. The proposed haulage profiles are determined for each bench and pit Phase, plus the three possible destinations (crusher, low grade stockpile, and waste dumps). Using this data, the truck hours required to move the scheduled tonnage are limited to the actual producing truck hours from the mine fleet (after availability and utilization).


Production scheduling is driven by

        o       Mill feed requirements;

        o       Desired annual gold production;

        o       Stripping requirements for Phase-5 and Phase-6;

        o Loading rates constraints, where only one shovel (or loader) can operate;

        o Haulage limits determine by the size and number of trucks and their productivity.


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Kinross Gold Corporation                                             April, 2003


The LoMP uses the following pit design criteria:


        o       30 foot benches;

        o       Both single and double benching;

        o       Variable Slope angles based on studies by Golder Associates;

        o 100 foot wide haul roads at a maximum 8 percent grade, except in the lowest benches where a one-way 60 foot wide road at 10 percent grade was used;

        o All designs utilized mid-bench contours (2001 was based on toe designs)

The ultimate pit was designed from a US$300 per ounce pit optimization (discussed above), which was limited to a property boundary on the west side. The figure at the end of this section depicts the current ultimate pit design.

The following considerations were included in the pit designs:

        o A 48o inter-ramp slope angle where possible in the granite; a double bench design was used;

        o A dewatering corridor was designed on the west sides of the 1960 and 1930 benches;

        o For the south slide zone in the schist (above the 1510 elevation) the slope was reduced to 31o , based on studies by Golder Associates Inc;

        o The Phase 6 design includes independent drill and blast access and a wider bench for the placement of dewatering wells.


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Kinross Gold Corporation                                             April, 2003


18.1.3  OTHER CONSIDERATIONS

In 1996 a 1.3 million short ton slope failure developed in the central south wall above the granite-schist contact. The slide was stabilized with mining set backs at the toe of the failure. Due to the complex structure in the area, Golder Associates Inc. was not able to develop a predictive slope stability model, so a range of potential slopes was recommended. At a design angle of 28o Golder predicted little chance of failure and, at a design angle 35o, a high chance of failure was predicted. The ultimate pit design currently uses a 31o overall slope angle for the sector. Ground water was believed to be a contributing factor to the failure, and a dewatering program is planned before mining this zone.

The mine currently has 14 dewatering wells, which produce approximately 600 gallons per minute. In 2003, four additional wells will be drilled.

Stripping of Phase-6 is scheduled to begin in 2004 on the 2200 bench. Before sustained mill feed rates can be reached in mid 2006 on the 1460 bench, 55 million tons of waste rock will be mined, at an average rate of 60,000 short tons per day. Six additional haul trucks and a loader will be added to the mining fleets in order to accomplish the stripping.

Typically, upper Phase-6 benches average 4,700 feet in length, with a mining face width between 150 and 500 feet. Haul road access to the Phase will be from the northeastern end. Subdividing the Phase would reduce the stripping load, but due to the bench geometry and access limitations, this has not been considered.


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Kinross Gold Corporation                                             April, 2003


18.1.4  CAPITAL AND OPERATING COST ESTIMATES

A detailed 2003 and 2010 budget has been developed for the mine based on an actual operating cost history and projected future performance. Mining costs are similar to most mines of this size and equipment age and are presented in Table 18.1.4-1

                                 TABLE 18.1.4-1
                      Estimated Operating Costs - Fort Knox
                      Example of Fort Knox Operating Costs

                     Year         '03 Budget           '05 Budget             '10 Budget
--------------------------------------------------------------------------------------------
               Tons Mined   37,763,000           47,210,000             14,196,000
              Tons Milled   11,515,500           15,346,000             14,196,000

        Total Tons Milled   14,910,000           15,346,000             14,196,000

                               Cost      $/Ton      Cost      $/Ton        Cost       $/Ton
--------------------------------------------------------------------------------------------
  MINING & TECH. SERVICES  $28,966,863   0.77   $39,707,933   0.84       4,258,916    0.30
--------------------------------------------------------------------------------------------
        MILLING (FK ONLY)  $10,692,675   2.54   $38,638,907   2.52     $34,212,787    2.41
--------------------------------------------------------------------------------------------
   General Administration   $4,446,435   0.30    $4,197,707   0.27       3,459,008    0.24
            Environmental     $541,629   0.04      $569,025   0.04               0    0.00
             Loss Control     $669,438   0.04      $736,727   0.05         282,226    0.02
          Human Resources     $536,011   0.04      $427,771   0.03         228,937    0.02
                    Taxes   $4,173,205   0.28    $3,916,255   0.26       3,916,255    0.28
--------------------------------------------------------------------------------------------
        TOTAL FIXED COSTS  $10,366,718   0.70    $9,847,485   0.64      $7,886,427    0.556
    TOTAL OPERATING COSTS  $50,026,255          $88,194,325            $46,358,129
--------------------------------------------------------------------------------------------

Budgeted costs for 2003 reflect mining rates and associated costs when the Fort Knox mill feed is supplemented with feed from True North. Following that period in 2005, Fort Knox will supply 100 per cent of the mill feed and the mining rate has will be increased to strip the final Phase. Lastly, in 2010, pit mining will have ceased and the low-grade stockpile will be hauled to the crusher for mill feed. In addition to the above costs, shipping and refining costs were accounted for on a per ounce basis with a $1.03 charge.

A profitability estimate was calculated for each mining area that was included in the Fort Knox reserves. Revenue was determined by using the mill grade-recovery relationship and a gold price of US$300 per ounce. Operating costs are based on the costs discussed above plus added costs for capital items,


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Kinross Gold Corporation                                             April, 2003


such as tailings capacity, reclamation and additional equipment to strip Phase-6. The details of the economic and sensitivity analyses are considered by Kinross to be confidential information. The economic models are considered by the authors as complete, reasonable, and as meeting generally accepted industry standards. Individuals seeking to review these models must request and sign a confidentiality agreement with Kinross Gold Corporation.

18.2    TRUE NORTH MINE

Production rates for the True North open pit mine vary between 18,100 and 36,300 tonnes (20,000 to 40,000 short tons) per day of material, seven days a week. Standard drilling and blasting techniques are used and the blast holes are sampled and assayed for grade control purposes. Broken rock is loaded with a shovel or a wheel loader into 77-tonne (85 ton) haul trucks. Depending on the ore-control plan the mine material is delivered either to the stockpiles or to waste rock dumps.


From the stockpile, mill feed is reloaded into 77-tonne (85 ton) capacity trucks for the 20.9 kilometer (13 mile) long trip to the Fort Knox mill at 8,437 tonnes (9,300 tons) per day. The material is directed dumped into a gyratory crusher.


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and True North Deposits

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Kinross Gold Corporation                                             April, 2003


18.2.1  MINE EQUIPMENT

Major mining equipment and facilities at True North includes:

        o       2 Blast hole drills;

        o       5 Caterpillar 777 haul trucks

        o       1 Caterpillar 5130 shovel

        o       2 Caterpillar 992 Loaders

        o       1 Caterpillar 988 Loader

        o       2 Caterpillar D10 Dozers

        o       3 Caterpillar 16 graders

        o       7 Peterbuilt OT tractors and trailers

        o       Assorted support equipment and facilities

        o       Truck shop, wash bay, fueling facilities

        o       Site office

18.2.2  LIFE OF MINE PLAN

The mine will operate at full production into the third quarter of 2004 with reserves at True North being depleted by the first quarter of 2005.

The following pit design criteria were used to develop the True North LoMP: 20 foot high benches 45o slope angle 80-foot wide haul roads at a maximum 8 percent grade

The ultimate pit was designed from a US$300 per ounce, pit optimization which is limited to an ultimate mining depth which is 20 feet above the water table.


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and True North Deposits

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Kinross Gold Corporation                                             April, 2003


18.2.3  OTHER CONSIDERATIONS

The current True North mining permit does not allow water discharge or mining below the water table. All the pits were designed to meet these criteria based on our current estimation of the groundwater surface. As mining progresses, refinements in the water table location may allow changes in the pit designs. A wet ultimate pit was also designed for the deposit using a pit optimization where the water table limit was removed. A benefit cost analysis at US$325 per ounce, for this incremental expansion, "Indicated" the profit would not pay for the added costs to modify the permit, dewater the pit, and drill a set of production and injection wells. At gold prices of US$375 to US$400 per ounce, dewatering will need to be reconsidered.

As the mine is a side hill excavation, waste rock will be place either in access roads or in dumps adjacent to the excavations. During 2003, waste will also be backfilled into completed areas. Because much of the deposit is located on north and northwest facing slopes, discontinuous permafrost is present in the mining area. Clearing and grubbing in the permafrost areas must be done during the winter months because bulldozing becomes very difficult once the surface layers thaw. Access roads can be placed across permafrost areas but waste dumps cannot.

18.2.4  CAPITAL AND OPERATING COST ESTIMATE

A detailed 2003 and 2004 budget has been developed for the mine based on an actual operating cost history since 2001. The table below lists the 2003 budgeted operating costs:


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and True North Deposits

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Kinross Gold Corporation                                             April, 2003


Generally, the mining costs are similar to most mines of this size and equipment age with the exception of roads and dumps, which reflect higher costs associated with a side hill mine and permafrost conditions. Most of the roads and dumps will be constructed in 2003 and the cost should decrease in 2004.

Milling costs reflect the added reagent costs to process the True North material over that of Fort Knox. Fixed costs are yearly fees and expenses that do not fit into the other categories.

18.2.5  FINANCIAL ANALYSIS

A profitability estimate was calculated for each mining area that was included in the True North reserves. Revenue was determined by using the modeled cyanide assay grade and a mill recovery of 96% with an assumed gold price of US$300 per ounce. Operating costs are based on the mines 2003 budget discussed above plus added costs capital items, such as tailings capacity and reclamation.

As with the Fort Knox economic models, the results of the True North analyses are considered by Kinross to be privileged and confidential information. The authors of this report consider the economic models to be complete, reasonable and are considered as meeting generally accepted industry standards. Individuals seeking to review these models must request and sign a confidentiality agreement with Kinross Gold Corporation.


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and True North Deposits

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Kinross Gold Corporation                                             April, 2003


18.3    PRODUCTION SCHEDULE

FGMI, as part of the LoMP, have completed a production schedule that depletes the currently known reserves at both the Fort Knox and True North deposits. The LoMP call for completion of mining at True North in 2005. From that point onwards, production is derived entirely from the Fort Knox deposit until 2010 when the feed will originate predominantly from the low grade stockpile material.

Table 18.3-1 presents the estimated combined production schedule for the Fort Knox - True North deposits.


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Kinross Gold Corporation                                             April, 2003


                                  TABLE 18.3-1
             Fort Knox / True North Life of Mine Production Schedule

-------------------------------------------------------------------------------------------
YEAR                          2003         2004         2005         2006         2007
-------------------------------------------------------------------------------------------
Mill Feed (tonnes)         13,526,000   13,707,000   13,928,000   12,880,000   12,880,000
Feed grade (g/tonne           1.09         0.99         0.92         0.92         0.99
Metallurgical recovery (%)    86.5%        87.4%        89.4%        89.8%        89.2%
-------------------------------------------------------------------------------------------
GOLD PRODUCED (OZS.)         409,000      380,000      369,000      341,000      365,000
-------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------
YEAR                          2008          2009         2010          TOTAL
---------------------------------------------------------------------------------
Mill Feed (tonnes)         12,881,000    12,878,000   4,474,000     97,154,000
Feed grade (g/tonne           0.72          0.49         0.49          0.88
Metallurgical recovery (%)    86.9%         86.0%        89.0%         88.7%
---------------------------------------------------------------------------------
GOLD PRODUCED (OZS.)         259,000       173,000      62,000        2,358,000
---------------------------------------------------------------------------------


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and True North Deposits

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Kinross Gold Corporation                                             April, 2003


19.0    REFERENCES

Golder Associates, Inc., 1995 (c): Pit Slope Stability Investigation, Fort Knox Project;

Golder Associates, Inc., 2002 (a): Pit Slope Stability Study, Proposed 715 Pushback, Fort Knox Project;

Golder Associates, Inc., 2002 (b): Review of North Wall Failures, January, 2002 site visit to Fort Knox Mine;

Golder Associates, Inc., 2002 (c): Slope Design and Controlled Blasting Criteria, Granite Slopes in the Fort Knox Pit;

Golder Associates, Inc., 2000: True North Waste Dump Site Investigation and slope Stability Evaluations.

Golder Associates, Inc., Scoping -Level Pit Slope Study, True North Project Metz, Paul A., 1991: Metallogeny of the Fairbanks Mining District, Alaska and Adjacent Areas.

Mineral Industry Research Laboratory, School of Mineral Engineering, University of Alaska Fairbanks, MIRL Report No. 90;

Mineral Resources Development, Inc., 1991 (a): Fort Knox Gold Project Fairbanks, Alaska; Reserve Study, Volume 1;


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and True North Deposits

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Kinross Gold Corporation                                             April, 2003


Mineral Resources Development, Inc., 1991 (b): Fort Knox Gold Project Fairbanks, Alaska; Reserve Update;

Mineral Resources Development, Inc., 1992: Fort Knox Gold Project, Alaska 1992 Reserve Update;

Mineral Resources Development, Inc., 1998: Reserve Update, Fort Knox Project;

Mineral Resource Development, Inc., 2001: 2001 Resource Model Review, True North Project.





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Kinross Gold Corporation                                             April, 2003


                    APPENDIX A - FORT KNOX DRILL HOLE LISTING

DHID                   EASTING NORTHING                ELEV.     AZIMUTH        DIP      DEPTH
----                   ----------------                -----     -------        ---      -----
FWR87-001              10529             10306.6       1673.6    190            -70        200
FWR87-002              10383.7           10482.1       1707.1    25             -70        200
FWR88-001              10518.1           10407.9       1673.6    350            -60        285
FWR88-002              10559.6           10020.8       1686.6    350            -60        310
FWR88-003              10537.9           10600.7       1661.9    350            -60        300
FWR88-004              10395.7           10285.3       1717.9    350            -60        300
FWR88-005              10429.2           10100.7       1721.1    350            -60        315
FWR88-006              10416.5           10693.8       1688.8    350            -60        300
FWR88-007              10199.2           10641         1730.8    350            -60        405
FWR88-008              10234.4           10447.7       1739.2    350            -60        295
FWR88-009              10266.8           10254.4       1751.2    350            -60        300
FWR88-010              10685.7           10145.2       1637.3    350            -60        230
FWR88-011              10688.5           10318         1628.4    350            -60        255
FWR88-012              10668.5           10534.7       1623.5    350            -60        40
FWR88-013              10085.9           10152.7       1798.9    350            -60        300
FWR88-014              10047.4           10340.7       1782.1    350            -60        300
FWR88-015              9993.5            10533.4       1763.3    350            -60        400
FWR88-016              9823.6            10259.1       1816.9    350            -60        300
FWR88-017              9811.3            10465         1783.1    350            -60        300
FWR88-018              9757              10649.4       1744.8    350            -60        300
FWR88-019              9603.9            10424.1       1791.8    350            -60        300
FWR88-020              9572.2            10573.1       1751.7    350            -60        300
FWR88-021              9489.6            10196.4       1822.7    350            -60        300
FWR88-022              9437.2            10377.2       1777.3    350            -60        300
FWR88-023              9418.2            10570.7       1731.6    350            -60        300
FWR88-024              9232.1            10367.3       1793.4    350            -60        300
FWR89-025              9980.4            10415.9       1783.7    0              -60        605
FWR89-026              10198.7           10211         1768.9    7              -60        645
FWR89-027              10179.4           10408.5       1753.8    0              -60        700
FWR89-028              9799.5            10619.4       1754.6    0              -60        565
FWR89-029              9791              10362.3       1802      0              -60        585
FWR89-030              10212.9           9614          1827.3    0              -60        505
FWR89-031              10185.3           9824.4        1806.9    0              -60        550
FWR89-032              10203.1           10015.4       1784.4    0              -60        700
FWR89-033              10201.8           10793         1716.9    0              -60        565
FWR89-034              10036.9           9714.6        1855.7    0              -60        645
FWR89-035              9990.8            10148.8       1815.2    2              -62        565
FWR89-036              10002.3           9938.4        1836.5    0              -60        1130
FWR89-037              9980.7            10697.4       1742.5    0              -60        595
FWR89-038              9784.9            10784.7       1721.6    0              -60        700
FWR89-039              9586.1            10683.4       1729.3    0              -60        580


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Kinross Gold Corporation                                             April, 2003


FWR89-040                9198.8          10203.6        1808          0          -60       620
FWR89-041                8814.9          9910.5         1813.4        0          -60       695
FWC89-042                10206.4         10110.7        1776.3        0          -60       1022
FWR89-043                8820.1          9700           1881.3        0          -60       1200
FWR89-044                9189.5          10593.9        1709.9        0          -60       590
FWR89-045                9196.3          10006.9        1854.6        0          -60       1030
FWR89-046                9402.2          10000.5        1867.1        0          -60       1025
FWR89-047                9177.3          10790.9        1653.6        0          -60       700
FWR89-048                8807.3          10112.4        1759.5        0          -60       320
FWR89-049                8770.8          10074.7        1761.2        0          -60       705
FWC89-050                10599.1         9882.5         1683.3        0          -63       1130
FWR89-051                8435.5          9790.2         1747.6        0          -60       795
FWR89-052                8399.4          10028.1        1669.2        0          -60       590
FWR89-053                8784.4          10696.1        1593.3        0          -60       700
FWR89-054                8404.7          10183.4        1637.4        0          -60       520
FWR89-055                8011.4          10103.4        1708.2        0          -60       600
FWR89-056                8001            10309.3        1715.3        0          -60       620
FWC89-057                9605.4          9993.3         1864.4        0          -60       745
FWR89-058                8788.5          10303.1        1702.7        0          -60       695
FWR89-059                9224.5          9799.5         1909.6        0          -60       880
FWR89-060                8777.2          10501.8        1644.2        0          -60       130
FWR89-061                8759.9          10459.7        1644.7        0          -60       575
FWR89-062                10599           10202.5        1664.8        0          -60       650
FWR89-063                10586.4         11001.5        1636.5        0          -90       995
FWC89-064                8784.4          9993           1781.2        0          -60       835
FWR89-065                10562.9         10413.7        1666.9        0          -60       835
FWR89-066                9009.5          9787.7         1893.2        0          -60       900
FWC89-067                9007.7          10098.4        1805.3        0          -90       1025
FWR89-068                9005.6          10213          1773.8        0          -60       875
FWR89-069                8988.7          10402.6        1721.3        0          -60       700
FWR89-070                8981.8          10604.8        1670.9        0          -60       660
FWR89-071                8605.3          9712           1825.8        0          -60       875
FWC89-072                8438.7          10111.3        1653.6        0          -60       815
FWR89-073                8617.4          9894.3         1768.1        0          -60       800
FWR89-074                9010.5          9986.5         1831.8        0          -60       810
FWR89-075                8610.2          10121.6        1704.6        0          -60       840
FWR89-076                8595.5          10291.2        1649.4        0          -60       655
FWR89-077                8566.2          10502.5        1599.1        0          -60       530
FWR89-078                8802.1          10381.6        1672.4        180        -60       730
FWR89-079                8972.4          10808.6        1596.3        0          -60       760
FWC89-080                9199.7          10308.4        1781.2        180        -60       820
FWR89-081                9407.1          9803.3         1909          0          -60       887
FWR89-082                9200.4          10402.1        1760.8        0          -60       1000
FWR89-083                9405.8          9604.8         1967.1        0          -60       955
FWR89-084                9003.5          9594.7         1947.7        0          -60       880
FWC89-085                8800.9          10186          1730.4        0          -60       360

Technical Report on the Fort Knox                                            113
and True North Deposits

Kinross Gold Corporation                                             April, 2003


FWR89-086                9208            10304.4        1781.2        0          -60      900
FWR89-087                8193.1          10415.2        1668.7        0          -60      750
FWC89-088                8599.4          9792.7         1791.8        0          -60      940
FWR89-089                8198.9          10196.9        1660.9        0          -60      800
FWR89-090                8200.7          10014.8        1665.3        0          -60      800
FWR89-091                8196.8          9788.5         1691.2        0          -60      1080
FWR89-092                8147.2          9614.8         1714.1        0          -60      880
FWR89-093                10816.9         10390.2        1602.3        0          -60      860
FWC89-094                9207.2          9885.9         1879.9        0          -60      790
FWR89-095                10411.2         10212.7        1719.6        0          -60      950
FWR89-096                10407.8         10402.1        1708.1        0          -60      985
FWC89-097                8197            10179.5        1661.6        180        -60      918
FWC89-098                9802.8          10593.5        1757.9        180        -60      835
FWC89-099                7411.2          9979.2         1884          0          -60      907
FWC89-100                8589.7          10272.7        1648.5        180        -60      897
FWR89-101                9806.2          10186.2        1828.6        0          -60      900
FWR89-102                9800.7          10003.6        1854.7        0          -60      1180
FWR89-103                9809.7          9805.4         1877.3        0          -60      1075
FWR89-104                9402.2          10488.6        1760.2        0          -60      900
FWR89-105                9394.8          10295          1808.1        0          -60      840
FWC89-106                9008.6          10176.2        1775.4        270        -60      858
FWC89-107                9014.3          10176.5        1775.1        90         -60      895
FFC90-108                9493.8          10504.3        1763.1        0          -60      568
FFC90-109                9500.6          10301.4        1813.5        0          -60      525
FFR90-110                7804.5          9998.4         1765.2        0          -90      500
FFC90-111                9498.7          10700.1        1717          0          -60      590
FFR90-112                7810.7          10401.5        1772.3        0          -90      500
FFR90-113                7809.7          10805.2        1784.9        0          -90      500
FFR90-114                7429.1          10400.3        1875.5        0          -90      500
FFC90-115                9104.9          10299.4        1769.2        0          -60      520
FFC90-116                9097.3          10102.1        1813.5        0          -60      514
FFC90-117                9098.5          10488.6        1722.8        1          -60      550
FFC90-118                9302.7          10498.8        1751.2        0          -60      595
FFC90-119                9308            10097.9        1840.4        0          -60      480
FFC90-120                9302.9          10302.4        1796.5        0          -60      500
FFC90-121                8899.3          10299.5        1732.5        0          -60      614
FFC90-122                8901.1          10098.9        1776.4        0          -60      520
FFC90-123                8904.7          10507.9        1676.9        0          -60      455
FFC90-124                9303.2          9897.3         1886.9        0          -60      500
FFC90-125                9509.3          10103.6        1852.9        0          -60      560
FFC90-126                8897.7          9705.9         1895.9        0          -60      585
FFC90-127                9508.6          9903           1887.1        0          -60      554.5
FFC90-128                9206.6          10098.8        1829.7        0          -60      120
FFC90-129                9191.4          10139.1        1821.6        0          -60      120
FFC90-130                9207.7          10198.5        1808.4        0          -60      120
FFC90-131                9194.4          10248.6        1795.2        0          -60      120


Technical Report on the Fort Knox                                            114
and True North Deposits

Kinross Gold Corporation                                             April, 2003


FFC90-132                9192.9          10299.3        1780.9         0         -60      120
FFC90-133                9192.8          10350.2        1770.9         0         -60      130
FFC90-134                9192.5          10396.1        1761.8         0         -60      120
FFC90-135                9194.1          10446.2        1746.2         0         -60      130
FFC90-136                9192.9          10502.3        1735.1         0         -60      120
FFC90-137                9193.9          10548.5        1719.7         0         -60      100
FFC90-138                9207.1          10599.7        1708.8         0         -60      100
FFC90-139                9098.8          9897.8         1870           0         -60      575
FFC90-140                8903.8          9901.7         1836.7         0         -60      604
FFC90-141                8695.3          10287.9        1679.5         0         -60      82
FFC90-142                8701.9          10102.4        1735.9         0         -60      504
FFC90-143                8708.1          9883.4         1796.4         0         -60      575
FFC90-144                8711.9          10467.7        1635.1         0         -60      540
FFC90-145                8700.8          10273.1        1678.8         0         -60      508.5
FFC90-146                8702.7          9674.8         1860.3         0         -60      630
FFC90-147                8510.1          10295.3        1634           0         -60      448
FFC90-148                8296.1          9687.2         1732.8         0         -60      659
FFC90-149                8485.3          9867.8         1740.8         0         -60      556
FFC90-150                8093.5          9886.9         1700.9         0         -60      540
FFC90-151                8101.1          10298.1        1689.1         0         -60      525
FFC90-152                8291.4          10283.7        1649.4         0         -60      500
FFC90-153                9702.8          9898.2         1877.5         0         -60      540
FFC90-154                8093.9          10091.9        1684.4         0         -60      512
FFC90-155                9697.6          10107          1847.9         0         -60      1535
FFC90-156                8307.9          9902.1         1685.4         0         -60      525
FFC90-157                8902.2          9497.7         1957.7         0         -60      1522
FFC90-158                8285.6          10094.5        1658.7         0         -60      560
FFC90-159                7909.3          9703.6         1750.4         0         -60      650
FFC90-160                9703.3          10308.8        1813.1         0         -60      497
FFR90-166                7406.3          9998.1         1883.9         0         -90      580
FFR90-167                7424.8          10804.7        1882.2         0         -90      525
FFR90-168                7406            9595.7         1902.6         0         -90      500
FFR90-169                6968.4          11266.4        2004.5         0         -90      525
FFR90-170                7008.9          10804.3        1998.3         0         -90      505
FFR90-171                6999.7          10001.6        2005           0         -90      500
FFR90-172                7001.2          10398.9        2001.2         0         -90      500
FFR90-173                7019.6          9595           2020.1         0         -90      500
FFR90-174                6599.1          11201.7        2089           0         -90      665
FFR90-175                6605.8          10805.4        2094.5         0         -90      500
FFR90-176                7430.8          11206.3        1869.7         0         -90      545
FFR90-177                7424.3          11609.9        1919.7         0         -90      500
FFR90-178                7423.2          12008.5        1967           0         -90      500
FFR90-179                7780.7          11206          1783           0         -90      500
FFR90-180                7801.6          11598.7        1828.1         0         -90      500
FFR90-181                7800.4          12001.7        1894.6         0         -90      625
FFR90-182                8208.5          10802.3        1681.7         0         -90      500

Technical Report on the Fort Knox                                            115
and True North Deposits

Kinross Gold Corporation                                             April, 2003


FFR90-183               8214.7           11205.4        1699.9        0          -90       535
FFR90-184               8211.9           11614.6        1754.7        0          -90       545
FFR90-185               8591.4           11197.4        1617.9        0          -90       430
FFR90-186               11404.7          10605.6        1724.8        0          -90       500
FFR90-187               11395.2          10205.2        1796.4        0          -90       520
FFR90-188               11398.7          9799.3         1878.8        0          -90       600
FFR90-189               11806            10598          1767.6        0          -90       500
FFR90-190               11804.2          10207.4        1867.9        0          -90       500
FFR90-191               11045.1          11000.7        1534.2        0          -90       470
FFR90-192               10993.3          10604.2        1607.1        0          -90       545
FFR90-193               10988.1          10201.9        1689.7        0          -90       605
FFR90-194               11007.1          9790.6         1795.5        0          -90       525
FFR90-195               10609.5          9607.2         1714.2        0          -90       520
FFR90-196               10450.4          10456.5        1693.4        270        -60       875
FFR90-197               9007.4           10165.6        1781.1        270        -60       600
FFR90-198               10202.7          9394.9         1859.3        0          -90       525
FFR90-199               10605.6          9196.3         1784.4        0          -90       600
FFR90-200               9799.4           9383.4         1969.4        0          -90       645
FFR90-201               9398.5           9404.7         2023.4        0          -90       600
FFR90-202               8995.9           9381.4         1994.6        0          -90       545
FFR90-203               10413.8          10836.4        1682.1        0          -60       725
FFR90-204               10616.6          10815.2        1634.7        0          -60       765
FFR90-205               10791.2          10602.1        1595.8        0          -60       700
FFR90-206               8615.7           11608.9        1687.5        0          -90       515
FFR90-207               9010.4           11201.7        1548.6        0          -90       520
FFR90-208               9415.7           11191.5        1546.7        0          -90       500
FFR90-209               9805.8           11190.4        1615.8        0          -90       500
FFR90-210               9759.9           11639.4        1484.9        0          -90       500
FFR90-211               10209.7          11194.8        1663.6        0          -90       545
FFR90-212               10503.3          11295.2        1630.6        0          -90       500
FFR90-213               9420.2           11613.3        1540.1        0          -90       500
FFR90-214               7799.9           9597.2         1784.4        0          -90       525
FFR90-215               7789.3           9180.9         1808.1        0          -90       550
FFR90-216               7384.1           9186.8         1948.5        0          -90       500
FFR90-217               6991.8           9192.9         2067.3        0          -90       525
FFR90-218               8198.8           9179.4         1861.6        0          -90       600
FFR90-219               8596.4           9399.9         1920.9        0          -90       685
FFR90-220               9653             10207.5        1830.3        0          -60       585
FFR90-221               8003.9           10505.6        1727.5        1          -60       700
FFR90-222               8404.5           10392.6        1627.4        0          -60       700
FFR90-223               9192.8           10102.3        1830.3        3          -60       500
FFR90-224               9207.2           10152.3        1822.7        0          -60       120
FFR90-225               9205.9           10251.6        1794.6        0          -60       120
FFR90-226               9206.4           10353.8        1770.9        0          -60       130
FFR90-227               9205.2           10450.8        1746.5        0          -60       130
FFR90-228               9207.5           10501.3        1735.3        0          -60       500

Technical Report on the Fort Knox                                            116
and True North Deposits

Kinross Gold Corporation                                             April, 2003


FFR90-229               9204.8           10550.7        1718.7         0         -60       100
FFR90-230               9190.2           10995.3        1584.3         0         -60       720
FFR90-231               10813.2          10209.5        1645.5         0         -60       760
FFR90-232               9381.7           10757.3        1689.8         0         -60       740
FFR90-233               9590.8           10880.2        1681.4         0         -60       700
FFR90-234               10002.1          9496.4         1893.9         0         -60       640
FFR90-235               11030            10861.4        1556.3         0         -90       485
FFR90-236               10995.7          9997.2         1741.6         0         -90       500
FFR90-237               10990.1          10401.4        1649.9         0         -90       700
FFR90-238               7393.8           9397           1927.6         0         -90       720
FFR90-239               7409.4           9790.8         1892.9         0         -90       725
FFR90-240               11400.6          10000.8        1838.6         0         -90       700
FFR90-241               11407.7          10398.8        1763           0         -90       600
FFR90-242               11184.3          9966           1800.2         0         -90       725
FFR90-243               11194            10202.4        1745.3         0         -90       725
FFR90-244               11198.5          10402.8        1709.5         0         -90       700
FFR90-245               10807.6          9997.2         1686.1         0         -90       315
FFR90-246               9968.7           10893.3        1711.7         0         -60       700
FFR90-247               9608.6           9798.3         1898.3         0         -60       800
FFR90-248               10421.8          9893.6         1741.6         0         -60       705
FFR90-249               9194.4           9595           1966.2         0         -60       785
FFR90-250               8798.7           9486.7         1943.7         0         -60       890
FFR90-251               8565.1           9587.5         1862.6         0         -60       780
FFR90-252               7997.2           9948.6         1721.7         0         -60       680
FFR90-253               7804.9           10198.4        1763.4         0         -90       600
FFR90-254               7810.9           9795.8         1770.1         0         -90       700
FFR90-255               7795.9           9393.7         1795.1         0         -90       480
FFR90-256               10822.7          9989.4         1686.5         0         -90       715
FFR90-257               10824.3          9785.4         1733           0         -90       700
FFR90-258               10811.2          9568.3         1774.8         0         -90       740
FFR90-259               7602.1           9980.4         1822.7         0         -90       700
FFR90-260               7594             9401.1         1858.7         0         -90       750
FFR90-261               7586.9           9194.8         1866.6         0         -90       700
FFR90-262               7619.5           9601.7         1841.4         0         -90       715
FFR90-263               9601.8           9590.8         1954.9         0         -60       700
FFR90-264               9802.2           9594.3         1913.9         0         -60       760
FFR90-265               8792.5           11003.7        1568.2         0         -90       400
FFR90-266               7615.2           9794.7         1823.5         0         -90       665
FFR90-267               7393             8994.4         1961.5         0         -90       965
FFR90-268               7590.5           8987.3         1890.1         0         -90       700
FFR90-269               7784.7           8992.4         1829.6         0         -90       425
FFC90-270               10296.9          9902.2         1774.9         0         -60       500
FFC90-271               10494.1          10304.3        1690.6         0         -60       555
FFC90-272               10495.8          10103          1702.9         0         -60       510
FFC90-273               10101.1          9897.1         1822.5         0         -60       505
FFC90-274               10498.8          9906.7         1720.6         0         -60       545

Technical Report on the Fort Knox                                            117
and True North Deposits

Kinross Gold Corporation                                             April, 2003


FFC90-275                8998            10950.5        1557.1        180        -80      1523.5
FFC90-276                10705.3         10296.9        1631.5        0          -60      557
FFC90-277                10690.8         10096.1        1653.3        0          -60      527
FFC90-278                10690.3         9901.1         1680.5        0          -60      528
FFC90-279                10905.6         10294.7        1649.3        0          -60      550
FFC90-280                7997.9          9696.7         1736.9        0          -60      1503
FFC90-281                8080.8          9703.1         1712.5        0          -60      640
FFC90-282                9707.2          10507.1        1778.7        0          -60      533
FFC90-283                7899.7          9883.9         1754.2        0          -60      625
FFC90-284                9094.6          9702.7         1924.9        0          -60      605
FFC90-285                7903.1          10096.7        1741.9        0          -60      530
FFC90-286                10100.7         10703.4        1731.6        180        -75      1517
FFC90-287                9900.4          10302.3        1805.5        0          -60      525
FFC90-288                8500.2          9681.3         1799.1        0          -60      562
FFC90-289                9902.9          10101.2        1834.6        0          -60      520
FFC90-290                9900.3          9895.5         1855.9        0          -60      520
FFC90-291                9899.4          9699.7         1888.8        0          -60      635
FFC90-292                10102.7         10298.8        1778.6        0          -60      501
FFC90-293                10098.9         10100.2        1797.2        0          -60      517
FFC90-294                10089.4         9698.3         1850.3        0          -60      520
FFC90-295                10300.4         10502.4        1728.3        0          -60      520
FFC90-296                10299.5         10291.7        1743.8        0          -60      508.5
FFC90-297                10296.7         10104.4        1754.6        0          -60      500
FFC90-298                10889.5         10088.4        1696.3        0          -60      602
FFC90-299                10884.3         9893           1735.1        0          -60      512.5
FFC90-300                9900.4          10502.4        1778.8        0          -60      520
FFC90-301                8295            9509.3         1798.7        0          -60      597
FFC90-302                10299.1         9707.4         1794.3        0          -60      500
FFR91-303                9797.2          10612.6        1756.3        0          -90      820
FFR91-304                10099.1         10702.7        1732.3        180        -75      800
FFR91-305                9992.5          10556.3        1758.9        0          -90      1000
FFR91-306                9798.8          10413          1791.6        0          -90      740
FFR91-307                9989            10359.6        1782.2        0          -90      1040
FFR91-308                9802.3          10220.2        1821          0          -90      670
FFR91-309B               10765.3         10590.9        1596.6        0          -90      800
FFR91-310                8974.3          10802.7        1601.8        0          -90      460
FFR91-313                9176.7          10789.8        1652.5        0          -90      700
FFR91-314                8967.6          10582.8        1672.5        0          -90      620
FFR91-315                8795.4          10426.5        1666.1        0          -90      330
FFR91-316                8599.6          10075          1707.2        0          -90      540
FFR91-318                9174.6          10590.4        1679.5        0          -90      520
FFR91-319                8995.5          10412.5        1717.6        0          -90      530
FFR91-320                8787.3          10106.7        1749.7        0          -90      600
FFR91-321                8614.4          9920.5         1763.5        0          -90      500
FFR91-322                9005.9          10100.8        1792          0          -90      740
FFR91-323                8778.7          9912.7         1798.4        0          -90      460

Technical Report on the Fort Knox                                            118
and True North Deposits

Kinross Gold Corporation                                             April, 2003


FFR91-324               9616.9           9901.2         1881.6         0         -90       600
FFR91-325               10405.8          10004.9        1733.4         0         -90       550
FFR91-326               10993.7          10397.5        1649.8         0         -90       640
FFR91-329               8172.8           10184.9        1666.5         0         -90       660
FFR91-330               8169             10445.1        1673.6         0         -90       800
FFR91-331               8127.7           9885.9         1693.2         0         -90       700
FFR91-348               10605.2          10541.8        1644.5         0         -90       709
FFR91-351               10790            10373.6        1609.6         0         -90       800
FFR91-352               9009.8           11005.2        1556.1         0         -90       690
FFR91-353               8626.2           10496.9        1610.5         0         -90       750
FFR91-354               8437.8           10704.9        1626.5         0         -90       650
FFR91-355               8738             10604.7        1601           0         -90       510
FFR91-356               7809.8           10602.5        1782.2         0         -90       600
FFR91-357               7618.7           10594.9        1833           0         -90       600
FFR91-358               7424.6           10617.3        1890.4         0         -90       600
FFR92-359               9197.5           11404.6        1536.2         0         -90       610
FFR92-360               10984.1          10000.5        1737.4         0         -90       800
FFR92-361               8604.7           11026.8        1595.2         0         -90       500
FFR92-362               10816.8          10189.1        1645.8         0         -90       600
FFR92-363               8975.9           11395.7        1580.8         0         -90       580
FFR92-364               8993.3           11595.9        1611.7         0         -90       600
FFR92-365               10591.7          10713.7        1644.2         0         -90       530
FFR92-366               9002.6           9603.8         1948.6         0         -90       750
FFR92-367               8807.6           11205.4        1580.7         0         -90       460
FFR92-368               9206.3           9601.2         1965.7         0         -90       680
FFR92-369               8785.2           11384.1        1618.6         0         -90       600
FFR92-370               9409.2           9605.2         1966.7         0         -90       620
FFR92-371               8595.6           10809          1601.4         0         -90       720
FFR92-372               9597.8           9605.7         1953.8         0         -90       640
FFR92-373               8398.8           10992.6        1635.6         0         -90       640
FFR92-374               9805.3           9602.7         1912.8         0         -90       700
FFR92-375               8202.2           10991.1        1677.3         0         -90       600
FFR92-376               9974.1           9383.6         1919.7         0         -90       670
FFR92-377               7991.8           10787.2        1737.9         0         -90       640
FFR92-378               9600             9401.8         2005.9         0         -90       785
FFR92-379               7806.6           10982.8        1780.3         0         -90       500
FFR92-380               9204.5           9398.1         2016.8         0         -90       800
FFR92-381               7611.4           10995          1835.6         0         -90       550
FFR92-382               8809.6           9211.4         2017.7         0         -90       800
FFR92-383               7640.3           10801.9        1829.2         0         -90       600
FFR92-384               7433.1           10997.3        1883           0         -90       700
FFR92-385               8993.9           9207.3         2036.5         0         -90       800
FFR92-386               7605.9           10456.1        1835.3         0         -90       700
FFR92-387               9416             9202.5         2051.7         0         -90       800
FFR92-388               9616.7           10718.7        1723.2         0         -90       740
FFR92-389               9992.3           9197.5         1943.2         0         -90       700


Technical Report on the Fort Knox                                            119
and True North Deposits

Kinross Gold Corporation                                             April, 2003


FFR92-391               9803.5           9199           2000.5         0         -90       805
FFR92-393               8802.8           9402.7         1964.2         0         -90       800
FFR92-395               8618             9191.7         1978.9         0         -90       620
FFR92-398               9012.7           9793           1891.7         0         -90       640
FFR92-399               10810.5          9402.5         1827           0         -90       800
FFR92-400               8804.2           9688.4         1880.9         0         -90       730
FFR92-401               8592.1           9593.8         1860.1         0         -90       600
FFR92-402               11016.3          9589.7         1836.4         0         -90       690
FFR92-403               8404.2           9393.5         1871.7         0         -90       200
FFR92-404               8402.1           9206           1923.6         0         -90       700
FFR92-405               11218.6          9795.7         1841           0         -90       640
FFR92-406               8219.7           8987.3         1921.3         0         -90       700
FFR92-407               8021.4           10974.1        1725.4         0         -90       500
FFR92-408               8391.5           9592.1         1796.8         0         -90       620
FFR92-409               7624.2           10206          1821.4         0         -90       700
FFR92-410               8216.2           9400.7         1802.7         0         -90       110
FFR92-411               7420.5           10203.7        1880.4         0         -90       640
FFR92-412               7999.8           9693.7         1736.1         0         -90       650
FFR92-413               9652.6           11977.7        1547.1         0         -90       500
FFR92-414               8416.5           9792           1740           0         -90       700
FFR92-415               9693.3           12050.3        1546.9         0         -90       120
FFR92-416               9702.5           12062          1546.2         0         -90       120
FFR92-417               9384.9           11387.2        1515.7         0         -90       640
FFR92-418               9794.6           11394.5        1536.6         0         -90       600
FFR92-419               9402.2           10969.5        1620.7         0         -90       350
FFR92-420               9565.3           11377.4        1505.2         0         -90       600
FFR92-421               9002.5           11998.8        1670.4         0         -90       800
FFR92-422               10009            11399.2        1587.8         0         -90       600
FFR92-423               8580.8           11386.3        1655.8         0         -90       600
FFR92-424               10203.5          10694.8        1730           0         -90       1000
FFR92-425               8003.4           9500.3         1749.2         0         -90       600
FFR92-426               9988.6           10715.1        1736.5         0         -90       820
FFR92-427               10394            10500.1        1707.1         0         -90       1020
FFR92-428               7976.8           9274.5         1766.9         0         -90       600
FFR92-429               7785.8           8786.8         1865.3         0         -90       520
FFR92-430               7207             10966.4        1947.6         0         -90       620
FFR92-431               10595.6          9762.1         1692.7         0         -90       545
FFR92-432               5820.7           10408.4        2211.1         0         -90       500
FFR92-434               6024             10996.8        2176.6         0         -90       500
FFR92-436               5635.5           11197.8        2196           0         -90       500
FFR92-437               9584.1           11183.3        1584.1         0         -90       300
FFR92-438               10009.3          11225.4        1640.2         0         -90       400
FFR92-439               7201.4           10578.2        1950.3         0         -90       700
FFR92-440               9799.8           11004.8        1669.8         0         -90       520
FFR92-441               9206.8           11193.9        1525           0         -90       430
FFR92-442               7203             9797.3         1945.4         0         -90       700

Technical Report on the Fort Knox                                            120
and True North Deposits

Kinross Gold Corporation                                             April, 2003


FFR92-443               10606.4          11201.7        1620.2        0         -90       1000
FFR92-444               8209.6           9604.8         1732.9        0         -90       245
FFR92-445               8018.5           9099           1807.1        0         -90       500
FFR92-446               10801.4          11185.5        1572.3        0         -90       640
FFR92-447               9779             10809.9        1716.4        0         -90       1020
FFR92-448               10810.4          10999.6        1575.6        0         -90       500
FFR92-449               10448.1          9800.5         1743.3        0         -90       1000
FFR92-450               7197.8           9395.5         1990.2        0         -90       700
FFR92-451               10389.8          10297.3        1718.4        0         -90       1060
FFR92-452               7197.7           10191.6        1949.3        0         -90       105
FFR92-453               10397.1          9607.1         1774          0         -90       540
FFR92-454               10582.7          9402.2         1749.2        0         -90       600
FFR92-455               11200.5          10621          1669.8        0         -90       500
FFR92-456               10000.6          10080.1        1816.6        0         -90       950
FFR92-457               7607.7           8781.3         1913.6        0         -90       685
FFR92-458               10206.3          10324.4        1759.6        0         -90       1050
FFR92-470               8226.2           9414.4         1802.4        0         -90       630
FFD97-470               7099.9           9699.4         1961.1        0         -90       675.5
FFR97-471               7099.3           9901.9         1961.3        0         -90       505
FFR97-472               7597.4           10412.4        1832.2        0         -90       575
FFR97-473               8500.1           9751           1719.9        0         -90       660
FFC97-474               9498.7           9900.4         1720          0         -90       618
FFC97-475               9300             9900           1720          0         -90       561
FFR97-476               9497.4           9500.5         1900.1        0         -90       580
FFD97-477               9802             10497.3        1719.9        0         -90       1437.5
FFR97-478               7887.2           9856.4         1754.8        0         -90       845
FFC97-479               9600.1           10750.2        1720.1        0         -90       1155
FFR97-480               7887.6           9598.6         1764.7        0         -90       900
FFR97-481               7896.9           9452.7         1762.4        0         -90       1000
FFC97-482               8056.1           9380.3         1751.1        13        -57       866
FFD97-483               8500.1           9403.7         1870.5        0         -90       680.5
FFC97-484               8795.6           9766.6         1689.7        178       -54       643.5
FFR97-485               10998.7          9499.9         1749.5        0         -90       620
FFD97-486               7599             10209.8        1822.8        0         -90       905
FFC97-487               9002             9752.2         1691.2        0         -90       635
FFR97-488               10498.4          10851.9        1658.9        0         -90       600
FFD97-489               9898.6           10250          1689.3        0         -90       1055
FFC97-490               8092.5           9083.8         1837.9        356       -60       1134
FFR97-491               7555.6           9545.4         1857.2        0         -90       785
FFR97-492               7599.5           9303.6         1853.8        0         -90       700
FFC97-493               9801.1           10700.3        1690          0         -90       1195
FFD97-494               9799.8           10899.7        1690.9        0         -90       890
FFR97-495               7429.6           9480.9         1909.8        0         -90       860
FFR97-496               7399.9           9304.5         1930.4        0         -90       900
FFC97-497               9586.2           10942.3        1655.9        0         -90       1000
FFC97-498               8294.4           9074.2         1869.7        0         -64.5     1099

Technical Report on the Fort Knox                                            121
and True North Deposits

Kinross Gold Corporation                                             April, 2003


FFR97-499               10699.1          9900.5         1676.3        0         -90       555
FFD97-500               8800             9750.2         1661.6        0         -90       670
FFD97-501               8500.2           10050.5        1660.4        0         -90       719.5
FFD97-502               7898.3           9399.5         1763.7        0         -90       1000
FFD97-503               8300.2           9338.9         1844.2        352       -65.5     1020
FFD97-504               7250.4           9500.3         1959.5        0         -90       870
FFD97-505               7251.3           9965.1         1935.8        0         -90       624
FFR97-506               9900.5           9524.9         1870.1        0         -90       500
FFD97-507               9900.4           9529.5         1870.3        2         -68       1001
FFC97-508               8500.1           10078.3        1660.5        0         -68       883
FFD97-509               10100.1          10186.7        1661.2        0         -90       1000
FFD97-510               10000.8          10900.8        1664.9        0         -90       810
FFR97-511               7242.1           9707.1         1946.5        0         -90       600
FFR97-512               10501            9952           1722.8        0         -90       750
FFC97-513               8155.6           10102.3        1666          0         -90       725
FFC97-514               8900             10300          1630          0         -90       818
FFC97-515               8696.9           10302.6        1628.8        0         -90       769
FFR98-516               6999.7           9748.4         1960.1        0         -90       600
FFD98-517               7198.5           9600.9         1959.7        0         -90       785
FFD98-518               7705.6           10499.5        1807.3        0         -90       775
FFD98-519               7992.6           9863.1         1718.3        0         -90       930
FFD98-520               7993.6           9356.3         1757.9        0         -90       1000
FFR98-521               7199.4           10100.4        1951.8        0         -90       645
FFD98-522               7698.9           9900.3         1792.5        0         -90       870
FFD98-523               9300.3           9598.2         1749.5        0         -70       600
FFD98-524               8599.6           9424.5         1841.1        353       -77.5     1025
FFR98-525               7699.8           10299.8        1809.5        0         -90       745
FFD98-526               7690.9           10104.1        1800.9        0         -90       870
FFR98-527               7514.4           10092.2        1855.4        0         -90       780
FFR98-528               7500.8           9701.6         1866.1        0         -90       800
FFD98-529               10099.8          10000.7        1720.3        0         -90       1000
FFD98-530               7699.4           9500.6         1828.1        0         -90       1020
FFR98-531               7500             10700.6        1872.1        0         -90       595
FFD98-532               7699.4           9694.2         1810.1        0         -90       1057
FFD98-533               9100.4           9316.4         1809.5        0         -47       800
FFD98-534               9000.1           9358.6         1810.2        0         -70       820
FFD98-535               7706             9090.5         1870          0         -90       735
FFR98-536               6801.6           9799           1968.6        0         -90       700
FFR98-537               7915.4           10489.6        1740.3        0         -90       545
FFR98-538               11400            11000          1675          0         -90       185
FFC98-539               9899.4           10500.6        1506.7        0         -90       839
FFD98-540               9698.7           10351.3        1527.3        0         -90       853.5
FFC98-542               9000             10400          1480          0         -90       610
FFR98-543               9000.6           10250.1        1480          0         -90       500
FFC98-544               11200            9950           1720          359       -70       750
FFR98-545               11800.2          10997.2        1737.9        0         -90       720

Technical Report on the Fort Knox                                            122
and True North Deposits

Kinross Gold Corporation                                             April, 2003


FFC98-546               7812.8           9306           1783.5       0          -90        1005
FFC98-548               9700             9500           1690         0          -90        385
FFC98-550               9500             9700           1690         0          -90        416
FFC98-551               11000            9765           1690         0          -90        595
FFC98-552               8605.4           9809.1         1633.8       0          -90        600
FFC98-554               9700             9700           1690         0          -90        510
FFC98-555               10693            9720.4         1664.4       0          -90        615
FFC99-557               7802             10206.9        1764.5       0          -90        250
FFC99-558               9701.7           11039.7        1421.2       0          -90        390
FFC99-559               9133.2           10633.9        1420.9       0          -90        350
FFC99-560               8495.1           9594.3         1749.9       0          -90        873
FFR99-561               10656.7          10665.8        1540.6       0          -90        550
FFD99-562               11099.7          9800.7         1690.1       0          -90        515
FFC99-563               8900.9           9449.6         1750.4       0          -70        715
FFR99-564               11083.3          10320.5        1629.7       0          -90        503
FFC99-565               7099.8           9503.4         1965.7       0          -90        515
FFC99-566               10650.6          10953.2        1549.4       0          -90        495
FFC99-567               8195.3           10201.7        1660.1       0          -60        501
FFD99-568               11098.9          9749           1690.1       0          -90        600
FFC99-569               8866             10397.4        1450.5       0          -90        340
FFC99-570               7998.5           10256          1713.5       0          -90        600
FFR99-571               11100.8          10099.8        1663.6       0          -90        250
FFR99-572               11117.5          10515.4        1660.1       0          -90        450
FFR99-573               11100            9550           1750         0          -73        375
FFR02-574               12612.8          9800.6         1915.9       0          -90        565
FFC02-575               10182.4          10697.9        1269.1       0          -90        600
FFC02-576               10151.6          10496.1        1240.6       0          -90        600
FFR02-577               9610.4           10483.6        1270.6       0          -90        625
FFR02-578               8795.4           9630           1459.6       0          -90        520
FFR02-579               9595.9           9369           1718.4       0          -90        525
FFR02-580               9897.9           10081.1        1423.2       0          -90        700
FFR02-581               10112.5          10904.6        1263.7       0          -90        485
FFD02-582               11197.6          9698.7         1689.9       251.6      -83.3      720
FFR02-583               9808.9           10077.7        1421.6       0          -90        645
FFR02-584               9917.8           10981.7        1281.3       0          -90        350
FFC02-585               9896.4           10750.4        1274.9       0          -90        555
FFR02-586               10397            10999.8        1419.2       0          -90        520
FFC02-587               10299.9          10899          1359.8       0          -90        525
FFR02-588               10165.2          10132          1418.9       0          -90        500
FFR02-589               10520.2          10406.7        1420.2       0          -90        665
FFC02-590               8800.9           10171.5        1268.7       0          -90        580
FFR02-591               10465.5          10693.1        1419.5       0          -90        600
FFC02-592               9200.5           10702.4        1239.6       0          -90        550
FFR02-593               10815.3          10025.9        1509.2       0          -90        750
FFC02-594               10353.7          10657.3        1362.1       0          -90        600
FFR02-595               9600             11129.2        1240.5       0          -90        400

Technical Report on the Fort Knox                                            123
and True North Deposits

Kinross Gold Corporation                                             April, 2003


FFR02-596               9960.3           10228.8        1359.2       0          -90        750
FFR02-597               10098            9827.1         1510.4       0          -90        680
FFR02-598               10697.7          9550.9         1690.6       0          -90        725
FFC02-599               10195.1          9902.6         1479.9       0          -90        500
FFC02-600               10816.1          9572.2         1690.5       3.8        -80        724
FFD02-601               10799.8          9463.5         1687.8       257        -83.7      660
FFR02-602               9997.1           9869.6         1480.4       0          -90        700
FFR02-603               9768             11093.7        1233.6       0          -90        455
FFR02-604               9502.4           10600.5        1240.1       0          -90        560
FFR02-605               10000.3          9450.5         1718.3       0          -69        400
FFR02-606               9595             9368           1718         237        -75        500
FFR02-607               10662            10019.4        1450.8       0          -90        450
FFR02-608               10600.4          10800.2        1448.7       0          -90        450
FFR02-609               9496.9           10003.9        1394.6       0          -90        400
FFC02-610               8831.1           10601.8        1236.7       0          -90        285
FFC02-611               11274            9794           1690.3       0          -90        700
FFC02-612               8666.3           9590.4         1472.1       0          -90        651
FFC02-614               10498.2          9577.1         1688.4       359        -81        701
FFC02-615               9995.3           10564.9        1240.1       0          -90        600
FFC02-616               8753.6           8963.6         1898.8       24.1       -56        972
FFC02-617               8739.2           8953           1901.4       14.3       -63.7      1184
FFC02-618               9630.7           9381.2         1718.3       277.5      -61.7      678
FFC02-619               9099.6           8748.3         2049.6       0          -44        1301
FFC02-620               9305             8783.9         2050         0          -41        1296
FFC02-621               8424.2           8946.8         1870         358        -62        1004
FFC02-622               8598.9           8996.7         1870.6       357        -61.5      1099
FFC02-623               8496.6           8958.9         1869.9       0          -62        1083
FFC02-624               9498.5           10752.5        1239.6       0          -90        603
FFC02-625               9298.6           10746.5        1239.8       0          -90        504
FFC02-626               10081.4          10712.7        1277         0          -90        600
FFC02-627               10700            10270          1448.7       0          -90        651
FFC02-628               9396.2           10592.5        1241.3       0          -90        520
FFC02-629               9500             10500          1240         0          -90        600
FFC02-630               10925.6          10090.3        1449.7       0          -90        701
FFR02-631               10899.9          10318          1452.1       0          -90        415
FFR02-632               9700.1           10653.9        1239.2       0          -60        500
FFR02-633               8797.7           9790.5         1418.2       0          -70        500
FFR02-634               10501.9          10160.6        1450.1       0          -90        700
FFR02-635               9698.3           10049.4        1406.8       0          -90        500
FFR02-636               9407.4           9881.8         1389.7       0          -90        500
FFR02-637               8397.4           9858.5         1390.3       0          -90        550
FFC02-638               10950.2          10753.2        1447.6       0          -90        500
FFC02-640               11096.5          9596.5         1630.1       0          -90        494
FFC02-641               10791.9          10270.3        1448.7       0          -90        600
FFC02-642               10300            10030          1450         0          -90        599
FFC02-643               11360            9945           1630         313.8      -82        849

Technical Report on the Fort Knox                                            124
and True North Deposits

Kinross Gold Corporation                                             April, 2003


FFC02-644               11365             9950       1630           344      -64        704















Technical Report on the Fort Knox                                            125
and True North Deposits

Kinross Gold Corporation                                             April, 2003


APPENDIX B - TRUE NORTH DRILL HOLE LISTING

DHID                   EAST          NORTH       ELEV (FT)    AZIM     DIP     TD (FT)
92-TN1                 59022.0       42701.5     1537.1       305      -45     240
92-TN10                58271.4       42265.2     1410.9       135      -45     445
92-TN11                58280.1       41891.1     1447.8       270      -45     327
92-TN12                58751.8       42343.3     1516.5       125      -45     365
92-TN13                59422.0       42787.2     1543.0       155      -45     345
92-TN14                60511.3       42787.3     1371.3       195      -45     282
92-TN15                60211.7       42790.3     1439.0       195      -45     300
92-TN16                59060.3       41893.9     1582.4       135      -45     365
92-TN17                59026.8       41917.8     1581.6       315      -45     325
92-TN18                59122.9       41598.1     1611.4       135      -45     325
92-TN19                58901.9       40940.6     1661.3       180      -45     345
92-TN2                 58719.3       42564.3     1501.4       125      -45     260
92-TN20                59481.2       39962.2     1709.8       180      -45     245
92-TN3                 58453.1       42483.3     1438.7       125      -45     250
92-TN4                 58537.0       42318.3     1470.6       125      -45     250
92-TN5                 56295.4       39545.4     1223.8       315      -45     313
92-TN6                 56454.2       39963.7     1307.0       225      -45     365
92-TN7                 56659.6       39961.7     1321.0       135      -45     345
92-TN8                 59530.9       42588.5     1543.1       155      -45     340
92-TN9                 57960.8       42298.5     1338.9       315      -45     300
93-TN21                58068.1       42143.8     1367.8       135      -45     250
93-TN22                59113.5       42538.7     1554.3       135      -45     230
93-TN23                58957.2       42101.4     1565.5       315      -50     350
93-TN24                58655.2       42434.1     1497.3       135      -50     400
93-TN25                58846.7       42202.6     1546.4       315      -45     220
93-TN26                58879.4       42481.0     1525.7       135      -45     220
93-TN30                56383.1       40028.9     1314.2       225      -45     150
93-TN31                56520.4       40033.8     1320.7       225      -45     200
93-TN32                58685.7       42252.9     1511.2       135      -45     170
93-TN33                58432.8       42111.2     1468.3       315      -45     270
93-TN34                58794.0       42269.4     1532.3       315      -45     310
93-TN35                59641.1       42488.1     1533.6       315      -45     210
93-TN36                58786.6       42501.9     1503.7       135      -45     150
93-TN37                59049.6       42604.3     1546.7       135      -45     150
93-TN38                59467.4       42649.5     1548.1       135      -45     170
94-TN100               56693.0       39783.6     1295.5       135      -70     240
94-TN101               56612.7       39720.9     1279.6       315      -45     260
94-TN102               59230.7       42452.8     1561.1       315      -70     300
94-TN103               59228.5       42575.6     1557.3       315      -70     300
94-TN104               58459.1       42496.1     1438.4       315      -70     200
94-TN105               58829.9       42106.9     1550.3       315      -70     290

Technical Report on the Fort Knox                                            126
and True North Deposits

Kinross Gold Corporation                                             April, 2003


94-TN106               59126.1      42084.7      1575.3       315     -70      250
94-TN107               58778.7      42031.8      1548.7       315     -70      300
94-TN108               59227.0      42723.4      1550.5       315     -70      250
94-TN109               59080.6      42863.2      1537.2       315     -70      200
94-TN110               59220.8      42863.5      1545.0       315     -70      200
94-TN111               58880.5      42784.4      1516.0       315     -70      250
94-TN112               58936.3      42854.8      1519.2       315     -70      250
94-TN113               58435.3      42361.5      1446.6       315     -70      200
94-TN114               58538.6      42404.0      1473.4       315     -70      200
94-TN115               58752.0      42777.0      1493.7       315     -70      200
94-TN116               58679.8      42708.8      1483.3       315     -70      200
94-TN117               56692.0      39646.6      1269.6       135     -70      250
94-TN118C              58987.1      42542.5      1542.1       315     -70      292
94-TN119C              58720.5      42522.9      1501.8       0       -90      202
94-TN120C              58394.0      42142.2      1453.2       0       -90      179
94-TN121C              58707.9      42231.5      1518.7       315     -70      314
94-TN122               59304.0      42513.2      1559.1       315     -70      350
94-TN123               59298.9      42656.0      1553.1       315     -70      250
94-TN124               59291.0      42796.0      1549.9       315     -70      250
94-TN125               59289.2      42937.3      1544.5       315     -70      250
94-TN126               59150.9      42934.2      1538.4       315     -70      200
94-TN127               59010.0      42935.3      1524.8       315     -70      200
94-TN128               56306.3      40099.5      1324.7       225     -70      300
94-TN129               59303.2      42389.9      1562.0       315     -70      300
94-TN130               59191.8      42158.8      1571.0       315     -70      250
94-TN131               59057.1      42014.4      1576.7       315     -70      250
94-TN132               59194.7      42016.9      1577.4       315     -70      300
94-TN133               58946.6      42266.5      1555.5       315     -70      250
94-TN134               58460.7      42617.3      1436.1       315     -70      150
94-TN135               58518.9      42693.9      1451.1       315     -70      180
94-TN136               58607.9      42781.9      1463.8       315     -70      150
94-TN137               58674.0      42843.1      1473.4       315     -70      250
94-TN138               58811.2      42856.3      1499.1       315     -70      280
94-TN139               58859.7      42948.9      1504.4       315     -70      150
94-TN140               58343.6      42195.7      1437.7       315     -70      200
94-TN141               59079.5      43003.7      1530.0       315     -70      150
94-TN142               59217.0      43008.8      1539.2       315     -70      200
94-TN143               59360.2      42870.8      1547.6       315     -70      250
94-TN144               59361.6      42727.3      1551.0       315     -70      200
94-TN145               58936.9      43008.3      1512.1       315     -70      200
94-TN146C              59118.0      42676.0      1547.4       315     -70      235
94-TN147               59369.8      42586.9      1554.7       315     -70      200
94-TN148               59357.5      42445.1      1558.1       315     -70      330
94-TN149               59370.3      42323.0      1560.4       315     -70      300
94-TN150               59221.8      42305.3      1565.4       315     -70      320
94-TN151               59265.6      42090.2      1572.4       315     -70      220

Technical Report on the Fort Knox                                            127
and True North Deposits

Kinross Gold Corporation                                             April, 2003



94-TN152               59118.6      41950.1      1582.1       315     -70      200
94-TN153               59264.1      41950.1      1578.1       315     -70      200
94-TN154C              59194.4      42609.2      1554.7       315     -70      500
94-TN155C              58981.8      42811.8      1532.9       315     -70      200
94-TN156               59448.3      42373.9      1549.0       315     -70      270
94-TN157               59594.7      42242.1      1539.3       315     -70      250
94-TN158               58357.6      42285.4      1434.4       315     -70      150
94-TN159               58358.6      42442.4      1421.9       315     -70      150
94-TN160               58255.6      42279.7      1409.2       315     -70      285
94-TN161               59416.5      41805.2      1577.8       315     -70      400
94-TN162               59428.0      42088.3      1559.7       315     -70      370
94-TN168               59636.4      42889.7      1533.4       315     -70      300
94-TN169               59214.7      41752.9      1595.3       315     -70      200
94-TN170               59441.9      42519.7      1551.7       315     -70      300
94-TN172               59583.7      42378.5      1539.6       315     -70      230
94-TN173               59288.3      42223.0      1566.0       315     -70      200
94-TN174               56241.8      40032.8      1315.9       225     -70      250
94-TN175               56377.7      40178.7      1343.2       225     -70      250
94-TN176               58323.9      42084.5      1443.4       315     -70      250
94-TN177               58249.6      42148.3      1428.1       315     -70      250
94-TN178               58167.0      42226.1      1392.7       315     -70      200
94-TN179               58181.4      42350.9      1388.7       315     -70      150
94-TN180               58291.1      42377.1      1411.0       315     -70      150
94-TN181               56381.6      39879.2      1288.5       225     -70      100
94-TN182               56318.7      39815.0      1276.0       225     -70      250
94-TN183               59431.9      42800.0      1546.8       315     -70      240
94-TN184C              59166.9      42917.0      1539.8       0       -90      120
94-TN186               59062.3      41852.6      1587.5       315     -70      180
94-TN187               59188.7      41881.9      1584.5       315     -70      150
94-TN188               59335.9      41884.5      1578.4       315     -70      150
94-TN189               59340.9      42019.7      1569.7       315     -70      150
94-TN190.1             59366.4      42147.3      1563.1       315     -70      70
94-TN190.2             59363.4      42151.4      1562.9       315     -70      200
94-TN191               59427.8      42949.0      1544.6       315     -70      200
94-TN192               58440.0      42771.5      1423.1       315     -70      200
94-TN193               59446.0      42250.9      1556.5       315     -70      300
94-TN194               59429.5      42655.6      1549.7       315     -70      220
94-TN195               58732.7      42927.2      1479.7       315     -70      290
94-TN196               58602.3      42913.0      1458.8       315     -70      250
94-TN197               58531.9      42854.9      1443.5       315     -70      250
94-TN198               58094.3      42277.3      1371.9       315     -70      150
94-TN199               58091.8      42138.8      1377.6       315     -70      250
94-TN200               57993.8      43070.0      1350.0       315     -70      400
94-TN201               58165.5      42064.0      1402.9       315     -70      300
94-TN202               58014.7      42215.0      1352.5       315     -70      220
94-TN203               58258.2      41982.3      1434.0       315     -60      290

Technical Report on the Fort Knox                                            128
and True North Deposits

Kinross Gold Corporation                                             April, 2003


94-TN204               58333.1      41942.2      1456.0       315     -70      350
94-TN205               58175.7      41920.4      1413.7       315     -70      300
94-TN206               56235.2      40159.2      1335.6       225     -70      250
94-TN207               56143.8      40238.3      1348.2       225     -70      215
94-TN208               56075.2      40162.5      1338.9       225     -70      250
94-TN209               56183.8      40086.9      1324.5       225     -70      230
94-TN210               56310.9      39952.0      1299.7       225     -70      240
94-TN211               56454.6      40105.3      1324.3       225     -70      250
94-TN212               56305.5      40238.7      1347.4       225     -70      270
94-TN213               56214.4      40317.0      1358.2       225     -70      250
94-TN214               58101.3      42007.6      1388.3       315     -70      250
94-TN215               59291.2      43085.2      1538.7       315     -70      150
94-TN216               59143.9      43089.6      1531.2       315     -70      150
94-TN217               57937.3      42141.4      1337.3       315     -70      200
94-TN218               58381.7      42691.3      1415.4       315     -70      250
94-TN219               56133.2      40382.2      1368.0       225     -70      200
94-TN220               56276.2      40388.9      1366.1       225     -70      300
94-TN221               56375.3      40314.6      1355.7       225     -70      300
94-TN222               56448.1      40258.7      1350.0       225     -70      250
94-TN223               58784.0      43006.1      1486.4       315     -70      200
94-TN224               58389.0      42142.2      1453.2       0       -90      180
94-TN225               56460.5      39816.9      1283.8       225     -70      100
94-TN226               56388.6      39739.6      1266.3       225     -70      230
94-TN229               58998.8      41763.8      1594.3       315     -70      300
94-TN230               58380.8      42573.8      1418.4       315     -70      250
94-TN232               59002.3      43078.9      1519.9       315     -70      100
94-TN233               59413.7      41949.3      1567.8       315     -70      160
94-TN234               59506.8      42019.5      1552.7       315     -70      150
94-TN235               59519.7      42184.2      1548.3       315     -70      190
94-TN236               56709.1      39698.1      1279.5       315     -70      210
94-TN237               56639.3      39627.9      1262.1       315     -45      300
94-TN240               58302.1      42642.8      1400.8       315     -70      200
94-TN241               58300.7      42766.8      1399.3       315     -70      200
94-TN242               58359.2      42844.3      1410.2       315     -70      200
94-TN243               58451.6      42930.1      1424.7       315     -70      250
94-TN244               58523.3      42989.7      1440.1       315     -70      200
94-TN245               58656.2      43003.6      1466.1       315     -70      200
94-TN246               59064.1      43162.0      1518.2       315     -70      100
94-TN247               59213.5      43166.6      1530.6       315     -70      100
94-TN248               56203.5      40456.7      1374.6       225     -70      300
94-TN249               56059.2      40447.2      1376.9       225     -70      150
94-TN250               59374.0      43012.1      1543.9       315     -70      150
94-TN252               58118.6      41833.9      1400.8       315     -70      250
94-TN254               59530.6      42888.1      1540.6       315     -70      200
94-TN257.1             58406.9      39425.9      1563.8       290     -70      90
94-TN257.2             58381.1      39590.9      1571.5       315     -45      320

Technical Report on the Fort Knox                                            129
and True North Deposits

Kinross Gold Corporation                                             April, 2003


94-TN258              58844.7       40610.2      1680.7       315     -45      300
94-TN259              56490.9       39700.4      1267.5       225     -70      250
94-TN260              56406.5       39637.2      1249.5       225     -70      250
94-TN261              56551.8       39644.3      1259.0       225     -70      180
94-TN262              56482.0       39575.4      1243.1       225     -70      125
94-TN263              55984.7       40372.7      1371.3       225     -70      200
94-TN264              55975.5       40525.1      1386.0       225     -70      200
94-TN265              56132.4       40511.8      1381.4       225     -70      200
94-TN268              55899.0       40449.4      1380.4       225     -70      100
94-TN269              55886.3       40607.9      1393.6       225     -70      200
94-TN27               56624.3       39716.1      1280.0       135     -70      285
94-TN270              56049.2       40600.6      1390.1       225     -70      250
94-TN271              55958.9       40682.1      1397.9       225     -70      200
94-TN272              56106.1       40007.1      1313.2       225     -70      100
94-TN273              56060.4       40306.8      1360.2       225     -70      100
94-TN274              55880.6       40748.2      1402.7       225     -70      150
94-TN275              56027.5       40755.6      1397.8       225     -70      150
94-TN276              56118.1       40674.5      1392.2       225     -70      200
94-TN277              55951.2       40823.7      1401.4       225     -70      200
94-TN279              60694.0       38523.8      1705.4       315     -45      280
94-TN28               56554.4       39785.8      1284.2       135     -45      350
94-TN282              59617.3       39606.6      1725.8       45      -45      250
94-TN29               56517.9       39898.1      1298.8       225     -45      200
94-TN39               58828.3       42395.2      1524.0       135     -45      290
94-TN40               58761.3       42481.6      1502.1       315     -70      300
94-TN41               56637.3       39843.6      1299.5       135     -70      290
94-TN42               58878.0       42509.2      1521.2       315     -70      270
94-TN43               58826.9       42570.0      1504.6       315     -70      250
94-TN44               58692.6       42551.5      1500.1       315     -70      250
94-TN45               58819.0       42409.4      1523.7       315     -70      330
94-TN46               58639.1       42443.9      1496.3       315     -70      250
94-TN47               58597.7       42347.1      1485.5       315     -70      230
94-TN48               58555.5       42542.3      1462.6       315     -70      200
94-TN49               58619.9       42187.4      1500.5       315     -70      300
94-TN50               58590.3       42630.7      1463.0       315     -70      200
94-TN51               58959.5       42569.3      1537.1       315     -70      300
94-TN53               58739.2       42450.2      1503.0       135     -45      270
94-TN54               59012.1       42375.3      1555.8       315     -70      210
94-TN55               58982.5       42078.7      1570.4       315     -70      150
94-TN56               59054.0       42157.7      1568.9       315     -70      220
94-TN57               58436.6       42106.7      1468.2       315     -80      270
94-TN58               58502.5       42184.3      1477.2       0       -90      220
94-TN59               58387.9       42025.0      1464.7       315     -80      300
94-TN60               58673.3       42263.9      1508.9       315     -70      300
94-TN61               58697.3       42118.3      1528.6       315     -70      250
94-TN62               59084.6       42448.6      1558.0       315     -70      390

Technical Report on the Fort Knox                                            130
and True North Deposits

Kinross Gold Corporation                                             April, 2003


94-TN63                59120.1      42231.7      1567.7       315     -70      280
94-TN64                58891.8      42176.8      1552.9       315     -60      320
94-TN65                58907.7      41992.2      1569.5       315     -70      200
94-TN66                59021.0      42641.9      1539.9       315     -70      270
94-TN67                58570.6      42105.2      1502.1       315     -70      150
94-TN68                58737.0      42202.1      1527.7       315     -70      270
94-TN69                59025.6      42509.2      1549.8       315     -70      320
94-TN70                59173.3      42532.1      1556.5       270     -70      340
94-TN71                58880.9      42336.5      1541.8       315     -70      380
94-TN72                58894.7      42634.0      1526.5       315     -70      270
94-TN73                59094.8      42302.4      1563.7       315     -70      320
94-TN74                59085.7      42716.3      1543.2       315     -70      300
94-TN75                59094.6      42580.3      1551.6       315     -70      300
94-TN76                58949.7      42712.4      1529.4       315     -70      250
94-TN77                58841.0      41917.2      1569.7       315     -70      420
94-TN78                58977.4      42406.8      1550.7       315     -80      370
94-TN79                59181.5      41537.5      1621.0       135     -45      200
94-TN80                58749.7      42638.6      1498.6       315     -70      250
94-TN81                59572.3      42690.6      1538.6       135     -45      200
94-TN82                59431.5      42548.8      1552.5       135     -45      200
94-TN83                58648.8      42032.7      1526.7       315     -70      300
94-TN84                58558.9      42010.1      1510.4       315     -60      420
94-TN85                58444.4      42230.8      1458.9       315     -70      200
94-TN86                58508.7      42313.0      1468.6       315     -70      250
94-TN87                59246.9      41615.0      1608.9       135     -45      180
94-TN88                56344.3      39738.2      1263.5       135     -60      280
94-TN89                59107.3      41471.9      1624.0       135     -45      150
94-TN90                59365.5      42476.9      1557.8       135     -45      200
94-TN91                59364.2      42620.9      1554.2       135     -45      250
94-TN92                59502.8      42756.0      1544.4       135     -45      270
94-TN93                59157.7      42645.4      1551.8       315     -70      300
94-TN94                59154.1      42790.9      1544.6       315     -70      250
94-TN95                59010.1      42783.5      1532.9       315     -70      300
94-TN96                58823.0      42702.3      1514.1       315     -70      300
94-TN97                59153.2      42373.2      1563.5       315     -70      350
94-TN99                56683.0      39656.1      1271.1       315     -45      280
95-TN283C              56620.7      39134.4      1161.7       315     -45      750
95-TN284               58859.5      41613.3      1601.4       315     -70      365
95-TN285               58696.0      41779.5      1558.8       315     -70      510
95-TN286C              56469.1      40687.1      1385.9       315     -70      650
95-TN287               58276.2      41683.1      1455.9       315     -70      650
95-TN288               57982.2      41956.9      1352.5       315     -70      270
95-TN289               57812.6      42121.0      1307.0       315     -70      270
95-TN290               56791.4      40913.2      1377.7       315     -70      520
95-TN291.1             56071.0      39313.8      1184.6       135     -45      240
95-TN291.2             56071.0      39315.9      1184.6       136     -70      320

Technical Report on the Fort Knox                                            131
and True North Deposits

Kinross Gold Corporation                                             April, 2003


95-TN292C               59995.9     42812.6      1483.4       136     -70     602
95-TN293                56768.2     39308.7      1205.4       180     -70     270
95-TN294C               58957.0     42427.2      1547.2       135     -80     604.5
95-TN295C               58801.9     42565.1      1505.4       135     -80     920
95-TN296C               58298.4     40551.7      1619.2       315     -70     888.5
95-TN297C               57980.2     42299.4      1340.4       315     -70     800
95-TN298C               58511.5     40923.3      1623.9       315     -70     919
95-TN299                59733.0     43071.7      1522.8       315     -70     760
95-TN300                60329.3     42468.6      1375.8       315     -45     420
95-TN301                60153.3     42626.7      1440.7       45      -45     350
95-TN302                59456.0     43356.7      1525.4       315     -70     710
95-TN303C               57703.6     40600.8      1509.1       320     -70     751
95-TN304                60639.2     43834.1      1353.8       135     -70     400
95-TN305                60630.1     42460.6      1295.7       315     -45     400
95-TN306                56256.5     40907.0      1383.0       315     -70     390
95-TN307C               58701.8     41248.6      1614.7       131     -70     826
95-TN308                55939.8     40968.1      1396.2       315     -70     320
95-TN309                56500.0     41200.0      1340.0       315     -70     350
95-TN310                58404.3     41549.3      1500.9       315     -70     400
95-TN311                56112.4     39890.2      1288.4       0       -90     600
95-TN312                56830.0     39230.8      1186.0       0       -90     140
95-TN313                56620.7     39134.4      1161.7       0       -90     90
95-TN314                56704.5     39201.0      1181.7       0       -90     100
95-TN315                56239.6     39190.3      1152.7       0       -90     200
95-TN316                56194.6     39341.1      1185.8       90      -45     200
95-TN317                56286.1     39342.2      1184.5       90      -45     220
95-TN318                56393.1     39341.1      1188.9       90      -45     250
95-TN319                56750.4     40411.9      1389.5       135     -70     590
95-TN320                57078.2     40622.9      1432.3       315     -70     600
95-TN321                55318.5     40513.7      1399.2       315     -70     600
95-TN322                59840.6     43453.7      1493.5       315     -70     600
95-TN323                58556.5     41399.8      1560.6       315     -70     545
95-TN325                55642.0     39053.0      1147.2       280     -70     535
95-TN326C               57193.6     41053.2      1382.6       135     -70     655
95-TN327C               57614.9     41256.3      1392.2       313     -78     800
95-TN328AC              56135.0     41553.6      1278.6       135     -40     216
95-TN328BC              56135.0     41553.6      1278.6       135     -40     500
95-TN329C               57996.8     41396.1      1407.2       315     -70     801
95-TN330C               56501.0     43153.0      1095.9       315     -45     127
95-TN331C               57770.0     42640.0      1300.0       180     -45     475
95-TN332C               57048.0     43351.7      1178.7       315     -55     205
95-TN333C               56981.7     42379.9      1131.0       315     -45     736
95-TN334C               57017.7     43012.3      1188.6       0       -90     207
95-TN335C               57193.6     41053.2      1382.6       315     -45     650
95-TN336C               56895.3     41875.8      1178.5       270     -45     696
95-TN337C               56180.8     39053.4      1124.8       0       -90     399.5

Technical Report on the Fort Knox                                            132
and True North Deposits

Kinross Gold Corporation                                             April, 2003


96-TN338C              56914.2      43064.2      1173.4       315     -60     117
96-TN339C              57223.0      43438.5      1215.5       315     -60     245
96-TN340C              56383.0      43330.2      1071.8       315     -60     97
96-TN341C              57064.4      42927.8      1190.7       315     -70     300
96-TN342C              56287.4      43147.7      1061.0       315     -80     190
96-TN343C              57450.8      43642.8      1220.9       315     -50     235
96-TN344C              57370.9      43294.9      1239.8       315     -60     427
96-TN345C              57444.0      41943.0      1236.9       315     -70     309.5
96-TN346C              56464.7      41765.6      1176.3       315     -70     273
96-TN347C              57294.0      42080.1      1196.7       315     -70     220
96-TN348C              56603.7      41621.2      1192.8       315     -70     80
96-TN349C              57203.0      41634.9      1257.0       315     -70     191
96-TN350C              57059.1      41773.6      1217.1       315     -70     152
96-TN351C              56756.1      41476.3      1229.3       315     -70     248
96-TN352C              57769.3      42629.4      1296.8       315     -45     451
96-TN353C              57632.2      42038.5      1275.4       315     -70     320
96-TN354C              57516.0      43160.5      1260.7       315     -70     400
96-TN355C              57584.2      41815.1      1265.6       315     -70     327
96-TN356C              56899.7      41331.7      1279.8       315     -70     292
96-TN357C              58121.8      43930.2      1318.6       315     -70     450
96-TN358C              57354.0      41497.6      1295.0       315     -70     500
96-TN359C              57744.4      41678.5      1309.4       315     -70     395.5
96-TN360C              60470.8      42363.8      1321.6       315     -70     273
96-TN361C              56361.1      41333.2      1311.8       315     -70     311
96-TN362C              60199.7      42336.3      1407.0       315     -70     205
96-TN363C              57893.7      41543.6      1365.4       315     -70     420
96-TN364C              56105.7      41047.2      1379.3       315     -70     362
96-TN365C              57483.1      41375.2      1340.7       315     -70     627
96-TN366C              56649.8      41052.2      1345.0       315     -70     300
96-TN367C              57421.7      42230.4      1230.8       315     -70     202
96-TN368C              57045.7      41191.6      1330.8       315     -70     250
96-TN369C              57082.2      43567.6      1184.5       315     -70     143
96-TN370C              57556.7      42376.1      1248.0       315     -70     135
96-TN371C              57151.0      42215.8      1160.7       315     -70     197
96-TN372C              60756.3      42620.0      1286.9       0       -90     300
96-TN373C              60788.2      42319.4      1223.9       0       -90     403
96-TN374C              60884.1      42782.4      1274.1       0       -90     400
96-TN375C              60062.2      42466.3      1447.2       315     -70     273
96-TN376C              60334.3      42206.4      1353.1       0       -90     318
96-TN377C              59167.8      42917.2      1540.3       0       -90     168.2
96-TN378C              58811.7      42854.4      1499.1       315     -70     162
96-TN380C              58502.6      42182.5      1478.0       0       -90     241
96-TN381C              59191.8      42013.8      1577.3       315     -70     112
96-TN382C              56046.6      40601.8      1389.8       225     -70     101
96-TN383C              55958.7      40681.3      1397.2       225     -70     102.1
96-TN384C              55963.0      40677.4      1397.1       225     -70     101.4

Technical Report on the Fort Knox                                            133
and True North Deposits

Kinross Gold Corporation                                             April, 2003


96-TN385C              56179.2      40087.5      1324.3       225     -70     150.2
96-TN386C              56179.8      39047.6      1124.8       0       -90     75.8
96-TN387C              56630.2      39439.7      1224.4       315     -70     248
96-TN388C              56388.7      39060.0      1135.4       315     -70     252
96-TN389C              56284.4      38884.4      1090.1       315     -70     253.3
96-TN390C              56761.8      40099.5      1351.8       315     -70     401.5
96-TN391C              58118.3      39889.4      1514.3       135     -60     418
96-TN392C              58258.8      40822.4      1591.2       315     -70     450
96-TN393C              58402.0      41266.3      1514.8       315     -60     501
96-TN394C              58721.8      42518.4      1502.2       0       -90     203
96-TN395C              56595.1      40528.9      1385.6       315     -70     321
96-TN396C              57023.5      39827.2      1330.0       0       -90     389.5
96-TN397C              58286.3      41455.2      1458.8       321     -58     451
96-TN398C              58436.3      41782.2      1477.2       315     -70     440
96-TN399C              58544.4      41897.6      1496.4       315     -70     402
96-TN400               56901.4      39463.3      1245.0       315     -70     250
96-TN401               57042.1      39330.1      1212.0       315     -70     350
96-TN402               56537.9      39210.0      1173.0       315     -70     300
96-TN403               58440.2      40411.8      1637.2       315     -70     450
96-TN404               58431.4      40702.6      1635.0       315     -70     315
96-TN405               58163.5      40405.7      1589.3       315     -70     450
96-TN406               58744.9      40801.3      1664.0       0       -90     350
96-TN407               58455.4      41075.8      1585.8       315     -70     450
96-TN408               59045.4      41084.9      1654.8       0       -90     350
96-TN409               59372.4      41441.7      1615.0       315     -70     340
96-TN410               59120.2      40857.8      1668.7       0       -90     350
96-TN411               58967.2      40860.4      1668.9       0       -90     200
96-TN412               58988.8      41003.9      1659.4       0       -90     200
96-TN413               58767.2      40911.0      1656.9       0       -90     245
96-TN414               58751.5      41057.8      1645.1       315     -70     345
96-TN415               56325.6      40518.2      1375.6       315     -70     350
96-TN416               56474.1      40380.2      1367.2       315     -70     350
96-TN417               57199.3      40203.2      1415.9       0       -90     500
96-TN418               55607.3      40531.5      1396.6       0       -90     225
96-TN419               55164.4      40066.3      1369.7       0       -90     238
96-TN420               55297.2      40212.4      1396.6       0       -90     250
96-TN423               55759.6      41261.1      1383.8       0       -90     420
96-TN424               55906.5      41121.4      1387.1       0       -90     300
96-TN425C              58596.2      41631.8      1553.7       314     -70     452
96-TN426C              58709.8      41892.9      1551.6       318     -69     302
96-TN427C              56135.6      39181.4      1150.0       0       -90     252
96-TN428C              56000.8      39171.7      1155.0       0       -90     200
96-TN429C              56079.7      38959.4      1115.0       0       -90     201
96-TN430C              57211.5      39673.9      1314.0       0       -90     350
96-TN432C              58146.9      42657.4      1370.2       319     -70     262
96-TN440               56229.6      40757.5      1390.5       315     -70     350

Technical Report on the Fort Knox                                            134
and True North Deposits

Kinross Gold Corporation                                             April, 2003


96-TN441               56604.6      40264.1      1360.5       315     -70     300
96-TN442               56917.2      39962.0      1348.7       315     -70     300
96-TN443               55942.3      38953.3      1120.0       0       -90     300
96-TN444               56085.2      38809.0      1085.0       0       -90     200
96-TN445               56216.0      38818.0      1080.0       0       -90     200
96-TN446               55307.0      39932.9      1309.7       0       -90     250
96-TN447               55029.2      39916.5      1303.7       0       -90     150
96-TN453               56764.2      39585.8      1263.7       0       -90     350
96-TN454               56877.5      39696.4      1288.0       316     -70     350
96-TN455               57241.0      39912.1      1358.3       315     -70     350
96-TN456               57077.3      40101.1      1386.3       315     -70     300
96-TN457               58877.9      41219.7      1639.4       0       -90     200
96-TN458               59019.2      41369.0      1632.9       0       -90     215
96-TN459               59127.9      41667.4      1607.2       315     -70     205
96-TN460               58741.8      41491.4      1595.9       318     -70     300
96-TN461               58878.8      41756.5      1589.5       315     -70     450
96-TN462               59751.4      42755.1      1520.5       315     -70     200
96-TN463               59914.0      42599.4      1485.9       315     -70     200
96-TN464               59910.4      42603.4      1486.1       316     -70     150
96-TN465               60475.7      42598.4      1353.0       315     -70     250
96-TN466               60419.8      43757.0      1395.8       135     -50     250
96-TN467               60642.8      43557.9      1356.1       315     -50     200
96-TN468               60820.7      43673.0      1319.5       315     -60     150
96-TN469               59535.4      42589.3      1543.4       155     -45     100
96-TN470               59065.9      43307.7      1509.9       318     -70     200
96-TN471               58754.5      42344.5      1517.1       125     -45     320
96-TN472               57801.5      42272.0      1304.9       314     -70     280
96-TN473               58262.7      42278.0      1409.0       315     -70     100
96-TN474               58028.6      42497.8      1348.9       315     -70     350
96-TN475               58253.2      42547.7      1394.5       316     -70     310
96-TN476               56780.7      42920.5      1148.6       316     -60     250
96-TN477               57118.8      43274.1      1200.1       316     -60     250
96-TN478               56974.9      43262.4      1177.3       315     -60     75
96-TN479               56314.1      43395.7      1061.1       315     -60     200
96-TN480               56839.2      43134.2      1162.7       315     -60     150
96-TN481               56912.1      43065.2      1172.7       317     -60     250
96-TN482               56703.4      42983.3      1134.5       319     -60     150
96-TN483               58597.8      40671.8      1662.5       315     -70     400
96-TN484               58144.6      40694.2      1585.2       315     -70     400
96-TN485               59834.7      42383.7      1501.4       317     -50     200
96-TN486               60672.6      42684.8      1316.3       315     -50     200
96-TN487               60752.5      42615.6      1287.2       314     -50     200
96-TN504C              56765.2      40099.8      1353.6       134     -45     264
96-TN505C              56920.7      42771.1      1161.4       315     -59     365.5
96-TN506C              56756.3      42705.9      1128.9       315     -60     197
96-TN507C              57381.1      40839.5      1449.6       316     -69     503

Technical Report on the Fort Knox                                            135
and True North Deposits

Kinross Gold Corporation                                             April, 2003


96-TN508C              58564.7      42681.9      1462.7       135     -45      586
96-TN509C              58303.3      42372.0      1416.3       135     -65      600
96-TN510               56300.1      42577.2      1008.6       0       -90      105
96-TN512               56587.0      42817.2      1104.5       315     -60      200
96-TN514               56630.0      42517.4      1074.4       315     -60      200
96-TN516               56474.9      42656.9      1065.1       315     -60      200
96-TN517               56401.8      42455.8      1020.6       315     -60      70
96-TN518               57738.5      42485.6      1291.2       314     -70      100
96-TN519               57816.4      42431.5      1305.4       316     -70      100
96-TN520               57926.5      42600.0      1330.0       315     -70      150
96-TN522               57883.4      41798.4      1338.5       0       -90      400
96-TN524               58092.9      41576.2      1418.5       315     -60      260
96-TN527               57711.8      41113.5      1441.5       315     -75      400
96-TN529               57840.6      40979.0      1490.0       315     -70      450
96-TN531               58003.4      40840.2      1538.3       315     -70      400
96-TN533               59752.0      42606.4      1515.4       310     -50      100
96-TN540               60967.6      41382.9      1272.0       313     -45      300
96-TN542               60727.8      41625.0      1316.1       135     -45      300
96-TN545               56334.1      41891.8      1154.2       315     -70      220
96-TN546               56598.0      42240.2      1050.8       312     -70      250
96-TN556               56445.4      39956.9      1307.6       225     -45      100
96-TN557               55527.9      41615.5      1351.3       314     -45      250
96-TN558               55249.2      41868.7      1295.4       135     -45      250
96-TN560               55256.3      42950.4      1011.4       135     -45      250
96-TN562               55582.9      42649.7      1041.1       316     -45      250
96-TN563               56045.9      42487.0      1041.4       0       -90      325
96-TN565               56467.8      42082.4      1081.7       0       -90      225
96-TN568               56322.9      42213.4      1061.8       0       -90      250
97-TN571               56286.7      42246.6      1056.9       315     -70      100
97-TN572               56291.8      42246.1      1056.6       20      -88      200
97-TN573               56767.4      42706.0      1129.4       315     -88      350
97-TN574               56513.2      42324.9      1026.9       315     -60      285
97-TN575               56746.7      42724.2      1128.1       315     -60      240
97-TN576               56427.1      42403.9      1019.6       0       -90      200
97-TN577               56845.6      42845.8      1154.5       315     -60      250
97-TN578               57771.2      41910.2      1307.2       135     -70      450
97-TN579               56361.4      42183.6      1063.1       315     -60      270
97-TN580               57875.6      41801.2      1337.2       135     -70      450
97-TN581               55967.3      42004.3      1186.5       0       -90      275
97-TN582               58016.4      41923.2      1364.6       0       -90      450
97-TN583               56108.3      41862.9      1201.9       0       -90      155
97-TN584               57670.0      40846.7      1487.5       315     -70      330
97-TN585               58134.7      41259.2      1467.9       314     -70      300
97-TN586               58067.3      41044.0      1508.7       315     -70      300
97-TN587               57927.1      41181.4      1456.1       315     -70      450
97-TN588               58032.7      41922.4      1366.9       135     -75      325

Technical Report on the Fort Knox                                            136
and True North Deposits

Kinross Gold Corporation                                             April, 2003


97-TN589               57524.4      40990.8      1440.5       135     -70      450
97-TN590               57497.1      41620.0      1289.0       0       -90      430
97-TN591               57652.6      41474.4      1344.5       0       -90      450
97-TN592               57127.1      41434.7      1284.1       0       -90      300
97-TN593               57270.3      41292.4      1333.0       0       -90      300
97-TN594               57359.8      41762.3      1241.8       0       -90      250
97-TN595               56509.1      41470.4      1254.5       315     -70      250
97-TN596               57207.7      41885.8      1198.0       0       -90      460
97-TN597               57539.5      41321.7      1362.2       0       -90      380
97-TN598               57902.6      42066.1      1330.2       0       -90      360
97-TN599               57770.4      41913.7      1307.3       0       -90      400
97-TN600               56308.5      41106.5      1359.8       315     -70      370
97-TN614               56831.2      39872.8      1324.5       0       -90      300
97-TN615               56526.4      40025.6      1320.4       0       -90      490
97-TN616               56494.1      40153.2      1337.7       0       -90      470
97-TN617               57124.9      40270.3      1417.9       310     -70      450
97-TN618               57003.8      40167.9      1392.3       314     -70      550
97-TN619               56966.0      40057.1      1368.6       315     -70      450
97-TN620               56839.5      39878.5      1325.3       315     -55      300
97-TN622               55178.7      39775.3      1277.0       315     -70      300
97-TN623               55045.6      39645.8      1262.2       316     -70      300
97-TN625               55757.9      40984.2      1409.4       315     -70      500
97-TN626               56445.0      40973.8      1368.0       315     -70      380
97-TN627               57216.3      40479.5      1447.3       318     -70      450
97-TN628               57320.8      40676.7      1457.4       314     -70      550
97-TN629               57523.9      40702.6      1480.9       313     -70      400
97-TN630               58601.4      43721.7      1424.3       315     -70      400
97-TN631               56401.4      39900.9      1292.9       0       -90      500
97-TN632               56634.0      39885.1      1309.5       0       -90      500
97-TN633.1             56523.6      39551.2      1239.7       0       -90      295
97-TN633.2             56513.7      39553.7      1239.4       0       -90      400
97-TN634               56207.1      39413.5      1202.1       0       -90      250
97-TN636               55650.2      43482.2      955.5        315     -70      280
97-TN637               55944.4      43189.5      991.4        317     -70      110
97-TN638               57392.4      40604.3      1469.0       315     -70      550
97-TN639               57292.2      40409.5      1452.1       315     -70      495
97-TN640               55312.1      38856.1      1117.3       317     -58      405
97-TN641               55602.0      38580.8      1068.5       313     -71      435
97-TN644               55698.1      40779.3      1412.0       315     -60      300
97-TN645               56243.7      41186.1      1352.1       315     -70      350
97-TN656               55629.0      40578.3      1400.8       313     -50      350
97-TN657               55473.4      40395.2      1382.5       315     -50      350
97-TN677               56028.9      41396.6      1333.0       315     -70      350
97-TN678               56168.6      41260.7      1346.8       315     -70      300
97-TN679               56248.9      41430.8      1296.2       315     -70      200
97-TN684               59686.1      41681.7      1551.8       0       -90      560

Technical Report on the Fort Knox                                            137
and True North Deposits

Kinross Gold Corporation                                             April, 2003


97-TN690               56724.8      43784.7      1105.6       0       -90     300
97-TN691               57594.2      43497.3      1270.2       315     -70     250
97-TN692               57789.9      43583.3      1274.1       315     -70     300
97-TN693               56846.9      41697.1      1182.5       315     -70     200
97-TN694               56594.3      41636.2      1192.4       315     -70     200
97-TN695               57932.0      43443.0      1325.3       315     -70     350
97-TN696               56363.6      41602.6      1234.6       315     -70     300
97-TN697               58156.1      43509.6      1357.9       315     -70     350
97-TN698               56124.8      40868.1      1391.2       315     -70     300
97-TN700C              59182.9      42927.5      1541.5       315     -75     111
97-TN701C              59555.8      42555.1      1542.0       315     -70     61
97-TN702C              58914.2      42608.4      1530.2       315     -80     273
97-TN703C              59085.2      41986.2      1579.9       0       -90     70
97-TN704C              58519.9      42150.7      1486.5       315     -80     250
97-TN705C              57806.7      42264.3      1304.4       315     -70     61
97-TN706C              56052.7      40587.3      1388.6       315     -75     82
97-TN707C              56186.7      40073.7      1323.0       315     -75     71
97-TN709C              56409.6      39925.3      1298.4       315     -75     82
97-TN710C              56264.4      39171.1      1148.8       315     -75     182
97-TN711C              56920.6      41320.3      1282.7       315     -70     55
97-TN712C              57220.1      41637.4      1254.9       315     -70     111
97-TN713C              57044.9      43338.9      1180.0       315     -60     65
97-TN714C              57227.6      43416.3      1214.0       315     -60     150
97-TN715C              57745.3      41662.8      1311.0       315     -70     71
97-TN716C              56267.4      39175.6      1149.3       315     -60     60
97-TN725               55614.1      41115.5      1411.1       315     -60     200
97-TN726               55588.5      40887.4      1420.0       315     -60     200
99-TN744               58412.4      41969.5      1473.8       0       -90     495
99-TN745               58072.1      42597.5      1356.0       317     -70     100
99-TN746               58147.0      42531.0      1371.8       315     -70     150
99-TN747               58194.7      42618.1      1380.7       315     -70     150
99-TN748               58202.6      42459.5      1385.1       315     -70     200
99-TN749               58110.0      42410.7      1368.8       315     -70     150
99-TN750               58241.5      42717.5      1388.5       315     -70     180
99-TN751C              58846.5      42284.5      1539.6       315     -75     117
99-TN752C              58848.9      42281.9      1539.4       315     -75     351.5
99-TN753C              58782.7      42168.8      1537.6       315     -70     352
99-TN754C              59050.0      42463.7      1554.0       0       -90     251
99-TN755C              58883.6      42489.1      1524.7       0       -90     302
99-TN756C              58317.5      42050.3      1440.8       315     -85     253
99-TN757C              58362.3      42156.3      1448.6       0       -90     252
99-TN758C              58473.7      42191.8      1468.7       0       -90     253
99-TN759C              58461.8      42076.2      1478.9       315     -80     203
99-TN760C              58561.2      42237.9      1486.9       315     -70     251
99-TN761               60217.1      41759.1      1425.2       315     -60     300
99-TN762               60098.6      41876.9      1444.5       315     -60     300

Technical Report on the Fort Knox                                            138
and True North Deposits

Kinross Gold Corporation                                             April, 2003


99-TN763               60419.7      41568.9      1393.3       315     -60     300
99-TN764               60555.0      41434.1      1369.3       315     -60     300
99-TN765               60704.3      41257.7      1345.9       315     -60     300
99-TN766               59847.4      41505.5      1535.5       315     -69     330
99-TN767               59980.0      41363.7      1521.6       315     -60     300
99-TN768               60120.5      41235.0      1498.2       315     -60     300
99-TN769               60368.4      41982.5      1357.9       315     -60     300
99-TN770               60577.5      41754.3      1334.1       315     -60     300
99-TN771               60720.4      41657.4      1311.7       315     -60     300
99-TN781C              59714.0      42930.6      1525.9       135     -70     100.8
99-TN782C              59485.4      42294.8      1546.5       135     -70     200.5
99-TN783C              58398.2      41712.5      1492.5       135     -70     251.5
99-TN784C              58533.5      42131.0      1491.4       0       -90     252
99-TN785C              58720.8      42377.6      1514.4       0       -90     311
99-TN786C              58238.7      42289.9      1407.5       0       -90     151
99-TN787C              58012.3      41946.4      1363.3       315     -80     200
99-TN788C              58640.8      42303.5      1496.4       135     -45     301
99-TN789C              58645.0      42613.7      1485.0       135     -45     401
99-TN790C              58274.8      42123.6      1426.5       315     -70     200
99-TN791               58313.1      42498.0      1407.2       315     -70     200
99-TN792               58046.4      42336.5      1355.2       315     -70     150
99-TN793               58123.4      41710.5      1412.3       315     -70     250
99-TN794               58193.8      41635.1      1441.6       315     -70     280
99-TN795               58267.1      41966.4      1438.5       315     -68     320
99-TN796               58214.7      41746.7      1433.3       315     -70     250
99-TN797               58059.6      41773.4      1392.7       315     -70     250
99-TN798               58262.6      41840.1      1445.5       315     -70     300
99-TN799               59256.7      42681.8      1552.8       315     -70     200
99-TN800               59577.5      42776.6      1538.0       315     -70     200
99-TN801               59645.0      42997.8      1531.6       315     -70     100
99-TN802               59557.4      42952.0      1537.1       315     -70     100
99-TN803               59685.1      42805.2      1526.8       315     -70     150
99-TN804               59678.6      42695.8      1529.4       315     -70     250
99-TN805               59832.0      42686.3      1503.6       315     -70     250
99-TN806               58380.3      41863.7      1476.3       315     -70     325
99-TN807               58333.3      41775.9      1469.9       315     -70     300
99-TN808               58338.4      41609.4      1480.6       315     -70     350
99-TN809               57748.9      42347.8      1293.2       315     -70     250
99-TN810               57888.4      42201.6      1321.3       315     -70     325
99-TN811               57716.6      42272.0      1287.0       315     -70     250
99-TN812               57773.8      42208.7      1300.2       315     -70     250
99-TN813               57807.0      42022.5      1310.6       315     -70     100
99-TN814               57864.9      41952.9      1326.1       315     -70     150
99-TN815               57958.9      41872.1      1358.3       315     -70     150
99-TN816               57997.1      41819.6      1369.6       315     -70     200
99-TN817               60254.5      42546.8      1403.1       315     -50     200

Technical Report on the Fort Knox                                            139
and True North Deposits

Kinross Gold Corporation                                             April, 2003


99-TN818               60621.5      42587.0      1316.0       315     -50     200
99-TN819               59228.7      41987.0      1578.5       315     -70     100
99-TN821C              58083.6      41877.6      1388.2       315     -70     201
99-TN822C              58205.2      42022.5      1417.0       315     -70     154
99-TN823C              58652.5      42146.3      1514.7       320     -70     300
99-TN832               58415.0      43949.3      1373.6       315     -60     400
99-TN841               60945.9      42550.0      1233.6       315     -50     200
99-TN842               60882.4      42619.0      1257.2       315     -50     150
99-TN843               60710.7      42497.6      1282.2       315     -50     250
99-TN844               60438.1      42496.3      1350.9       315     -70     250
99-TN845               60290.1      42645.4      1403.7       315     -70     150
99-TN846               60112.2      42532.7      1437.7       315     -70     250
99-TN847               60028.9      42613.9      1462.9       315     -70     200
99-TN848               59985.1      42533.0      1466.1       315     -70     200
99-TN849               59839.3      42535.2      1498.6       315     -70     200
99-TN850               58829.4      41867.9      1573.6       315     -70     150
99-TN851               59130.3      43231.8      1521.7       315     -70     100
99-TN852               58023.0      42090.9      1363.5       315     -70     150
99-TN853               58394.9      41722.6      1492.7       315     -70     250
99-TN854               58611.1      41929.1      1531.7       312     -70     300
99-TN855               60349.0      42565.3      1382.8       315     -70     200
99-TN856               59788.3      42985.5      1514.6       315     -70     200
99-TN857               59477.6      42314.6      1546.5       315     -70     200
99-TN858               59280.0      41944.7      1577.9       135     -60     150
99-TMW01               55663.8      38551.6      1064.6       0       -90     210
99-TMW02               57605.9      39984.0      1393.9       0       -90     345
99-TMW03               58476.8      40995.1      1609.6       0       -90     365
99-TMW04               56895.7      41864.6      1186.2       0       -90     225
99-TMW06               57978.0      43303.8      1342.7       0       -90     355
99-TMW07               59077.0      43870.3      1461.7       0       -90     505
00-TN859C              57772.2      41485.2      1365.7       0       -90     450
00-TN860C              59186.1      42493.0      1560.6       0       -90     80
00-TN861C              57719.4      41385.4      1379.1       0       -90     400
00-TN862C              57631.0      41332.5      1378.9       0       -90     350
00-TN863C              57794.3      41617.7      1334.8       315     -75     451.5
00-TN864C              57758.9      41762.3      1306.1       0       -90     350
00-TN865C              57680.2      41828.3      1290.6       0       -90     301
00-TN866C              57691.8      41564.9      1333.7       0       -90     370
00-TN867C              57574.8      41541.2      1317.1       0       -90     253
00-TN868C              57294.5      41343.7      1325.4       0       -90     221
00-TN869C              57190.3      41499.0      1279.1       0       -90     250
00-TN870C              57275.3      41566.7      1274.7       315     -70     201
00-TN871C              57410.9      41562.3      1289.6       0       -90     201
00-TN872C              56819.3      41404.5      1258.4       315     -70     152
00-TN873C              56821.3      41304.1      1287.8       0       -90     194.5
00-TN874C              56834.2      41566.9      1209.2       0       -90     150

Technical Report on the Fort Knox                                            140
and True North Deposits

Kinross Gold Corporation                                             April, 2003


00-TN875C              57198.0      41345.2      1314.6       0       -90     250
00-TN876C              57271.6      41259.2      1345.9       135     -75     301.5
00-TN877C              57174.7      41239.5      1341.3       0       -90     250
00-TN878C              56965.9      41287.4      1299.6       315     -80     251
00-TN879C              56267.0      41994.6      1130.7       315     -70     152
00-TN880C              56338.9      41775.3      1183.7       315     -70     155
00-TN881C              56723.3      42817.6      1133.4       315     -60     195
00-TN882C              56551.1      42700.1      1089.2       315     -60     120
00-TN883C              56473.2      42494.9      1035.0       315     -60     120
00-TN884C              58142.1      40823.9      1568.4       135     -60     400
00-TN885C              58213.8      40762.2      1590.7       135     -60     350
00-TN886C              58041.4      40637.2      1570.7       135     -60     402
00-TN887C              58224.3      40619.2      1605.2       315     -70     452
00-TN888C              58005.0      40395.9      1552.6       135     -60     152
00-TN889C              57464.8      40942.7      1443.7       0       -90     383
00-TN890               57412.8      42127.4      1233.4       0       -90     200
00-TN891               57484.2      42038.6      1250.8       0       -90     200
00-TN892               57545.3      41960.6      1265.5       0       -90     200
00-TN893               57603.5      41885.6      1277.4       0       -90     250
00-TN894               57637.6      41748.1      1276.4       315     -80     320
00-TN895               57517.5      41863.5      1251.9       315     -75     250
00-TN896               57272.8      41707.1      1245.8       0       -90     100
00-TN897               57115.3      41567.4      1254.4       0       -90     250
00-TN898               56967.9      41409.8      1265.6       0       -90     250
00-TN899               57539.3      42119.7      1260.1       315     -70     300
00-TN900               57700.1      41975.6      1293.8       0       -90     350
00-TN901               57839.1      41695.6      1336.6       0       -90     350
00-TN902               57939.9      41725.4      1365.3       0       -90     320
00-TN903               57850.8      41400.8      1396.8       0       -90     400
00-TN904               57913.1      41347.0      1410.3       0       -90     400
00-TN905               57956.8      41429.3      1403.4       315     -65     450
00-TN906               57811.1      41325.4      1406.1       0       -90     250
00-TN907               57988.2      41556.8      1394.9       0       -90     400
00-TN908               58054.1      41479.2      1414.4       0       -90     400
00-TN909               57899.0      41627.6      1361.9       0       -90     380
00-TN910               57232.6      42181.8      1181.3       315     -70     200
00-TN911               57367.9      42032.2      1223.6       315     -65     250
00-TN912               57292.1      41829.3      1217.1       0       -90     150
00-TN913               57040.7      41912.2      1192.4       0       -90     100
00-TN914               57112.4      41841.4      1212.0       0       -90     100
00-TN915               56915.0      41641.5      1206.8       0       -90     105
00-TN916               57327.0      41912.6      1202.8       0       -90     160
00-TN917               56958.1      41710.4      1208.0       0       -90     120
00-TN918               56894.2      41781.1      1186.7       0       -90     100
00-TN919               57193.8      41772.8      1235.6       0       -90     200
00-TN920               56766.7      41635.8      1181.9       0       -90     150

Technical Report on the Fort Knox                                            141
and True North Deposits

Kinross Gold Corporation                                             April, 2003



00-TN921               56195.2      42062.9      1128.5       315     -70      150
00-TN922               56203.1      41910.0      1170.9       315     -70      150
00-TN923               56271.2      41838.6      1175.0       315     -70      150
00-TN924               56979.7      41571.0      1232.1       0       -90      120
00-TN925               57040.8      41640.5      1233.1       0       -90      120
00-TN926               57112.7      41697.9      1237.2       315     -70      200
00-TN927               56908.1      41498.3      1232.1       0       -90      120
00-TN928               56674.2      41534.4      1209.9       315     -70      100
00-TN929               56679.4      41415.4      1242.1       0       -90      150
00-TN930               56736.8      41345.6      1270.7       0       -90      180
00-TN931               57420.8      41687.7      1263.1       0       -90      200
00-TN932               57333.4      41636.7      1267.0       0       -90      200
00-TN933               56618.6      41489.8      1228.6       0       -90      150
00-TN934               57051.9      41500.7      1258.0       0       -90      250
00-TN935               57476.8      41756.2      1254.0       0       -90      250
00-TN936               57547.8      41686.0      1278.7       0       -90      250
00-TN937               57438.6      41806.8      1230.9       0       -90      200
00-TN938               57046.6      41354.3      1293.3       0       -90      225
00-TN939               57499.7      41482.9      1318.0       0       -90      250
00-TN940               57365.3      41278.2      1351.9       0       -90      250
00-TN941               56903.4      41221.1      1318.5       0       -90      250
00-TN942               57051.9      41077.4      1361.4       0       -90      250
00-TN943               57121.8      41016.6      1382.5       0       -90      300
00-TN944               57328.4      41085.2      1396.0       0       -90      300
00-TN945               57419.4      41107.3      1400.4       135     -70      305
00-TN946               57502.1      41136.8      1404.7       0       -90      200
00-TN947               57944.4      40460.2      1548.5       135     -60      200
00-TN948               57992.7      40538.6      1562.0       135     -60      250
00-TN949               58094.2      40576.2      1582.7       135     -60      350
00-TN950               58288.0      40691.8      1611.3       135     -60      300
00-TN951               58365.5      40457.5      1629.1       315     -70      400
00-TN952               58161.7      40503.3      1595.4       135     -60      250
00-TN953               58349.3      40764.2      1617.5       315     -70      85
00-TN954               58345.6      40767.2      1616.6       315     -70      270
00-TN955               58163.6      40384.8      1586.8       135     -60      200
00-TN956               58369.8      40597.2      1630.3       135     -60      250
00-TN957               58478.9      40769.7      1637.5       0       -90      288
00-TN958               58398.0      40829.1      1619.6       0       -90      350
00-TN959               58422.3      40687.6      1638.6       135     -70      250
00-TN960               59088.7      41743.8      1600.9       315     -70      200
00-TN961C              57336.6      40788.3      1451.2       0       -90      400
00-TN962C              57218.2      40934.3      1416.3       0       -90      500
00-TN963C              60423.9      42507.6      1353.8       315     -55      252
00-TN964C              60478.0      42588.9      1354.6       315     -50      120
00-TN965C              60333.7      42473.7      1377.0       315     -60      250
00-TN966C              60081.3      42555.8      1446.4       315     -55      181

Technical Report on the Fort Knox                                            142
and True North Deposits

Kinross Gold Corporation                                             April, 2003


00-TN967C               59987.1     42678.6      1477.6       315    -70       102
00-TN968                59180.5     41648.1      1609.5       315    -70       150
00-TN969                58849.1     42234.6      1543.7       0      -90       400
00-TN970                58917.4     42174.1      1558.5       0      -90       280
00-TN971                59008.8     41687.5      1604.3       0      -90       385
00-TN972                58811.2     40987.1      1656.5       0      -90       180
00-TN973                58904.1     41058.7      1656.5       0      -90       100
00-TN974                58411.2     42522.6      1435.4       315    -70       350
00-TN975                58422.2     42659.8      1429.8       315    -70       350
00-TN976                58112.0     41846.7      1392.9       0      -90       205
00-TN977                57625.2     40646.9      1498.7       315    -65       300
00-TN978                57607.5     40801.0      1482.3       0      -90       400
00-TN979                57464.1     40655.9      1476.8       0      -90       250
00-TN980                57469.6     40790.1      1468.9       315    -70       450
00-TN981                57268.7     40866.6      1434.8       0      -90       385
00-TN982                57395.7     40718.7      1464.9       0      -90       400
00-TN983                57334.0     40923.3      1436.2       315    -70       200
00-TN984                57533.5     40869.8      1468.4       0      -90       250
00-TN985                57716.5     40830.8      1493.2       0      -90       270
00-TN986                57692.3     41011.6      1456.0       0      -90       245
00-TN987                57749.2     40937.9      1476.7       0      -90       250
00-TN988                57798.6     40845.6      1498.0       0      -90       250
00-TN989                56936.3     40768.2      1408.3       315    -70       400
00-TN990                57940.9     40319.1      1530.1       135    -60       150
00-TN991                59521.4     39640.2      1730.5       0      -90       585
00-TN992                57189.0     41050.3      1383.9       315    -70       285
00-TN993                57453.3     41183.8      1383.3       0      -90       300
00-TN994                57373.3     41154.9      1382.0       0      -90       345
00-TN995                57665.3     41284.0      1393.8       135    -80       530
00-TN996                57289.5     41125.8      1381.2       315    -80       280
00-TN997                57014.0     43228.0      1188.0       315    -60       150
00-TN998                56989.0     43393.0      1185.0       315    -60       150
00-TN999                57085.0     43157.0      1197.0       315    -70       200
00-TN1021C              57242.1     41420.0      1303.3       0      -90       303
00-TN1022C              57569.5     41406.8      1349.1       0      -90       500
00-TN1000               58936.8     41866.8      1583.1       315    -70       400
00-TN1014               58958.0     41708.1      1601.4       315    -70       200
00-TN1015               58793.1     41732.6      1584.2       315    -70       200
00-TN1016               58590.7     41787.5      1534.6       315    -67.8     300
00-TN1017               58657.6     41867.5      1545.3       315    -69.9     305
00-TN1018               58523.8     41710.7      1526.4       315    -69       200
00-TN1019               59240.1     41571.2      1617.4       315    -69.6     200
00-TN1020               59044.5     41626.7      1612.0       315    -59.8     200
00-TN1023C              57139.6     41259.3      1326.7       320    -75       300
00-TN1024C              56955.5     41168.1      1332.3       135    -80       300
00-TN1025C              56271.3     40284.4      1355.7       0      -90       300

Technical Report on the Fort Knox                                            143
and True North Deposits

Kinross Gold Corporation                                             April, 2003


00-TN1026C              56182.0     40237.0      1349.1       0      -90      200
00-TN1027C              56442.3     40260.2      1351.4       0      -90      450
00-TN1028C              56398.2     40445.7      1371.4       135    -70      35
00-TN1029C              56405.5     40440.9      1371.4       315    -70      250
00-TN1030C              56358.6     39787.4      1272.4       0      -90      250
00-TN1031               59049.9     41619.7      1612.8       135    -60.8    155
00-TN1032               59328.5     41625.5      1602.5       0      -90      200
00-TN1033               59275.0     41667.9      1603.3       315    -71      200
00-TN1034               59309.1     41509.2      1614.1       135    -75.6    150
00-TN1035               59157.9     41511.2      1623.1       0      -90      200
00-TN1036               59216.7     41444.3      1621.5       135    -46      150
00-TN1037               58964.5     41560.1      1614.2       315    -70.4    200
00-TN1038               59271.0     41818.3      1588.1       315    -71.3    165
00-TN1039               59137.8     41805.2      1593.0       315    -70.2    225
00-TN1040               59469.3     41756.3      1576.9       315    -80.4    150
00-TN1041               59381.6     41841.1      1579.7       315    -71.1    150
00-TN1042               59563.1     41948.2      1552.1       315    -70.2    150
00-TN1043               58468.7     41934.4      1494.2       315    -79.5    200
00-TN1044               56123.1     40442.6      1376.5       0      -90      250
00-TN1045               56107.1     40320.9      1363.6       0      -90      300
00-TN1046               56305.1     39975.5      1304.9       0      -90      250
00-TN1047               56314.6     39692.3      1258.2       0      -90      250
00-TN1048               56587.6     39548.8      1244.0       0      -90      200
00-TN1049               56737.0     39837.2      1313.7       0      -90      300
00-TN1050               56763.8     39660.8      1276.5       0      -90      245
00-TN1051C              56495.0     39782.7      1281.4       0      -90      300
00-TN1052C              56580.7     39694.1      1271.9       0      -90      300
00-TN1053C              56672.4     40172.2      1355.8       315    -70      350
00-TN1054C              56983.7     39884.1      1340.3       0      -90      200
00-TN1055C              56161.2     40545.8      1384.6       0      -90      152.5
00-TN1056C              56152.6     40538.0      1384.2       0      -90      300
00-TN1057C              56170.6     40807.2      1392.6       315    -70      250
00-TN1058C              55837.8     41012.2      1400.6       315    -70      150
00-TN1059C              56401.2     40729.8      1388.5       315    -70      300
00-TN1060C              56604.3     40532.3      1387.0       0      -90      402
00-TN1061C              59383.5     39363.9      1744.5       0      -90      201
00-TN1062C              59713.7     38748.1      1770.5       0      -90      203
00-TN1065C              56584.9     40403.8      1376.5       315    -70      350
00-TN1066C              56744.9     40239.4      1371.5       315    -70      400
00-TN1067C              56883.2     40103.3      1368.4       315    -70      350
00-TN1068C              56730.7     39968.2      1330.6       0      -90      200
00-TN1069C              56839.7     39439.8      1236.9       0      -90      200
00-TN1070C              56936.3     40192.5      1387.4       315    -70      350
00-TN1071               56696.9     39582.3      1259.2       0      -90      250
00-TN1072               56769.8     39366.3      1216.7       0      -90      200
00-TN1073               56557.5     39855.7      1296.3       0      -90      450

Technical Report on the Fort Knox                                            144
and True North Deposits

Kinross Gold Corporation                                             April, 2003


00-TN1074               56421.5     39857.7      1288.8       0      -90       265
00-TN1075               56359.0     40065.3      1321.0       0      -90       300
00-TN1076               56450.9     40114.0      1330.9       0      -90       415
00-TN1077               56589.6     40122.0      1341.9       0      -90       450
00-TN1078               56584.9     39983.2      1319.5       0      -90       475
00-TN1079               57018.8     39973.6      1360.0       315    -70.6     350
00-TN1080               56801.4     40186.4      1371.6       315    -70.6     400
00-TN1081               56052.6     40793.8      1398.0       315    -70       200
00-TN1082               56120.3     40726.9      1394.5       315    -69.1     200
00-TN1083               56513.1     40473.3      1378.7       315    -70.3     350
00-TN1084               55675.7     41026.1      1413.1       315    -70.4     250
00-TN1085               55838.9     40863.7      1407.9       0      -90       250
00-TN1086               55703.2     40866.4      1415.4       0      -90       200
00-TN1087               55591.8     40691.8      1412.6       0      -90       200
00-TN1088               55720.3     40695.8      1407.7       0      -90       265
00-TN1089               56666.3     40041.8      1337.2       0      -90       355
00-TN1090               56302.6     40400.4      1367.9       0      -90       350
00-TN1091               56133.3     40142.1      1334.9       0      -90       250
00-TN1092               55964.8     40600.9      1393.1       0      -90       200
00-TN1093               56261.8     40585.7      1384.6       315    -69.9     245
00-TN1094               56191.4     40660.0      1390.9       315    -68.6     345
00-TN1095               56535.7     40306.9      1362.7       315    -70       350
00-TN1096               56766.1     39509.1      1249.8       0      -90       200
00-TN1097               56840.4     39293.8      1208.2       0      -90       200
00-TN1098               56910.6     39369.9      1229.1       0      -90       200
00-TN1099               55978.7     40865.4      1400.7       315    -70.5     200
00-TN1100               56827.5     40014.8      1348.2       315    -70.2     350
00-TN1101               56666.7     40322.8      1375.0       315    -69.1     350
00-TN1102               56447.4     40538.0      1381.2       315    -70.3     300
00-TN1103               56048.3     40943.1      1392.9       315    -70.1     150
00-TN1104               56294.4     40691.6      1389.8       315    -69.5     260
00-TN1105               56372.5     40621.7      1384.9       315    -69.3     300
00-TN1106               56313.6     40816.7      1387.0       315    -70.2     300
00-TN1107               56528.7     40602.9      1382.0       315    -69.2     375
00-TN1121C              57061.6     40219.5      1405.6       0      -90       344
00-TN1122C              57133.7     40269.8      1418.6       0      -90       500
00-TN1108               59342.3     41625.3      1600.9       135    -59.2     150
00-TN1109               59357.9     41698.7      1595.6       0      -90       150
00-TN1110               59295.3     41782.0      1589.5       0      -90       200
00-TN1111               59528.4     41843.8      1564.6       0      -90       200
00-TN1112               59457.6     41914.0      1567.0       0      -90       200
00-TN1113               59597.4     41919.6      1550.0       0      -90       200
00-TN1114               59676.4     41987.8      1530.5       0      -90       200
00-TN1115               59606.7     42058.2      1538.4       0      -90       215
00-TN1116               59531.1     42128.5      1547.0       0      -90       200
00-TN1117               59459.7     42194.1      1553.9       315    -68.4     325

Technical Report on the Fort Knox                                            145
and True North Deposits

Kinross Gold Corporation                                             April, 2003


00-TN1118               59387.8     42259.5      1559.8       315    -67.7     300
00-TN1119               59762.4     42052.7      1511.7       0      -90       200
00-TN1120               59687.6     42120.3      1523.2       0      -90       255
00-TN1123C              57058.5     40344.7      1415.5       315    -70       420
00-TN1124C              56780.4     40633.7      1401.7       315    -70       420
00-TN1125C              56761.2     40507.5      1396.4       0      -90       370
00-TN1126C              56477.1     40790.2      1383.9       0      -90       89
00-TN1127C              56477.1     40790.2      1383.9       0      -90       320
00-TN1128C              57116.3     40437.1      1430.7       0      -90       352
00-TN1129C              57144.0     40551.8      1439.3       315    -70       510
00-TN1130C              57110.1     40741.1      1430.8       0      -90       550
00-TN1131C              56903.1     40646.7      1412.8       0      -90       450
00-TN1132C              57237.9     40743.2      1442.7       315    -70       420
00-TN1133C              56860.8     40839.4      1392.9       315    -70       380
00-TN1134C              56310.8     41382.5      1303.4       315    -70       150
00-TN1135C              56328.7     41224.1      1336.3       0      -90       210
00-TN1136C              56656.7     41320.7      1268.0       315    -70       202
00-TN1137C              56624.0     41219.6      1301.8       0      -90       222
00-TN1138C              56353.1     41495.3      1269.5       0      -90       151
00-TN1139C              56099.8     41325.2      1334.9       315    -70       300
00-TN1140C              56275.6     40998.9      1373.1       0      -90       250
00-TN1141C              56923.3     40485.1      1412.5       315    -70       501
00-TN1142C              57011.0     40700.0      1423.2       315    -70       451
00-TN1143C              57368.2     40335.0      1454.2       315    -70       350
00-TN1144C              59608.7     42189.6      1533.8       140    -75       352
00-TN1145C              59689.4     42116.6      1521.5       0      -90       300
00-TN1146C              59728.6     42078.3      1519.0       0      -90       400
00-TN1147C              59726.2     42220.5      1516.4       0      -90       350
00-TN1148C              59802.1     42145.6      1501.8       0      -90       401
00-TN1149C              59802.1     42145.6      1501.8       314    -75       353
00-TN1151               59611.2     42189.9      1533.7       0      -90       200
00-TN1152               59651.1     42287.2      1531.4       0      -90       200
00-TN1153               59502.9     42435.8      1546.6       0      -90       200
00-TN1154               59385.0     42407.8      1558.6       0      -90       250
00-TN1155               58878.0     42065.3      1560.4       315    -69.9     320
00-TN1156               56712.2     40710.6      1397.0       315    -70       385
00-TN1157               56852.7     40554.4      1407.8       315    -68.7     400
00-TN1158               57328.0     40223.7      1433.9       0      -90       200
00-TN1159               57247.9     40292.5      1432.9       0      -90       220
00-TN1160               59460.7     41750.2      1577.5       135    -59.4     150
00-TN1161               57039.3     40495.4      1427.6       0      -90       360
00-TN1162               57179.7     40359.7      1431.7       0      -90       360
00-TN1163               56899.2     40371.4      1402.2       0      -90       350
00-TN1164               56967.7     40295.6      1403.7       0      -90       420
00-TN1165               56843.3     40283.4      1386.8       0      -90       200
00-TN1166               56992.1     40406.3      1414.4       315    -69.2     465

Technical Report on the Fort Knox                                            146
and True North Deposits

Kinross Gold Corporation                                             April, 2003


00-TN1167               56676.9     40469.4      1386.6       0      -90       400
00-TN1168               56826.0     40437.3      1397.7       0      -90       365
00-TN1169               56730.9     40401.9      1386.6       0      -90       450
01-TN1170               59174.5     40082.0      1708.5       0      -90       300
01-TN1171               59950.9     39560.4      1700.4       0      -90       350
01-TN1172               59743.2     39928.4      1692.0       0      -90       300
01-TN1173               59719.5     40517.4      1638.6       0      -90       350
01-TN1174               60067.0     40741.0      1558.5       0      -90       300
01-TN1175               59853.2     40953.8      1573.1       0      -90       300
01-TN1176               59706.6     41092.8      1597.2       0      -90       300
01-TN1177               59853.7     40388.2      1628.8       0      -90       300
01-TN1178               60344.0     39337.9      1672.9       0      -90       300
01-TN1179               60206.4     38592.1      1743.7       0      -90       300
01-TN1180               59238.5     38753.2      1731.6       0      -90       300
01-TN1181               56170.9     40953.3      1383.4       315    -70.9     400
01-TN1182               55948.3     41181.8      1376.9       315    -70       150
01-TN1183               55965.8     41039.3      1389.1       0      -90       160
01-TN1184               56404.5     40855.4      1380.7       0      -90       400
01-TN1185               56120.9     41145.9      1368.8       0      -90       350
01-TN1186               55985.3     41291.2      1361.9       0      -90       150
01-TN1187               56277.0     41294.2      1328.3       0      -90       200
01-TN1188               56415.8     41432.0      1277.9       0      -90       250
01-TN1189               56486.9     41363.2      1288.2       0      -90       200
01-TN1190               56285.7     41685.1      1216.6       315    -71.8     200
01-TN1191               56445.5     41538.2      1243.7       315    -70.9     200
01-TN1192               56415.8     41264.2      1319.0       315    -68.6     200
01-TN1193               56190.9     41071.4      1371.8       0      -90       250
01-TN1194               56026.1     41113.3      1377.5       315    -70       350
01-TN1195               57347.2     43739.2      1178.1       315    -60.2     150
01-TN1196               57207.0     43601.0      1192.9       315    -70       200
01-TN1197               57167.5     43503.4      1203.6       315    -59.6     150
01-TN1198               57450.9     43630.7      1220.0       315    -72.3     300
01-TN1199               57399.3     43544.5      1229.5       315    -59.4     300
01-TN1200               57598.3     41080.0      1425.2       0      -90       250
01-TN1201C              56054.2     41214.9      1366.1       0      -90       200
01-TN1202C              56206.2     41356.2      1319.5       0      -90       200
01-TN1203C              57008.0     40965.3      1385.4       315    -70       400
01-TN1204C              57617.6     41636.3      1301.1       0      -90       500
01-TN1205C              55774.3     40922.6      1410.0       0      -90       250
01-TN1206C              57249.3     43269.0      1220.1       315    -60       300
01-TN1207C              57299.3     43369.0      1231.5       315    -60       300
01-TN1208C              57333.9     43607.4      1207.5       315    -60       195
01-TN1209C              56809.4     43002.4      1151.0       315    -60       199
01-TN1210C              56345.9     41772.9      1181.2       315    -50       200
01-TN1211C              59105.2     40151.3      1710.4       0      -90       300
01-TN1212C              56982.0     43107.7      1182.7       315    -60       249

Technical Report on the Fort Knox                                            147
and True North Deposits

Kinross Gold Corporation                                             April, 2003


01-TN1213C              57178.9     43336.6      1206.7       315    -60       199
01-TN1214C              57656.0     41169.4      1421.2       315    -75       400
01-TN1215C              57482.7     41061.1      1420.5       135    -70       200
01-TN1216C              56242.1     39743.5      1266.2       0      -90       250
01-TN1217C              56700.7     39446.3      1234.3       0      -90       202
01-TN1218C              56800.0     39767.0      1304.4       0      -90       200
01-TN1219C              56303.5     39393.0      1189.7       0      -90       200
01-TN1220C              56287.7     39264.7      1174.5       0      -90       200
01-TN1221               57285.9     43523.8      1217.6       315    -60.2     250
01-TN1222               57351.4     43447.4      1236.7       315    -59.4     300
01-TN1223               56130.6     41546.1      1278.3       0      -90       170
01-TN1224               56065.7     41500.1      1299.9       0      -90       200
01-TN1225               56137.6     41436.7      1307.9       0      -90       200
01-TN1226               55951.7     41458.6      1324.8       315    -69.2     150
01-TN1227               55814.6     41174.0      1388.0       0      -90       200
01-TN1228               55802.5     41047.9      1399.2       315    -69.1     150
01-TN1229               56713.0     40979.7      1360.7       315    -70       350
01-TN1230               56567.3     40843.2      1381.7       315    -70       255
01-TN1231               56232.1     41730.0      1212.2       315    -68       225
01-TN1232               56141.5     41968.5      1164.1       315    -70.2     150
01-TN1233               56759.2     41898.6      1147.3       315    -69.5     150
01-TN1234               56766.3     41776.3      1150.5       315    -69.8     150
01-TN1235               56698.4     41708.8      1156.7       0      -90       150
01-TN1236               56135.4     41692.3      1239.6       0      -90       200
01-TN1237               56210.7     41616.0      1250.9       0      -90       200
01-TN1238               56282.8     41548.3      1260.1       0      -90       200
01-TN1239               55918.9     41359.0      1351.9       0      -90       200
01-TN1240               55875.2     41255.2      1371.9       315    -69.3     200
01-TN1241               56216.3     43452.6      1047.2       315    -58.8     200
01-TN1242               56371.4     43448.1      1064.1       315    -60       85
01-TN1243               56219.3     43318.7      1047.9       315    -59.1     200
01-TN1244               55275.1     40018.8      1323.5       0      -90       200
01-TN1245               55387.9     40311.9      1372.1       0      -90       265
01-TN1246               55396.5     40169.2      1350.2       0      -90       250
01-TN1247               55264.0     40144.2      1347.4       0      -90       205
01-TN1248               55650.1     40909.4      1416.7       0      -90       150
01-TN1249               55610.2     40809.3      1418.4       315    -60       200
01-TN1250               55525.6     40760.8      1416.8       315    -60       200
01-TN1251               57818.1     41132.5      1449.6       0      -90       300
01-TN1252               57748.9     41201.2      1432.1       0      -90       300
01-TN1253               57771.3     41055.6      1460.5       315    -75       250
01-TN1254               58045.8     41196.4      1462.8       0      -90       350
01-TN1255               57974.1     41265.9      1436.7       0      -90       400
01-TN1256               57882.0     41080.8      1470.8       0      -90       350
01-TN1257               57976.2     41131.0      1475.7       315    -75       250
01-TN1258               57391.1     41007.2      1417.4       0      -90       350

Technical Report on the Fort Knox                                            148
and True North Deposits

Kinross Gold Corporation                                             April, 2003


01-TN1259               57390.2     42572.4      1219.7       315    -60       200
01-TN1260               57211.4     42742.6      1203.5       315    -60       200
01-TN1261               57830.2     42821.1      1313.6       315    -70       250
01-TN1262               57662.3     43002.1      1286.9       315    -70       250
01-TN1263               59665.4     43637.4      1489.5       315    -70       180
01-TN1264               60239.6     43942.3      1400.6       315    -75       180
01-TN1269               58116.9     41414.8      1434.0       0      -90       250
01-TN1270               58158.4     41513.0      1434.3       315    -60       360
01-TN1271               57660.8     42157.9      1279.8       315    -70       150
01-TN1281C              57253.0     41989.7      1183.4       0      -90       150
01-TN1282C              57731.2     42081.4      1290.8       315    -70       150
01-TN1283C              57879.0     42369.3      1316.1       315    -60       151
01-TN1284C              58343.0     42610.3      1406.7       315    -70       250
01-TN1285C              58490.3     42744.1      1436.4       315    -70       251
01-TN1286C              58083.5     42576.4      1356.6       315    -70       200
01-TN1287C              58051.5     42472.0      1351.9       315    -70       200
01-TN1288C              56423.4     42393.4      1023.5       315    -60       150
01-TN1289C              56360.7     42179.5      1062.7       0      -90       188
01-TN1290C              56136.3     39020.1      1127.3       0      -90       200
01-TN1291               55584.9     40693.3      1412.8       315    -60       250
01-TN1292               55761.2     41081.4      1401.8       315    -70       150
01-TN1293               56565.3     43101.9      1105.5       315    -60       200
01-TN1294               56918.9     43170.2      1173.8       315    -60       250
01-TN1295               56875.0     42938.5      1165.2       315    -60       250
01-TN1296               56728.3     43082.8      1138.8       315    -60       150
01-TN1297               56803.7     43150.1      1155.2       315    -50       200
01-TN1298               56313.6     42086.2      1089.4       315    -60       200
01-TN1299               56369.4     42042.2      1096.9       315    -60       160
01-TN1300               56680.3     42550.3      1091.8       315    -60       285
01-TN1301               56615.6     42625.0      1090.1       315    -60       200
01-TN1302               56613.4     42780.9      1104.8       0      -90       180
01-TN1303               56936.9     43299.7      1168.5       315    -60       200
01-TN1304               58990.4     40130.7      1707.8       135    -59.6     300
01-TN1305               59073.1     40036.8      1705.7       135    -59.6     250
01-TN1306               59244.9     40007.9      1715.9       0      -90       250
01-TN1307               59277.3     40116.0      1707.5       135    -58.6     250
01-TN1308               59224.7     40173.5      1703.4       135    -69.9     300
01-TN1311C              56167.6     39115.8      1139.0       0      -90       200
01-TN1312C              56766.5     41073.6      1347.1       0      -90       300
01-TN1313C              56711.0     40841.5      1383.2       0      -90       350
01-TN1278               59435.3     39782.2      1728.2       0      -90       600
01-TN1279               56640.4     40202.4      1350.0       315    -73.1     500
01-TN1280               56235.4     40471.4      1373.7       0      -90       250
01-TN1309               56629.9     40076.9      1357.2       0      -90       500
01-TN1310               56715.3     40128.3      1356.5       315    -70       445
01-TN1314               56784.6     40055.7      1358.1       315    -70       500

Technical Report on the Fort Knox                                            149
and True North Deposits

Kinross Gold Corporation                                             April, 2003


01-TN1315               56624.3     40647.3      1391.8       0      -90       400
01-TN1316               56688.3     40574.2      1393.5       0      -90       475
01-TN1317               56549.4     40719.9      1388.1       0      -90       350
01-TN1318               56648.5     40761.3      1390.2       315    -68.7     345
01-TN1319               56975.1     40580.9      1425.2       0      -90       400
01-TN1320               57120.5     40154.1      1394.7       0      -90       350
01-TN1321               56911.4     39936.8      1358.1       0      -90       300
01-TN1322               57095.9     39890.4      1373.3       315    -69.4     350
01-TN1323               57638.4     39786.2      1356.3       135    -60       125
01-TN1324               57649.7     39797.4      1357.1       315    -60       400
01-TN1325               57768.8     39929.8      1412.1       135    -60       400
01-TN1326               57906.3     39788.6      1439.4       135    -60       400
01-TN1327               55377.4     40043.2      1339.4       315    -60       200
01-TN1328               55183.5     39964.9      1313.5       315    -59.1     200
01-TN1329               55257.0     39893.0      1300.5       315    -60       250
01-TN1330               57544.8     40570.6      1503.4       0      -90       300
01-TN1331               57669.3     40731.1      1497.8       0      -90       265
01-TN1332               57466.0     40516.9      1476.4       315    -69.8     600
01-TN1333               57322.4     40523.6      1458.1       0      -90       300
01-TN1334               56358.7     40336.7      1356.4       0      -90       300
01-TN1335               56039.3     40099.6      1326.4       0      -90       150
01-TN1336               55957.5     40176.7      1344.5       0      -90       245
01-TN1337               56059.9     40221.5      1348.1       0      -90       200
01-TN1338               56284.3     39010.3      1119.2       0      -90       125
01-TN1339               56449.1     39002.9      1126.6       315    -70       160
01-TN1340               56580.3     38995.1      1128.7       0      -90       180
01-TN1341               57168.0     40537.4      1444.0       0      -90       600
01-TN1342               59612.4     41675.2      1571.2       0      -90       600
01-TN1343               57416.5     40458.2      1469.8       0      -90       600
01-TN1344               57186.6     40664.9      1442.9       0      -90       600
01-TN1345C              57082.8     40342.9      1431.4       0      -90       450
01-TN1346               57251.8     40594.7      1453.3       0      -90       400
01-TN1347               57736.4     40654.6      1514.8       0      -90       250
01-TN1348               57785.5     40754.2      1514.5       0      -90       285
01-TN1349               56832.0     40717.8      1403.5       0      -90       400
01-TN1350               56447.7     39122.3      1153.1       0      -90       210
01-TN1351               56146.2     38859.2      1089.5       0      -90       185
01-TN1352               59043.1     41760.8      1595.3       315    -69.1     200
01-TN1353               59159.8     41932.7      1582.1       315    -69.7     100
01-TN1354               59309.1     42063.1      1570.7       315    -69.3     150
01-TN1355               58593.0     42356.0      1460.0       315    -68.1     220
01-TN1356               58698.0     42112.6      1460.5       315    -69.3     150
01-TN1357               59392.5     42121.6      1561.6       315    -68.9     150
01-TN1358               59462.4     42048.7      1556.9       315    -68.8     150
01-TN1359               59235.7     41850.1      1585.5       315    -68.8     120
01-TN1360               59102.5     41708.8      1601.5       315    -69.1     140

Technical Report on the Fort Knox                                            150
and True North Deposits

Kinross Gold Corporation                                             April, 2003


01-TN1361              59200.3      41607.4      1609.8       315    -69.4     150
01-TN1362              59300.2      41651.4      1600.6       0      -90       100
01-TN1363              59243.1      41709.9      1600.3       0      -90       80
01-TN1364              59379.5      41992.7      1567.3       315    -69.5     150
01-TN1365              59535.0      42403.7      1548.7       0      -90       120
01-TN1366              59497.7      42582.4      1548.2       0      -90       80
01-TN1367              59490.1      43026.1      1540.9       315    -69.2     150
01-TN1368              59340.9      43164.3      1537.1       315    -68.7     120
01-TN1369              59272.1      43235.5      1530.6       315    -70       120
01-TN1370              58535.0      41849.0      1460.0       315    -72.6     140
01-TN1371              58588.0      41795.0      1460.0       0      -90       180
01-TN1372              59590.6      43053.8      1534.9       0      -90       100
01-TN1373              59685.3      42962.4      1528.3       0      -90       150
01-TN1374              59606.3      42332.8      1537.5       0      -90       80
01-TN1375              59570.4      42505.6      1541.5       0      -90       80
01-TN1376              59491.7      42452.1      1549.8       315    -70       140
01-TN1377              59276.5      42097.9      1570.7       315    -45       180
01-TN1378              59195.7      42042.9      1576.5       315    -66.1     220
01-TN1379              59350.7      40049.5      1716.1       135    -58.9     250
01-TN1380              58888.0      42200.0      1460.1       0      -90       205
01-TN1381              59420.8      42680.2      1549.2       315    -49.7     150
01-TN1382              59434.2      40110.2      1698.4       135    -59.1     300
01-TN1383              59505.3      40045.9      1701.9       135    -58.5     350
01-TN1384              59006.5      39962.6      1700.9       135    -59.2     300
01-TN1385              58937.3      40030.6      1694.4       135    -58.3     350
01-TN1386              58656.7      40599.4      1668.1       135    -59.6     250
01-TN1387              58586.8      40666.6      1659.4       135    -59.2     300
01-TN1388              58483.6      40763.7      1637.2       135    -54.7     150
01-TN1389              58287.5      40537.4      1618.4       135    -68.9     150
01-TN1390              58308.2      40378.5      1623.4       135    -59.3     150
01-TN1391              58234.3      40452.1      1605.6       135    -60.5     200
01-TN1392              56115.1      39456.2      1216.3       0      -90       180
01-TN1393              56050.6      39229.7      1166.2       0      -90       250
01-TN1394              56066.4      39075.8      1140.7       0      -90       250
01-TN1395              55991.5      39002.7      1131.3       0      -90       200
01-TN1396              56191.9      39217.8      1156.7       0      -90       150
01-TN1397              56227.0      38930.0      1098.4       315    -70       160
01-TN1398              56514.3      39055.6      1143.9       0      -90       190
01-TN1399              56309.1      39100.6      1137.9       315    -69.5     250
01-TN1400              56666.0      39049.3      1147.9       0      -90       150
01-TN1401              56364.2      39217.4      1167.1       0      -90       245
01-TN1402              56425.6      39296.6      1187.4       0      -90       200
01-TN1403              56238.3      39486.1      1232.0       0      -90       200
01-TN1404              56384.5      39483.1      1221.8       315    -69.8     250
01-TN1405              56452.2      39408.2      1211.2       315    -70       245
01-TN1406              56551.1      39436.0      1217.4       0      -90       220

Technical Report on the Fort Knox                                            151
and True North Deposits

Kinross Gold Corporation                                             April, 2003


01-TN1407               56646.0     39345.6      1209.3       0      -90       250
01-TN1408               56242.9     39617.3      1257.8       315    -58.9     250
01-TN1409               56167.6     39552.3      1232.4       0      -90       200
01-TN1410               56696.4     39867.5      1311.9       0      -90       385
01-TN1411               56984.0     40006.4      1359.5       315    -69.7     350
01-TN1412               58491.9     41892.7      1462.8       233    -60       70
01-TN1413               58497.0     41886.3      1463.0       135    -60       60
01-TN1414               58481.7     41901.2      1463.1       315    -50       120
01-TN1415               58548.4     41832.1      1463.7       315    -50       120
01-TN1416               58557.3     41823.0      1463.1       135    -60       80
01-TN1417               60517.5     42556.3      1337.1       315    -69.1     175
01-TN1418               60449.7     42622.1      1360.5       315    -49.1     125
01-TN1419               60206.1     42578.4      1422.2       315    -59.3     160
01-TN1420               60128.7     42658.7      1440.8       315    -68.9     150
01-TN1421               60003.7     42646.4      1465.7       315    -62.2     120
01-TN1422               58716.0     40122.7      1669.1       135    -58.2     350
01-TN1423               58872.0     40105.2      1686.7       135    -57.9     300
01-TN1424               58784.7     40046.9      1676.6       135    -57.2     300
01-TN1425               56471.7     40215.3      1343.8       0      -90       385
01-TN1426               56464.7     40222.3      1344.0       0      -90       500
01-TN1427               56047.1     39528.4      1226.3       0      -90       200
01-TN1428               56085.8     39635.1      1250.8       0      -90       200
01-TN1429               56152.9     39694.9      1258.7       315    -60       200
01-TN1430               56165.0     39824.7      1287.1       0      -90       250
01-TN1431               56763.4     40785.7      1392.1       0      -90       400
01-TN1432               56912.3     40937.0      1383.9       0      -90       400
01-TN1433               56955.2     41024.1      1376.2       315    -70       300
01-TN1434               56617.4     40928.1      1369.4       0      -90       350
01-TN1435               56543.2     41000.2      1359.0       0      -90       300
01-TN1436               56472.7     41069.1      1349.6       0      -90       280
01-TN1437               56333.9     40928.1      1377.5       0      -90       280
01-TN1438               55772.1     40785.1      1410.0       0      -90       225
01-TN1439               57891.0     40795.5      1524.0       0      -90       200
01-TN1440               58118.3     41132.0      1488.5       0      -90       200
01-TN1441               57969.6     41005.1      1501.3       0      -90       350
01-TN1450C              56548.9     40140.9      1341.0       0      -90       455
01-TN1451               56208.3     39917.7      1293.6       0      -90       250
01-TN1452               57698.2     39994.9      1403.8       135    -60       300
01-TN1453               57459.3     40328.6      1457.4       0      -90       245
01-TN1454               55627.8     40928.8      1418.4       315    -49.5     300
01-TN1442               56512.9     40902.0      1373.7       315    -70       350
01-TN1443               58078.6     42724.0      1361.2       315    -70       150
01-TN1444               57974.1     42411.4      1337.7       315    -70       150
01-TN1445               57677.8     42413.4      1278.9       315    -70       250
01-TN1446               57894.8     42479.1      1321.9       315    -70       200
01-TN1447               57577.2     42232.7      1258.4       315    -70       150

Technical Report on the Fort Knox                                            152
and True North Deposits

Kinross Gold Corporation                                             April, 2003


01-TN1448               57343.5     42177.4      1215.9       0      -90       250
01-TN1449               56355.0     41763.0      1185.0       0      -90       188
01-TN1455               55521.8     40617.3      1407.9       315    -50       200
01-TN1456               57402.7     39446.3      1252.1       135    -60       400
01-TN1457               56885.0     39140.2      1168.1       0      -90       150
01-TN1458               56913.6     39229.3      1189.2       0      -90       200
01-TN1459               57017.2     39267.7      1203.3       0      -90       200
01-TN1460               57174.8     40090.2      1398.1       0      -90       200
01-TN1461               57847.8     40144.2      1478.8       135    -58.9     300
01-TN1462               58565.3     40115.5      1643.1       135    -58.8     300
01-TN1463               58640.1     40189.9      1658.2       135    -59.4     300
01-TN1464               57095.6     40887.2      1410.6       315    -69.4     400
01-TN1465               57160.4     40818.2      1425.8       315    -70       405
01-TN1466               56400.8     41140.4      1343.2       0      -90       200
01-TN1467               56372.9     41034.6      1362.2       315    -70       125
01-TN1468               56364.2     41043.4      1362.1       315    -70       300
01-TN1469               56695.9     41147.9      1325.5       0      -90       250
01-TN1470               56797.2     41181.2      1327.5       315    -69.2     239
01-TN1471               56884.6     41100.1      1347.0       315    -70       305
01-TN1472C              57431.4     41252.8      1362.2       0      -90       400
01-TN1473C              57920.1     40904.6      1510.3       315    -70       350
01-TN1474C              57960.2     40727.3      1542.0       0      -90       350
01-TN1475C              56835.6     41011.6      1363.2       0      -90       401
02-TN1480               58271.5     42671.0      1362.4       315    -70       220
02-TN1481               60278.1     42504.3      1409.0       315    -70       200
02-TN1482               60325.5     42608.4      1401.7       315    -70       165
02-TN1483               60534.1     42535.6      1333.0       315    -70       200
02-TN1485               56079.4     43302.9      1025.2       315    -70       300
02-TN1486               55937.5     43445.9      998.4        315    -70       300
02-TN1487               55797.1     43576.6      985.9        315    -70       300
02-TN1488               56061.9     43582.8      1025.1       315    -60       300
02-TN1489               55805.6     43298.5      965.5        315    -70       296
02-TN1490               56355.5     43609.7      1065.6       315    -60       165
02-TN1491               56592.8     43325.6      1106.6       315    -70       225
02-TN1492               57390.0     41864.0      1219.0       0      -90       460
02-TN1493               57192.1     42046.9      1167.2       0      -90       460
02-TN1494               57147.7     41975.8      1165.8       0      -90       460
02-TN1495               57073.1     42039.8      1142.0       0      -90       165
02-TN1496               56977.2     41997.2      1153.1       0      -90       145
02-TN1497               57196.2     42309.1      1169.5       0      -90       200
02-TN1498               56977.0     40861.2      1398.8       0      -90       500
02-TN1499               57042.3     40795.9      1416.8       0      -90       485
02-TN1500               56171.7     41386.7      1315.8       0      -90       200
02-TN1501               56021.4     41254.2      1363.1       0      -90       200
02-TN1502               57388.8     41421.1      1319.0       315    -69.3     300
02-TN1503               57855.3     40686.2      1532.6       0      -90       250

Technical Report on the Fort Knox                                            153
and True North Deposits

Kinross Gold Corporation                                             April, 2003


02-TN1504               57810.3     40592.0      1529.9       0      -90       250
02-TN1505               58180.1     41068.2      1515.4       0      -90       300
02-TN1506               58028.6     40944.6      1518.9       0      -90       350
02-TN1507               58141.3     40973.6      1536.6       315    -69.2     350
02-TN1508               55741.0     40972.9      1409.4       0      -90       200
02-TN1509               56546.3     41294.4      1290.7       0      -90       200
02-TN1510               56344.6     41623.0      1228.7       315    -70       200
02-TN1511               56584.0     41399.6      1253.8       315    -69.8     200
02-TN1512               57272.9     42266.9      1193.8       0      -90       200
02-TN1513               57107.1     42270.2      1152.5       315    -69.8     150
02-TN1514               57113.7     42111.7      1146.3       0      -90       200
02-TN1515               57111.1     43410.8      1192.5       315    -58.8     200
02-TN1516               57033.0     43491.1      1181.9       315    -58.6     150
02-TN1517               57254.9     43690.0      1181.6       315    -59.1     150
02-TN1518               56554.5     41571.6      1214.1       0      -90       150
02-TN1519               56591.1     41122.8      1330.0       315    -70       350
02-TN1531C              56638.9     39993.7      1324.8       0      -90       250
02-TN1534C              55817.4     40955.1      1406.2       0      -90       150
02-TN1529               55019.0     38582.0      1098.8       315    -69.7     300
02-TN1532C              56118.7     39598.0      1236.2       0      -90       150
02-TN1533C              56395.8     40166.4      1337.4       0      -90       250
02-TN1535C              55635.8     40849.8      1416.1       315    -60       150
02-TN1536C              57887.5     40515.9      1539.5       0      -90       250
02-TN1537               55120.5     40158.5      1348.7       0      -90       250
02-TN1538               55048.6     40231.8      1361.0       0      -90       250
02-TN1539               55964.2     40013.5      1323.2       0      -90       200
02-TN1540               56672.4     40744.7      1394.8       0      -90       620
02-TN1541               56675.2     40869.6      1379.9       0      -90       620
02-TN1542               56207.4     39783.0      1274.1       0      -90       200
02-TN1543               56084.5     39772.6      1275.5       315    -70       150
02-TN1544               56017.7     39704.8      1262.9       0      -90       150
02-TN1545               56903.6     39801.8      1315.5       0      -90       225
02-TN1546               56757.1     39727.3      1291.4       135    -63.3     250
02-TN1547               56828.3     39800.8      1308.6       0      -90       200
02-TN1548               56948.1     39610.7      1279.3       315    -69.5     200
02-TN1549               56643.2     39494.5      1236.3       0      -90       165
02-TN1550               56698.9     39370.7      1223.1       0      -90       150
02-TN1551               56609.3     39249.1      1190.3       0      -90       150
02-TN1552               56654.7     40497.0      1386.3       0      -90       620
02-TN1553               56626.3     40365.8      1374.7       0      -90       610
02-TN1554               56771.5     40875.8      1384.3       0      -90       640
02-TN1555               58711.5     41144.1      1629.5       315    -70       200
02-TN1556               58670.8     40862.7      1654.4       0      -90       120
02-TN1557               57913.4     40621.5      1544.3       0      -90       250
02-TN1558               56273.2     39884.2      1291.4       0      -90       150
02-TN1559               56204.0     39866.5      1287.7       0      -90       150

Technical Report on the Fort Knox                                            154
and True North Deposits

Kinross Gold Corporation                                             April, 2003


02-TN1560                     55953.6      39767.2      1271.2       0       -90      150
02-TN1561                     56196.8      39514.1      1225.5       0       -90      150
02-TN1562                     56278.1      39435.5      1212.4       0       -90      150
02-TN1563                     56330.1      39243.4      1165.8       0       -90      240
02-TN1564                     56495.3      39217.4      1174.7       315     -60      251
02-TN1565                     56632.5      39084.9      1151.2       0       -90      150
02-TN1566                     56890.3      39190.1      1184.7       0       -90      150
02-TN1567                     56978.6      39178.2      1168.2       0       -90      150
02-TN1568                     56811.7      39393.6      1237.6       0       -90      150
02-TN1569                     57020.1      39547.5      1273.8       135     -70      220
02-TN1570                     56846.4      39657.9      1282.7       135     -70      250
02-TN1571                     55026.0      39120.3      1180.2       315     -70      300
02-TN1575                     55165.6      40255.4      1365.7       0       -90      250
02-TN1576                     55711.0      40927.4      1412.7       0       -90      155
02-TN1577                     55579.1      40774.5      1416.0       0       -90      150
02-TN1579                     58025.0      40659.8      1565.8       0       -90      300
02-TN1580                     58060.3      40769.9      1556.7       315     -75      300
02-TN1589                     57280.7      42381.4      1185.2       0       -90      200
02-TN1590                     57138.7      42392.0      1156.3       0       -90      200
02-TN1591                     57191.1      42451.2      1172.1       0       -90      200
02-TN1592                     57056.2      42194.4      1137.6       0       -90      150
02-TN1593                     57020.2      42362.3      1132.2       0       -90      150
02-TN1594                     56436.0      42537.0      1034.0       315     -60      100
02-TN1595                     56542.0      42430.0      1037.0       315     -60      250


Technical Report on the Fort Knox                                            155
and True North Deposits